

October 17, 2006

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,



Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. Circular ((1)Proposed A share issue, (2)proposed amendments to the articles, (3)proposed adoption of the procedural rules), dated October 16, 2006
2. Announcement, dated October 11, 2006
3. Results of General Meetings, dated October 3, 2006
4. Proxy Form, dated September 27, 2006
5. Reply Slip, dated September 27, 2006
6. Proxy Form, dated September 27, 2006
7. Reply Slip, dated September 27, 2006
8. Circular (Notice of extraordinary general meeting), dated September 27, 2006
9. Circular (Notice of H shares shareholders class meeting), dated September 27, 2006
10. Notices of General Meetings, dated September 27, 2006
11. Notices of General Meetings, dated September 27, 2006
12. Announcement, dated September 27, 2006
13. CIRC Will Continue to Release Relevant Data on Its Website(first 8 months of 2006), dated September 27, 2006


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated August 27, 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from January 1, 2006 to August 31, 2006 were RMB 46,848.62 million and RMB 11,131.88 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, September 21, 2006

As at the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

ANNOUNCEMENT

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED ADOPTION OF THE PROCEDURAL RULES

PROPOSED A SHARE ISSUE

The Board is pleased to announce that at a meeting of the Board held on September 26, 2006, it was resolved that, subject to and as to be approved by the Shareholders at the EGM and the Class Meetings, the Company shall apply to the Relevant Governing Authorities for the allotment and issue of not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities. The Company shall apply to the Shanghai Stock Exchange for the listing of such A Shares.

The net proceeds from the A Share Issue are intended to be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities.

The Company will be issuing a further announcement as soon as possible setting out further information regarding the benchmarks proposed to be adopted as the basis for determining the issue price.

The A Share Issue is subject to approvals of (a) Shareholders at the EGM and the Class Meetings ; and (b) the Relevant Governing Authorities.

PROPOSED AMENDMENTS TO THE ARTICLES

Amendments to the Articles are being proposed primarily as a result of the A Share Issue and to comply with applicable PRC laws and regulations. The amendments to the Articles are subject to Shareholders' approval at the EGM and will become effective upon approval by the CIRC and other regulatory bodies and listing of the A Shares.

PROPOSED ADOPTION OF THE PROCEDURAL RULES

As a result of the proposed A Share Issue and as required by the relevant laws, rules and regulations and the requirements of the CSRC and the Shanghai Stock Exchange, the Company proposes to adopt the Procedural Rules for Shareholders' meetings, Board meetings and Supervisory Committee meetings respectively to regularise the functions and powers of and the procedures for Shareholders' meetings, Board meetings and Supervisory Committee meetings and other related matters.

The Procedural Rules are subject to Shareholders' approval at the EGM, and the obtaining of any approval (as applicable) from the Relevant Governing Authorities and will become effective upon listing of the A Shares.

Rule 13.73 of the Listing Rules provides that an issuer shall despatch a circular to its shareholders at the same time as (or before) the issuer gives notice of the general meeting to approve the transaction referred to in the circular. Given that the Company is a PRC issuer and subject to a 45 days' notice period requirement under the Articles, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 13.73 of the Listing Rules to issue the notice of EGM and the notice of the Class Meeting for H Shareholders at the time of this announcement so as to expedite matters.

Details regarding the proposed A Share Issue, the proposed amendments to the Articles and the proposed adoption of the Procedural Rules will be set out in the circular. The said circular will be despatched to Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and all material information of which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

A. PROPOSED A SHARE ISSUE

1. Background

At the Board meeting held on September 26, 2006, it was resolved that, subject to and as to be approved by the Shareholders at the EGM and the Class Meetings, the Company shall apply to the Relevant Governing Authorities for the allotment and issue of not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. It is expected that such investors will not include connected persons (as defined under the Listing Rules) of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules.

2. Structure of the A Share Issue

Type of securities to be issued:	A Shares
Number of A Shares to be issued:	This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances. The final number of A Shares to be issued will be decided upon by the Board subject to and as authorised by the Shareholders at the EGM and the Class Meetings, adjusted depending on market conditions and is subject to approval(s) by the CSRC and other Relevant Governing Authorities
Nominal value:	RMB1.00 each

Rights attached to the A Shares:	The A Shares will be listed Domestic Shares and, subject to applicable laws, rules and regulations and the Articles, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the accumulated retained earnings at the time of the A Share Issue in proportion to their then shareholdings
Target subscribers:	Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations)
Basis for determining the issue price:	The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation. Thus, the amount of funds to be raised from the A Share Issue cannot be confirmed at the date of this announcement The Company will be issuing a further announcement as soon as possible setting out further information regarding the benchmarks proposed to be adopted as the basis for determining the issue price
Use of proceeds:	Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities

3. Shareholders' Approval and other Approvals

The EGM and the Class Meetings will be held to consider and, if thought fit, approve, among other things, the specific mandate for the A Share Issue and to authorise the Board to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and listing on the Shanghai Stock Exchange and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities; to, at their discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.

It should be noted that the A Share Issue, upon approval by the Shareholders at the EGM and the Class Meetings, is still subject to the approval of the CSRC and other Relevant Governing Authorities. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required. The approval by the Shareholders at the EGM and the Class Meetings shall remain to be effective for a period of twelve months.

Subject to the approval by the Shareholders, the approval by the Relevant Governing Authorities and the approval by the Shanghai Stock Exchange, the A Share Issue is expected to take place in 2007 within the effective period of the Shareholders' approval at the EGM and Class Meetings.

4. Reasons for and Benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. Also, the Board believes that the A Share Issue will benefit the Company and the Shareholders as a whole.

5. Effect of the A Share Issue on the Company's shareholding structure

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the A Share Issue based on the assumption that the maximum 1.15 billion new A Shares will be issued under the A Share Issue:

	As at the date of this announcement		**Immediately after completion of the A Share Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
(1) Domestic Shares	3,636,409,636	58.7	4,786,409,636	65.2
– Existing Domestic Shares issued	3,636,409,636	58.7	3,636,409,636	49.5
– A Shares to be issued	0	0	1,150,000,000	15.7
(2) H Shares	2,558,643,698	41.3	2,558,643,698	34.8
(3) Total number	6,195,053,334	100	7,345,053,334	100

B. PROPOSED AMENDMENTS TO THE ARTICLES

Amendments to the Articles are being proposed primarily as a result of the proposed A Share Issue and to comply with applicable PRC laws and regulations. The amendments to the Articles are subject to Shareholders' approval at the EGM and will become effective upon approval by the CIRC and other regulatory bodies and listing of the A Shares.

The proposed amendments deal with a number of areas, including:

(a) alteration of the Company's registered capital and shareholding structure;

(b) regulations on the proceedings of Shareholders' general meetings;

(c) regulations on the election and appointment of Directors and Supervisors;

(d) regulations on the rights and obligations of the Shareholders, Directors, Supervisors and senior management;

(e) provisions in relation to the rules of the Shareholders' meetings, Board meetings and Supervisory Committee meetings; and

(f) other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

C. PROPOSED ADOPTION OF THE PROCEDURAL RULES

As a result of the proposed A Share Issue and as required by the relevant laws, rules and regulations and the requirements of the CSRC and the Shanghai Stock Exchange, the Company proposes to adopt the Procedural Rules for Shareholders' meetings, Board meetings and Supervisory Committee meetings respectively to regularise the functions and powers of and the procedures for Shareholders' meetings, Board meetings and Supervisory Committee meetings and other related matters.

These Procedural Rules set out the regulations on the conduct and proceedings of the Shareholders' meetings, Board meetings and Supervisory Committee meetings with major adoptions as follows:

1. The Procedural Rules for Shareholders' meetings adopt regulations on the functions and powers of the Shareholders' meetings, the notice requirement, quorum, conduct and manner of meetings, voting rights of the Shareholders at the general meetings and minutes requirements of the Shareholders' meetings.

2. The Procedural Rules for Board meetings adopt regulations on the functions and scope of resolutions made at the Board meetings, the notice requirement, quorum, conduct and manner of the Board Meetings, voting rights of the Directors at the Board meetings, minutes requirements of Board meetings as well as the three special committees established under the Board namely, the audit committee, nomination committee and remuneration committee.

3. The Procedural Rules for Supervisory Committee meetings adopt regulations on the functions and scope of the resolutions made at the Supervisory Committee meetings, the notice requirement, quorum, conduct and manner of meetings, voting rights of the Supverisors at the Supervisory Committee meetings and minutes requirements of the Supervisory Committee meetings.

The above Procedural Rules are subject to Shareholders' approval at the EGM, and the obtaining of any approval (as applicable) from the Relevant Governing Authorities and will become effective upon listing of the A Shares.

As advised by the Company's legal advisers, the amendments to the Articles and the Procedural Rules do not conflict with the provisions of Appendix 3 and Part D of Appendix 13 to the Listing Rules.

D. CIRCULAR

Rule 13.73 provides that an issuer shall despatch a circular to its shareholders at the same time as (or before) the issuer gives notice of the general meeting to approve the transaction referred to in the circular. Given that the Company is a PRC issuer and subject to a 45 day notice period requirement under the Articles, the Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 13.73 of the Listing Rules to issue the notice of EGM and the notice of the Class Meeting for H Shareholders at the time of this announcement so as to expedite matters.

A circular containing, among other things, details of the proposed A Share Issue, the proposed amendments to the Articles and the proposed adoption of the Procedural Rules will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange
"A Share Issue"	the proposed issue of not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities, which are proposed to be listed on the Shanghai Stock Exchange
"Articles"	the articles of association of the Company
"Board"	the board of Directors
"CIRC"	China Insurance Regulatory Commission
"Class Meetings"	the class meeting of the holders of Domestic Shares and the class meeting of the holders of the H Shares to be held to approve, inter alia, the A Share Issue
"Company"	Ping An Insurance (Group) Company of China, Ltd., a company incorporated in the PRC and the foreign shares of which are listed on the Hong Kong Stock Exchange
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi
"EGM"	the extraordinary general meeting of the Company to be held to approve, inter alia, the A Share Issue
"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and subscribed for and traded in Hong Kong dolllars
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"PRC"	the People's Republic of China, excluding, for the purpose of this announcement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan
"Procedural Rules"	the Procedural Rules of the meetings of the Shareholders, the Board and the Supervisory Committee
"Relevant Governing Authorities"	the relevant governing authorities in the PRC for the approval of the A Share Issue and related matters including but not limited to the CSRC and CIRC
"RMB"	Renminbi, the lawful currency of the PRC
"Shareholders"	holders of Domestic Shares and H Shares
"Shares"	Domestic Shares and H Shares
"Supervisors"	supervisors of the Company
"Supervisory Committee"	the supervisory committee of the Company

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, September 26, 2006

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

SPECIAL RESOLUTIONS:

1. "**THAT**, subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: A Shares;

   (2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

   (3) Nominal value: RMB1.00 each;

   (4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

   (5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation;

   (6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

   (7) Place of listing: the Shanghai Stock Exchange;

   (8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

2. "**THAT**, subject to the passing of the above special resolution 1, (a) the amendments to the Articles of Association as set out in Appendix 1 to the circular of the Company to be despatched to Shareholders (the "Circular") be and are hereby approved; and (b) the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Governing Authorities, and to apply for approvals from the Relevant Governing Authorities after completion of the A Share Issue. The amended Articles of Association shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

3. "**THAT**, subject to the passing of the above special resolution 2, (a) the adoption of the procedural rules of Shareholders' meetings as set out in Appendix 2 to the Circular, the adoption of the procedural rules of Board meetings as set out in Appendix 3 to the Circular, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular be and are hereby approved; (b) the Board be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Shareholders' meetings and the procedural rules of Board meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances; and (c) the Supervisory Committee be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Supervisory Committee meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.

The procedural rules as referred to in this special resolution 3 shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, September 26, 2006

Notes:

1. The proposed A Share Issue

Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Announcement and the Circular of the Company to be despatched to the Shareholders.

2. Amendments to the Articles

Details of the proposed amendments will be set out in Appendix 1 to the Circular which will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

3. Corporate governance documents

Detail of (a) the procedural rules of Shareholders' meetings; (b) the procedural rules of Board meetings; and (c) the procedural rules of Supervisory Committee meetings will be set out in Appendices 2 to 4 respectively to the Circular and will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

4. Eligibility for attending the EGM

In order to determine the list of Shareholders who are entitled to attend the EGM, the registers of members will be closed from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive) during which period no transfer of shares will be effected. Holders of H Shares and Domestic Shares of the Company whose names appear on the registers of members of the Company on Monday, November 13, 2006 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, October 13, 2006.

5. Proxy

(1) Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Circular.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. Registration procedures for attending the EGM

(1) A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2) Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Tuesday, October 24, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive).

8. Miscellaneous

The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE OF H SHARES SHAREHOLDERS CLASS MEETING

NOTICE IS HEREBY GIVEN that a class meeting for holders of H Shares ("**H Shares Shareholders Class Meeting**") of Ping An Insurance (Group) Company of China, Ltd. ("**Company**") will be held at 11:00 a.m. (or immediately after the conclusion and adjournment of the EGM and the Class Meeting for holders of Domestic Shares) at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC on Monday, November 13, 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

Special Resolution:

"**THAT**, conditional upon the approval of the same by Shareholders of the Company at the EGM and by the holders of Domestic Shares at the Class Meeting for holders of Domestic Shares to be convened and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1) Class of Shares: A Shares;

(2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

(3) Nominal value: RMB1.00 each;

(4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

(5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation;

(6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

(7) Place of listing: the Shanghai Stock Exchange;

(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the H Shares Shareholders Class Meeting whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
September 26, 2006

Notes:

1. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

   Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be despatched to the Shareholders.

2. Closure of register of members and eligibility for attending the H Shares Shareholders Class Meeting

Holders of H Shares of the Company are advised that the register of members of the Company will close from Saturday, October 14, 2006 to Monday, November 13, 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the H Shares Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on Friday, October 13, 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on Monday, November 13, 2006 are entitled to attend the H Shares Shareholders Class Meeting.

3. Notice of attendance

Shareholders who intend to attend the H Shares Shareholders Class Meeting should complete and lodge the accompanying reply slip and return it to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, October 24, 2006. The reply slip may be delivered by hand, by post or by fax to the Company's principal place of business in PRC or Hong Kong. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018). Completion and return of the reply slip do not affect the right of a Shareholder to attend the H Shares Shareholders Class Meeting. However, a failure to return the reply slip may result in an adjournment of the H Shares Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the H Shares Shareholders Class Meeting by the reply slip does not reach more than half of the total number of H Shares of the Company carrying the right to vote at the H Shares Shareholders Class Meeting.

4. Proxy

Every Shareholder who has the right to attend and vote at the H Shares Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the H Shares Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar not less than 24 hours before the time appointed for the holding of the H Shares Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar.

5. Other businesses

The H Shares Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

"Please also refer to the published version of this announcement in the South China Morning Post"


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that a class meeting for holders of H Shares ("**H Shares Shareholders Class Meeting**") of Ping An Insurance (Group) Company of China, Ltd. ("**Company**") will be held at 11:00 a.m. (or immediately after the conclusion and adjournment of the EGM and the Class Meeting for holders of Domestic Shares) at 6th Floor, Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC on Monday, November 13, 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

SPECIAL RESOLUTION

"**THAT**, conditional upon the approval of the same by Shareholders of the Company at the EGM and by the holders of Domestic Shares at the Class Meeting for holders of Domestic Shares to be convened and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1) Class of Shares: A Shares;

(2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

(3) Nominal value: RMB1.00 each;

(4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

(5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation;

(6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

(7) Place of listing: The Shanghai Stock Exchange;

(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the H Shares Shareholders Class Meeting whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval,

registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC
September 26, 2006

Notes:

1. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be despatched to the Shareholders.

2. **Closure of register of members and eligibility for attending the H Shares Shareholders Class Meeting**

Holders of H Shares of the Company are advised that the register of members of the Company will close from Saturday, October 14, 2006 to Monday, November 13, 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the H Shares Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on Friday, October 13, 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on Monday, November 13, 2006 are entitled to attend the H Shares Shareholders Class Meeting.

3. **Notice of attendance**

Shareholders who intend to attend the H Shares Shareholders Class Meeting should complete and lodge the accompanying reply slip and return it to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, October 24, 2006. The reply slip may be delivered by hand, by post or by fax to the Company's principal place of business in PRC or Hong Kong. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No.3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018). Completion and return of the reply slip do not affect the right of a Shareholder to attend the H Shares Shareholders Class Meeting. However, a failure to return the reply slip may result in an adjournment of the H Shares Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the H Shares Shareholders Class Meeting by the reply slip does not reach more than half of the total number of H Shares of the Company carrying the right to vote at the H Shares Shareholders Class Meeting.

4. Proxy

Every Shareholder who has the right to attend and vote at the H Shares Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the H Shares Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar not less than 24 hours before the time appointed for the holding of the H Shares Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar.

5. Other businesses

The H Shares Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.



中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

SPECIAL RESOLUTIONS

1. "**THAT**, subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: A Shares;

   (2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

   (3) Nominal value: RMB1.00 each;

   (4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

   (5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation;

   (6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

   (7) Place of listing: The Shanghai Stock Exchange;

(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

2. "**THAT**, subject to the passing of the above special resolution 1, (a) the amendments to the Articles of Association as set out in Appendix 1 to the circular of the Company to be despatched to Shareholders (the "Circular") be and are hereby approved; and (b) the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Governing Authorities, and to apply for approvals from the Relevant Governing Authorities after completion of the A Share Issue. The amended Articles of Association shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

3. "**THAT**, subject to the passing of the above special resolution 2, (a) the adoption of the procedural rules of Shareholders' meetings as set out in Appendix 2 to the Circular, the adoption of the procedural rules of Board meetings as set out in Appendix 3 to the Circular, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular be and are hereby approved; (b) the Board be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Shareholders' meetings and the procedural rules of Board meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances; and (c) the Supervisory Committee be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Supervisory Committee meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.

   The procedural rules as referred to in this special resolution 3 shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, September 26, 2006

Notes:

1. **The proposed A Share Issue**

   Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Announcement and the Circular of the Company to be despatched to the Shareholders.

2. **Amendments to the Articles**

   Details of the proposed amendments will be set out in Appendix 1 to the Circular which will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

3. **Corporate governance documents**

   Detail of (a) the procedural rules of Shareholders' meetings; (b) the procedural rules of Board meetings; and (c) the procedural rules of Supervisory Committee meetings will be set out in Appendices 2 to 4 respectively to the Circular and will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

4. **Eligibility for attending the EGM**

   In order to determine the list of Shareholders who are entitled to attend the EGM, the registers of members will be closed from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive) during which period no transfer of shares will be effected. Holders of H Shares and Domestic Shares of the Company whose names appear on the registers of members of the Company on Monday, November 13, 2006 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, October 13, 2006.

5. Proxy

(1) Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Circular.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to the Secretariat of the Board of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. Registration procedures for attending the EGM

(1) A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2) Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Tuesday, October 24, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive).

8. Miscellaneous

The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.

which will be disclosed by the Company in the newspapers in Hong Kong concurrently in accordance with the Listing Rules.

By order of the Board
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, October 11, 2006

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

PROPOSED A SHARE ISSUE
SUPPLEMENTAL ANNOUNCEMENT REGARDING THE ISSUE PRICE

Reference is made to the announcement of the Company dated September 26, 2006. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the Announcement.

As stated in the Announcement, the issue price of the A Shares will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation.

The Company would like to further inform Shareholders that upon obtaining shareholders' approvals at the EGM and the Class Meetings and the necessary approval from the CSRC, which is expected to take 3 months or longer, for the A Share Issue, as required by the relevant PRC regulations, including the Administrative Measures on the Offering and Underwriting of Securities issued by the CSRC which took effect on September 19, 2006 and in line with market practice, a price consultation will be undertaken with not less than 50 qualified price enquiry participants recognised by the Securities Association of China in the PRC, taking into consideration the trading prices of the Company's H Shares in particular. Pursuant to the relevant PRC regulations, the issue price should not be lower than the net asset value (excluding minority interests) per share according to the then latest audited financial statements of the Company. It is expected that following the price consultation, an indicative price range can then be set and the amount of funds to be raised can then be estimated. The Company will make further announcements as and when appropriate to keep Shareholders informed.

The Stock Exchange has granted a waiver from strict compliance with Rule 13.73 of the Listing Rules to issue the notice of EGM and the notice of the Class Meeting for H Shareholders at the time of the Announcement. A circular containing, among other things, details of the proposed A Share Issue, the proposed amendments to the Articles and the proposed adoption of the Procedural Rules will be despatched to the Shareholders as soon as practicable.

There is no assurance that the A Share Issue will proceed. Investors are advised to exercise caution in dealing in the H Shares. Further details about the A Share Issue will be disclosed by the Company in the newspapers in the PRC when the A Share Issue materialises and all material information of

The poll results in respect of the proposed resolutions at the EGM are as follows:

	Ordinary Resolutions	**Total number of votes**	
		For	**Against**
1	To consider and approve the Share Purchase Agreement and the transactions contemplated thereunder.	4,378,898,844 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2	To consider and approve the Share Subscription Agreement and the transactions contemplated thereunder.	4,378,898,844 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

As of the date of this announcement, the Executive Directors of the Company are Ma Mingzhe, Sun Jianyi and Cheung Chi Yan Louis, the Non-executive Directors are Huang Jianping, Lin Yu Fen, Cheung Lee Wah, Anthony Philip HOPE, Dou Wenwei, Fan Gang, Lin Lijun, Shi Yuxin, Hu Aimin, Chen Hongbo, Wong Tung Shun Peter and Ng Sing Yip, and the Independent Non-executive Directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin Anthony.

By order of the Board of Directors
Ping An Insurance (Group) Company of China, Ltd.
Yao Jun **Natalia Seng**
Joint Company Secretaries

Shenzhen, PRC, September 29, 2006

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Voting results of Extraordinary General Meeting held on September 29, 2006

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "Company") dated July 28, 2006, the circular of the Company dated August 15, 2006 and the notice of EGM dated August 15, 2006. Terms used in this announcement shall, unless otherwise defined, have the same respective meanings as defined in the circular.

The Board is pleased to announce that the EGM was held at 10:00 a.m. on Friday, September 29, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC. The number of issued shares of the Company as at the date of the EGM was 6,195,053,334 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the EGM.

In accordance with the Listing Rules, Shenzhen Investment Holdings Co., Ltd., Shenzhen City Construction Group Co., Ltd, which is a wholly-owned subsidiary of Shenzhen Investment Holdings Co., Ltd., and Shenzhen Shum Yip Investment Development Co., Ltd., which is a controlled corporation of Shum Yip Holding Company Limited, abstained from voting for the resolutions at the EGM. To the best knowledge, information and belief of the Directors, other than Shenzhen Investment Holdings Co., Ltd., Shenzhen Shum Yip Investment Development Co., Ltd. and Shenzhen City Construction Group Co., Ltd. which held 543,181,445 shares (approximately 8.77%), 301,585,684 shares (approximately 4.87%) and 12,039,730 shares (approximately 0.19%) of the issued share capital of the Company respectively as at the date of the EGM, no other shareholder has a material interest in the Transactions and is required to abstain from voting at the EGM.

The shareholders and authorized proxies holding an aggregate of 4,378,898,844 shares, representing approximately 82.03% of the total voting shares of the Company were present at the EGM. The holding of the EGM was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of the Company. The EGM was chaired by Mr. Ma Mingzhe, Chairman of the Board and Chief Executive Officer of the Company.

In accordance with the Listing Rules, voting was conducted by way of a poll. Computershare Hong Kong Investor Services Limited, the Company's H share registrar, was appointed by the Company as the scrutineer for the vote-taking at the EGM.

(9)	Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the H Shares Shareholders Class Meeting whichever is the last;		
(10)	The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;		
(11)	The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.		

Date: ______________________________ Signature(s) *(Note 5)*: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all H shares registered in your name(s).

3. If any proxy other than the Chairman of Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the H Shares Shareholders Class Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the H Shares Shareholders Class Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the H Shares Shareholders Class Meeting other than those referred to in the notice convening the H Shares Shareholders Class Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the H Shares Shareholders Class Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the H Shares Shareholders Class Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be deposited at the H share registrar of the Company not less than 24 hours before the time fixed for holding the H Shares Shareholders Class Meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the H Shares Shareholders Class Meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

8. Shareholders or their proxies attending the H Shares Shareholders Class Meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the H Shares Shareholders Class Meeting to be held on Monday, November 13, 2006

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ____________________ H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ______________________________

of ____________________ as my/our proxy to attend and act for me/us at the class meeting of holders of H shares of the Company to be held at 11:00 a.m. (or immediately after the conclusion and adjournment of the extraordinary general meeting ("EGM") and the class meeting for holders of domestic shares of the Company on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC ("H Shares Shareholders Class Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolution as set out in the notice convening the H Shares Shareholders Class Meeting at the H Shares Shareholders Class Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolution as indicated below (Note 4).

SPECIAL RESOLUTION	For (Note 4)	Against (Note 4)
Conditional upon the approval of the same by shareholders of the Company at the extraordinary general meeting and by the holders of Domestic Shares at the Domestic Shareholders Class Meeting to be convened and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, to approve the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue one by one:		
(1) Class of Shares: A Shares;		
(2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;		
(3) Nominal value: RMB1.00 each;		
(4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);		
(5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation;		
(6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as appointed by the Relevant Governing Authorities;		
(7) Place of listing: The Shanghai Stock Exchange;		
(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;		

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for H Shares Shareholders Class Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ____________________ H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend class meeting of the holders of H shares of the Company to be held at 11:00 a.m. (or immediately after the conclusion and adjournment of the extraordinary general meeting and the class meeting for holders of domestic shares of the Company) on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ____________________ Signature(s): ____________________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s).
3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, October 24, 2006 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Reply Slip for Extraordinary General Meeting

To: Ping An Insurance (Group) Company of China, Ltd. (the "Company")

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________ domestic shares/H shares of RMB1.00 each in the share capital of the Company hereby inform the Company that I/we intend to attend the extraordinary general meeting of the Company to be held at 10:00 a.m. on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC or to appoint proxy to attend on my/our behalf.

Date: ______________ Signature(s): ______________

Notes:

1. Please insert full name(s) and address(es) as shown in the register of members in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). Please also strike out the irrelevant type of shares (domestic shares or H shares).
3. The completed and signed reply slip should be delivered to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, October 24, 2006 by hand, by post or by fax.

   The Company's principal place of business in PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

	(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.		
2.	Subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, (a) to approve the amendments to the Articles of Association as set out in Appendix 1 to the circular of the Company to be dispatched to Shareholders (the "Circular"); and (b) to authorize the Board to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Governing Authorities, and to apply for approvals from the Relevant Governing Authorities after completion of the A Share Issue. The amended Articles of Association shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained.		
3.	Subject to the passing of the above special resolution 2.		
	(a) to approve the adoption of the followings:		
	(1) procedural rules of Shareholders' meetings as set out in Appendix 2 to the Circular		
	(2) the procedural rules of Board meetings as set out in Appendix 3 to the Circular		
	(3) the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular		
	(b) to authorize the Board to make any necessary, appropriate and relevant adjustment to the procedural rules of Shareholders' meetings and the procedural rules of Board meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances;		
	(c) to authorize the Supervisory Committee to make any necessary, appropriate and relevant adjustment to the procedural rules of Supervisory Committee meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.		
	The procedural rules as referred to in this special resolution 3 shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained.		

Date: ____________________ Signature(s) *(Note 5)*: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all shares registered in your name(s). Please also strike out the type of shares (domestic shares or H shares) to which the proxy does not relate.

3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A shareholder entitled to attend and vote at the Meeting may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing. In case of a corporation, the same must be either under its common seal or under the hand of its director(s) or duly authorised attorney(s). If the form of proxy is signed by an attorney of the shareholder, the power of attorney authorising that attorney to sign or other authorization document must be notarised.

6. In case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he is solely entitled thereto. However, if more than one of such joint holders are present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s).

7. In order to be valid, the form of proxy together with the power of attorney or other authorization document (if any) must be delivered to the Secretariat of the Board of the Company for holders of domestic shares and to the H share registrar of the Company for holders of H shares not less than 24 hours before the time fixed for holding the Meeting or any adjournment thereof (as the case may be). Completion and return of a form of proxy will not preclude a shareholder from attending and voting in person at the Meeting if he so wishes. The H share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

8. Shareholders or their proxies attending the Meeting shall produce their identity documents.

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Form of proxy for the Extraordinary General Meeting to be held on Monday, November 13, 2006

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ domestic shares/H shares of RMB1.00 each in the share capital of Ping An Insurance (Group) Company of China, Ltd. (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** (Note 3) or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the extraordinary general meeting of the Company to be held at 10:00 a.m. on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua Road No. 3, Shenzhen, PRC (the "Meeting") (and any adjournment thereof) for the purposes of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below (Note 4).

	SPECIAL RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	Subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, to approve the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue one by one:		
	(1) Class of Shares: A Shares;		
	(2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;		
	(3) Nominal value: RMB1.00 each;		
	(4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);		
	(5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation;		
	(6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as appointed by the Relevant Governing Authorities;		
	(7) Place of listing: the Shanghai Stock Exchange;		
	(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;		
	(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last;		
	(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;		

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Ping An Insurance (Group) Company of China, Ltd.**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED ADOPTION OF THE PROCEDURAL RULES

It is important to note that the purpose of distributing this circular is to provide the Shareholders with information on the proposed issue of A Shares by the Company, so that the Shareholders may make an informed decision on voting in respect of resolutions to be tabled at the EGM. This circular does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this circular calculated to invite offers for any shares or other securities of the Company.

A letter from the Board is set out on pages 3 to 9 of this circular.

Notices convening the EGM to be held on Monday, November 13, 2006 at 10:00 a.m. at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC, and the Class Meeting for H Shares Shareholders of the Company at 11:00 a.m. (or immediately after the conclusion and adjournment of the EGM and the Domestic Shareholders Class Meeting) at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC are reproduced herein.

Whether or not you intend to attend the EGM or the Class Meetings, you are requested to complete and return the form of proxy sent to you on September 27, 2006 in accordance with the instructions printed thereon. If you intend to attend the respective meetings, you are required to complete and return (i) the reply slip sent to you on September 27, 2006 in accordance with the instructions printed thereon not later than Tuesday, October 24, 2006 and (ii) the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the respective meeting or any adjournment thereof (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting in person at the respective meeting or at any adjourned meeting should you so wish.

October 16, 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings respectively:

"A Share Issue"	the proposed issue of not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities, which are proposed to be listed on the Shanghai Stock Exchange
"A Shares"	the Domestic Shares, which are proposed to be listed on the Shanghai Stock Exchange
"Articles"	the articles of association of the Company
"Board"	the board of Directors
"CIRC"	China Insurance Regulatory Commission
"Class Meetings"	the Domestic Shareholders Class Meeting and the H Shares Shareholders Class Meeting to be held on November 13, 2006 to approve, inter alia, the A Share Issue
"Company"	Ping An Insurance (Group) Company of China, Ltd., a company incorporated in the PRC and the foreign shares of which are listed on the Hong Kong Stock Exchange
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"Domestic Shareholders Class Meeting"	the class meeting for holders of Domestic Shares to be held on November 13, 2006 to approve, inter alia, the A Share Issue
"Domestic Shares"	the ordinary shares of RMB1.00 each issued by the Company, which are subscribed for or credited as fully paid up in Renminbi
"EGM"	the extraordinary general meeting of the Company to be held on November 13, 2006 to approve, inter alia, the A Share Issue

"H Shares"	overseas listed foreign shares of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and subscribed for and traded in Hong Kong dollars
"H Shares Shareholders Class Meeting"	the class meeting for holders of H Shares to be held on November 13, 2006 to approve, inter alia, the A Share Issue
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"PRC"	the People's Republic of China, excluding, for the purpose of this circular only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan
"Procedural Rules"	the Procedural Rules of the meetings of the Shareholders, the Board and the Supervisory Committee
"Relevant Governing Authorities"	the relevant governing authorities in the PRC for the approval of the A Share Issue and related matters including but not limited to the CSRC and CIRC
"RMB"	Renminbi, the lawful currency of the PRC
"Shanghai Stock Exchange"	The Shanghai Stock Exchange of the PRC
"Shareholders"	holders of Domestic Shares and H Shares
"Shares"	Domestic Shares and H Shares
"Supervisors"	supervisors of the Company
"Supervisory Committee"	the supervisory committee of the Company


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

Executive Directors:
Ma Mingzhe
Sun Jianyi
Cheung Chi Yan Louis

Non-executive Directors:
Huang Jianping
Lin Yu Fen
Cheung Lee Wah
Anthony Philip HOPE
Dou Wenwei
Fan Gang
Lin Lijun
Shi Yuxin
Hu Aimin
Chen Hongbo
Wong Tung Shun Peter
Ng Sing Yip

Independent non-executive Directors:
Bao Youde
Kwong Che Keung Gordon
Cheung Wing Yui
Chow Wing Kin Anthony

Registered office:
Ping An Building
Ba Gua No. 3 Road
Shenzhen
PRC

Principal place of business in Hong Kong:
11th Floor, Dah Sing Financial Center
108 Gloucester Road
Wan Chai
Hong Kong

October 16, 2006

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED A SHARE ISSUE
(2) PROPOSED AMENDMENTS TO THE ARTICLES
(3) PROPOSED ADOPTION OF THE PROCEDURAL RULES

A. INTRODUCTION

The Company announced on September 27, 2006 that, subject to and as to be approved by the Shareholders at the EGM and the Class Meetings, the Company shall allot and issue not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities. Such A Shares

are proposed to be listed on the Shanghai Stock Exchange. The A Share Issue is subject to approvals of (a) Shareholders to be sought at the EGM and the Class Meetings; and (b) the Relevant Governing Authorities.

In order to comply with the relevant requirements applicable to PRC listed issuers, the Board also proposes to make certain amendments to the Articles and to adopt the associated Procedural Rules for corporate meetings.

The purpose of this circular is to give you details of the proposed A Share Issue, the proposed amendments to the Articles and the proposed adoption of the Procedural Rules.

B. PROPOSED A SHARE ISSUE

1. Background

At the Board meeting held on September 26, 2006, it was resolved that, subject to and as to be approved by the Shareholders at the EGM and the Class Meetings, the Company shall apply to the Relevant Governing Authorities for the allotment and issue of not more than 1.15 billion A Shares by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities. Such A Shares are proposed to be listed on the Shanghai Stock Exchange. The Company intends to make the listing application to the Shanghai Stock Exchange as soon as practicable following shareholders' approval. It is expected that investors will not include connected persons (as defined under the Listing Rules) of the Company. If any such investors includes connected persons of the Company, the Company will take steps to comply with the relevant connected transaction requirements under the Listing Rules.

2. Structure of the A Share Issue

Type of securities to be issued:	A Shares
Number of A Shares to be issued:	This issue will not exceed 1.15 billion A Shares (representing approximately 18.6% of the existing issued share capital of the Company and approximately 15.7% of the enlarged issued share capital of the Company assuming the full 1.15 billion A Shares have been issued), including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances. The final number of A Shares to be issued will be decided upon by the Board subject to and as authorised by the Shareholders at the EGM and the Class Meetings, adjusted depending on market conditions and is subject to approval(s) by the CSRC and other Relevant Governing Authorities

Nominal value:	RMB1.00 each
Rights attached to the A Shares:	The A Shares will be listed Domestic Shares and, subject to applicable laws, rules and regulations and the Articles, will rank pari passu with the existing Domestic Shares and H Shares in all respects. Once the A Share Issue is completed, both new and existing Shareholders will be entitled to share the accumulated retained earnings at the time of the A Share Issue in proportion to their then shareholdings
Target subscribers:	Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations)
Basis for determining the issue price:	The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation. Thus, the amount of funds to be raised from the A Share Issue cannot be confirmed at the date of this circular Upon obtaining shareholders' approvals at the EGM and the Class Meetings and the necessary approval from the CSRC, which is expected to take 3 months or longer, for the A Share Issue, as required by the relevant PRC regulations, including the Administrative Measures on the Offering and Underwriting of Securities issued by the CSRC which took effect on September 19, 2006, and in line with market practice, a price consultation will be undertaken with not less than 50 qualified price enquiry participants recognised by the Securities Association of China in the PRC, taking into consideration the trading prices of the Company's H Shares in particular. Pursuant to the relevant PRC regulations, the issue price should not be lower than the net asset value (excluding minority interests) per share according to the then latest audited financial statements of the Company. It is expected that following the price consultation, an indicative price range can then be set and the amount of funds to be raised can then be estimated

Use of proceeds:	Net proceeds raised from the A Share Issue will be used to replenish the capital of the Company and/ or as approved by the Relevant Governing Authorities

3. Shareholders' Approval and Other Approvals

The EGM and the Class Meetings will be held to consider and, if thought fit, approve, among other things, the specific mandate for the A Share Issue and to authorise the Board to determine and deal with at its discretion and with full authority, matters relating to the A Share Issue (including but not limited to the specific timing of the issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and listing on the Shanghai Stock Exchange and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities; to, at their discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith.

It should be noted that the A Share Issue, upon approval by the Shareholders at the EGM and the Class Meetings, is still subject to the approval of the CSRC and other Relevant Governing Authorities. In addition, the approval of the Shanghai Stock Exchange as to the listing and dealings in the A Shares on the Shanghai Stock Exchange is also required. The approval by the Shareholders at the EGM and the Class Meetings shall remain to be effective for a period of twelve months.

Subject to the approval by the Shareholders, the approval by the Relevant Governing Authorities and the approval by the Shanghai Stock Exchange, the A Share Issue is expected to take place in 2007 within the effective period of the Shareholders' approval at the EGM and Class Meetings.

4. Reasons for and Benefits of the A Share Issue

The Company believes that the A Share Issue will establish a new financing platform for the Company and will broaden the Company's access to different securities markets. This will enable the Company to enhance the development of its operations and to further improve its competitiveness. Also, the Board believes that the A Share Issue will benefit the Company and the Shareholders as a whole.

5. Effect of the A Share Issue on the Company's shareholding structure

As advised by the Company's PRC lawyers, Commerce & Finance Law offices, according to the relevant existing PRC laws and regulations and the relevant requirements of the CSRC and the Shanghai Stock Exchange, existing Domestic Shares issued before the A Share Issue may, upon the listing of the A Shares in the Shanghai Stock Exchange, be converted to qualified tradeable Domestic Shares. Except for the relevant requirements relating to lock-up period under the relevant laws and regulations and the listing rules of the Shanghai Stock Exchange, such converted A Shares shall carry the same rights as the other A Shares issued by the Company. It is expected that the conversion of the existing issued Domestic Shares into A Shares will not involve any payment of compensation by the holders of such Domestic Shares to the holders of A Shares issued under the A Share Issue.

Set out below is the shareholding structure of the Company as at the date of this circular and immediately upon completion of the A Share Issue based on the assumption that the maximum 1.15 billion new A Shares will be issued under the A Share Issue:

	As at the date of this circular		**Immediately after completion of the A Share Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
(1) Domestic Shares	3,636,409,636	58.7	4,786,409,636	65.2
(i) Existing Domestic Shares issued	3,636,409,636*	58.7	–	–
(ii) A Shares transferable from non-listed Domestic Shares	–	–	3,636,409,636*	49.5
(iii) A Shares to be issued	–	–	1,150,000,000	15.7
(2) H Shares	2,558,643,698	41.3	2,558,643,698	34.8
(3) Total number of listed shares assuming full conversion of all Domestic Shares: (1)(ii) + (1)(iii) + (2)	2,558,643,698	41.3	7,345,053,334	100.0
(4) Total number of shares in issue	6,195,053,334	100.0	7,345,053,334	100.0

* These represent the same lot of existing Domestic Shares

C. PROPOSED AMENDMENTS TO THE ARTICLES

Amendments to the Articles are being proposed primarily as a result of the proposed A Share Issue and to comply with applicable PRC laws and regulations. The amendments to the Articles are subject to Shareholders' approval at the EGM and will become effective upon approval by the CIRC and other regulatory bodies and listing of the A Shares.

The proposed amendments deal with a number of areas, including:

(a) alteration of the Company's registered capital and shareholding structure;

(b) regulations on the proceedings of Shareholders' general meetings;

(c) regulations on the election and appointment of Directors and Supervisors;

(d) regulations on the rights and obligations of the Shareholders, Directors, Supervisors, and senior management;

(e) provisions in relation to the rules of the Shareholders' meetings, Board meetings and Supervisory Committee meetings; and

(f) other provisions as required by any applicable laws and regulations for companies with A Shares in issue.

D. PROPOSED ADOPTION OF THE PROCEDURAL RULES

As a result of the proposed A Share Issue and as required by the relevant laws, rules and regulations and the requirements of the CSRC and the Shanghai Stock Exchange, the Company proposes to adopt the Procedural Rules for Shareholders' meetings, Board meetings and Supervisory Committee meetings respectively to regularise the functions and powers of and the procedures for Shareholders' meetings, Board meetings and Supervisory Committee meetings and other related matters.

These Procedural Rules set out the regulations on the conduct and proceedings of the Shareholders' meetings, Board meetings and Supervisory Committee meetings with major adoptions as follows:

1. The Procedural Rules for Shareholders' meetings adopt regulations on the functions and powers of the Shareholders' meetings, the notice requirement, quorum, conduct and manner of meetings, voting rights of the Shareholders at the general meetings and minutes requirements of the Shareholders' meetings.

2. The Procedural Rules for Board meetings adopt regulations on the functions and scope of resolutions made at the Board meetings, the notice requirement, quorum, conduct and manner of the Board meetings, voting rights of the Directors at the Board meetings, minutes requirements of Board meetings as well as the three special committees established under the Board namely, the audit committee, nomination committee and remuneration committee.

3. The Procedural Rules for Supervisory Committee meetings adopt regulations on the functions and scope of the resolutions made at the Supervisory Committee meetings, the notice requirement, quorum, conduct and manner of meetings, voting rights of the Supervisors at the Supervisory Committee meetings and minutes requirements of the Supervisory Committee meetings.

The above Procedural Rules are subject to Shareholders' approval at the EGM, and the obtaining of any approval (as applicable) from the Relevant Governing Authorities and will become effective upon listing of the A Shares.

As advised by the Company's legal advisers as to PRC law, Commerce & Finance Law Officers, the amendments to the Articles and the Procedural Rules do not conflict with applicable PRC laws and rules currently in force.

As advised by the Company's legal advisers as to Hong Kong law, Dibb Lupton Alsop, the amendments to the Articles and the Procedural Rules do not conflict with the provisions of Appendix 3 and Part D of Appendix 13 to the Listing Rules.

E. THE EGM AND THE CLASS MEETINGS

Special resolutions to approve the proposed A Share Issue will be proposed at the EGM and the Class Meetings. Special resolutions to approve the proposed amendments to the Articles and the adoption of the Procedural Rules, will also be proposed at the EGM.

No Shareholder is required to abstain from voting in connection with the matters to be resolved at the EGM and the Class Meetings.

F. PROCEDURE FOR DEMANDING A POLL

According to the Articles, a resolution will be determined on a show of hands unless before or after any vote on a show of hands, a poll is demanded by the following person(s): (i) the chairman of the meeting; or (ii) at least two Shareholders entitled to vote, present in person or by proxy; or (iii) by one or more Shareholders present in person or by proxy representing more than 10% of all Shares carrying the voting rights at the meeting.

G. RECOMMENDATION

The Directors consider that the proposed A Share Issue, the proposed amendments to the Articles and the proposed adoption of the Procedural Rules are in the best interests of the Company and its Shareholders as a whole.

Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions which will be proposed at the EGM and the Class Meetings.

Yours faithfully,
For and on behalf of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

EXPLANATORY NOTE OF THE ARTICLES (DRAFT) APPLICABLE AFTER THE A SHARE ISSUE IS COMPLETED

In light of the Company's recent plan to apply for a public offering of its Domestic Shares (A Shares) to be listed on the Shanghai Stock Exchange, according to the Notice Regarding Publication of the "Guideline on the Listed Companies' Articles of Association (amended in 2006)" issued by the CSRC ("Guideline on Articles of Association"), for companies offering shares to the public in the PRC for the first time, when it submits the application materials to the CSRC, the content of its articles of association shall be drafted and amended according to the Guideline on Articles of Association. For companies who will have listed both domestic shares and overseas shares, it shall continue to comply with the requirements in the Mandatory Provisions for Articles of Association of Companies Listing Overseas ("Mandatory Provisions") and amend its articles of association according to the Guideline on Articles of Association. The Articles are now amended based on the relevant requirements under the Company Law of the PRC ("Company Law") and the Guideline on Articles of Association. The summary of the first draft of the amended Articles are as follows:

Comparison table of the proposed amendments to the Articles

No.	Existing Articles	Proposed amendments to the Articles
1.	First paragraph of Article 1: This Company is a joint stock limited company established in accordance with the Insurance Law of the People's Republic of China (the "Insurance Law"), the Company Law of the People's Republic of China (the "Company Law"), the State Council Special Provisions on Companies Limited by Shares Issuing Shares and Seeking a Listing Outside the People's Republic of China (the "Special Provisions") and other relevant PRC laws and regulations.	First paragraph of Article 1: Ping An Insurance (Group) Company of China, Ltd (the "Company") is a company limited by shares established in accordance with the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the Insurance Law of the People's Republic of China (the "Insurance Law"), the State Council Special Provisions on Companies Limited by Shares Issuing Shares and Seeking a Listing Outside the People's Republic of China (the "Special Provisions") and other relevant PRC laws and regulations.
2.	Article 3: ... Telephone: (0755) 82262888	Article 3: ... Telephone: 4008866338

No.	Existing Articles	Proposed amendments to the Articles
3.	Article 7: The Company has independent legal person properties and enjoys legal person property rights. The Company shall be liable for its debts to the extent of all its assets. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings.	Article 7: The Company has independent legal person properties and enjoys legal person property rights. All the share capital of the Company shall be divided into stocks of equal value. The shareholders shall be liable towards the Company to the extent of subscription of their respective shareholdings. The Company shall be liable for its debts to the extent of all its assets.
4.	Article 8: The Company as an insurance group company manages the subsidiaries controlled by the Company unitedly from the aspects of strategy, personnel, finance, information, products, channel, fund, investment, foreign affairs, cultural brand and training, etc. and conducts other financial businesses in accordance with the PRC law.	Article 8: The Company as an insurance group company manages and supervises its controlled subsidiaries via its shareholding interests and conducts other financial businesses in accordance with the applicable laws.
5.	Article 9: This Articles of Association of the Company shall become effective on the day on which the following conditions have been fulfilled: (i) approved by the Extraordinary Shareholders' General Meeting, (ii) approved by the PRC authorizations, and (iii) listing on the Stock Exchange of Hong Kong Limited (the "HKSE"), and shall renew the registration in SAIC. From the effective date, this Article of Association substitutes the former.	Consolidate Articles 9 and 10 into new Article 9: The Company has made amendments to the original Articles of Association of the Company (the "Original Articles of Association") and enacted these new Articles of Association of the Company (these "Articles of Association") in accordance with the Company Law, Securities Law and other relevant laws and administrative regulations of the PRC.

No.	Existing Articles	Proposed amendments to the Articles
	The Articles of Association of the Company shall be a legally binding document that regulates the organization and acts of the Company as well as the rights and obligations between the Company and the shareholders and among shareholders from the date on which they become effective. Article 10: The Articles of Association of the Company shall be binding upon the Company and its shareholders, directors, supervisors, CEO, COO and other senior management staff. All the above persons may make claims about rights and obligations related to Company matters in accordance with the Articles of Association. Shareholders may sue the Company in accordance with the Articles of Association of the Company. The Company may sue shareholders in accordance with its Articles of Association. Shareholders may sue shareholders in accordance with the Articles of Association of the Company. Shareholders may sue directors, supervisors, CEO, COO and other senior management staff of the Company in accordance with the Articles of Association of the Company. For the purposes of the above paragraph, the term "sue" shall include the initiation of proceedings in a court or the application of arbitration to an arbitration organization.	Following the approval obtained from the special resolution passed at the 2004 first extraordinary shareholders' general meeting on March 9, 2004 and the approval obtained from the authorized approval department by the State Council, the Original Articles of Association took effect on June 24, 2004 when the Company was first listed its foreign shares on The Stock Exchange of Hong Kong Limited (the "HKSE"). A resolution to amend the Original Articles of Association was passed at the 2006 shareholders' annual general meeting held on May 25, 2006. The CIRC approved such amendment of the Original Articles of Association on June 15, 2006 pursuant to approval document [2006] No 621. These Articles of Association shall upon approvals by shareholders in a general meeting by way of a special resolution and by authorized approval department by the State Council, become effective on the day the domestic shares of the Company are listed on the Shanghai Stock Exchange. These Articles of Association shall be a legally binding document that regulates the organization and acts of the Company as well as the rights and obligations between the Company and the shareholders and among shareholders from the date on which they become effective. These Articles of Association shall be binding upon the Company and its shareholders, directors, supervisors, and other senior management staff. All the above persons may make claims about rights and obligations related to Company matters in accordance with these Articles of Association.

No.	Existing Articles	Proposed amendments to the Articles
		Without prejudice to the Chapter 21 of these Articles of Association, shareholders may sue the Company in accordance with these Articles of Association. Shareholders may sue shareholders in accordance with these Articles of Association of the Company. Shareholders may sue directors, supervisors and other senior management staff of the Company in accordance with these Articles of Association. The Company may sue directors, supervisors and other senior management staff of the Company in accordance with these Articles of Association. For the purposes of the above paragraph, the term "sue" shall include the initiation of proceedings in a court or the application of arbitration to an arbitration organization.
6.	First paragraph of Article 11: In the Articles of Association of the Company, the term "the senior management staff" shall include chairman of the board, vice chairman of the board, secretary of the board, CEO, COO, CFO and the chief executive of the executive committee.	First paragraph of Article 10: References to "senior management" in these Articles of Association shall include the chairman of the board of directors, the secretary of the board of directors, the CEO, COO, CFO and the vice president and vice general manger of the executive committee of the board of directors.
7.	Article 12: The Company can invest in other limited company, companies limited by shares, and bear the responsibility within its investment volume.	Article 11: The Company may in accordance with applicable laws invest in other limited or joint stock companies and bear responsibility for such investment of up to such capital investment.
8.		Original Articles 13, 14 and 15 be renumbered as Articles 12, 13 and 14.

No.	Existing Articles	Proposed amendments to the Articles
9.		Insert new Article 15: The issue of the shares of the Company shall be based on the principle of openness, fairness and justice. Each share of the same class shall have equal rights. Shares of the same class issued at the same time shall be issued under the same condition and at the same price. Shares subscribed by any unit or individual shall be paid for at the same consideration.
10.	Second paragraph of Article 18: Except provided otherwise, the "non-foreign investment shares listed outside the PRC" shall be treated as the same class with the domestic investment shares.	Delete the second paragraph of original Article 18.
11.	First paragraph of Article 19: Following approval by the approving department authorized by the State Council, the total amount of ordinary shares of the Company is 6,195,053,334. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 is 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state-owned shares, 72,955,249 shares of the promoter shares were converted into H shares. Details of the Company's promoter shares are listed out in the appendix.	First paragraph of Article 19: Following the approval by the approving department authorized by the State Council, the total amount of issued ordinary shares of the Company was 6,195,053,334 at the Company's first overseas offer of foreign shares (the "H shares") and the successful listing on the HKSE on June 24, 2004. The number of shares issued to the promoters at the time of reorganization of the Company into a joint-stock company on January 16, 1997 was 2,191,610,986, representing 35.38% of the total number of ordinary shares issued by the Company. On June 24, 2004 during the Company's first overseas offer of H shares and listing, as a result of the disposal of state-owned shares, 72,955,249 shares of the promoter shares were converted into H shares. Details of the Company's promoter shares are listed out in the appendix.

No.	Existing Articles	Proposed amendments to the Articles
12.	Article 20: After the issue, the composition of the Company's share capital shall be: 6,195,053,334 shares, comprising 3,636,409,636 domestic shares representing 58.70% of the total number of ordinary shares in issue and 2,558,643,698 H shares (including 1,170,751,698 H shares converted from shares held by foreign entities) representing 41.30% of the total number of ordinary shares of the Company in issue.	Article 20: After the first overseas offer of H shares and listing, the composition of the Company's share capital was: 6,195,053,334 ordinary shares, comprising 3,636,409,636 domestic shares representing 58.70% of the total number of ordinary shares in issue and 2,558,643,698 H shares (including 1,170,751,698 H shares converted from shares held by foreign entities) representing 41.30% of the total number of ordinary shares of the Company in issue.
13.		Insert new Article 21: After the overseas offer of H shares and the approval having been obtained for the initial public offering in the PRC of [●] domestic shares, the composition of the Company's share capital as at date of the completion of the initial public offering in the PRC shall be: [●] ordinary shares, comprising [●] domestic shares representing [●]% of the total number of ordinary shares in issue and [●] H shares representing [●]% of the total number of ordinary shares of the Company in issue.
14.		Original Articles 21 and 22 be renumbered as Articles 22 and 23.
15.	Article 23: The registered capital of the Company is RMB6,195,053,334.	Article 24: The registered capital of the Company is RMB[●]. (Adjusted according to the actual initial public offering in the PRC)
16.	Second paragraph of Article 24: (1) Offer of new shares to non-specific investors (including issue and sell shares to the public and the strategic investors);	Second paragraph of Article 25: (1) To issue new shares to non-specified persons (including to issue new shares to the general public and strategic investors);

No.	Existing Articles	Proposed amendments to the Articles
17.		Original Article 25 to be renumbered as Article 26.
18.		Insert new Article 27: The Company shall not accept any shares of the Company as the subject matter of a pledge.
19.		Insert new Article 28: The promoters' shares of the Company shall not be transferred within one year from the date of the establishment of the Company as a company limited by shares. The transfer of the shares of the Company issued before the initial public offering of domestic shares (A shares) shall be conducted in accordance with the laws, administrative measures, regulations and the applicable listing rules.
20.		Insert new Article 29: The directors, supervisors, senior management staff of the Company shall regularly declare the number of shares of the Company held by them and the relevant changes. The transfer of the shares of the Company held by the above officers shall be conducted in accordance with the laws, administrative measures, regulations and the applicable listing rules.

No.	Existing Articles	Proposed amendments to the Articles
21.		Insert new Article 30: The proceeds gained by the Company's directors, supervisors, senior management and shareholders holding more than 5% of the Company's shares from a disposal of shares within six months of its purchase or purchase within six months of its disposal shall belong to the Company, and shall be reclaimed by the board of directors of the Company. Securities companies which, pursuant to their underwriting obligations, acquired excess shares of over 5% of the Company's shares shall not be subject to the six months' restriction in their disposal of such shares. If the board of directors of the Company fails to carry out in accordance with the above provision, the shareholders shall be entitled to demand the board of directors to carry out within 30 days, failing which the shareholders shall be entitled to exercise their rights to enforce such execution for the benefit of the Company. If the board of directors of the Company fails to execute in accordance with the first paragraph of this Article, those directors who are responsible for such execution shall bear joint liability.
22.		Original Article 26 be renumbered as Article 31.
23.	Article 27: All the issuance and transfer of foreign shares listed outside the PRC shall be registered in the register of shareholders maintained outside the PRC pursuant to Article 42.	Article 32: All the issuance and transfer of foreign shares listed outside the PRC shall be registered in the register of shareholders maintained outside the PRC pursuant to Article 47. The domestic shares of Company shall be centrally entrusted to the Shanghai branch of China Securities Registration and Clearing Limited Company.

No.	Existing Articles	Proposed amendments to the Articles
24.		Original Articles 28 and 29 be renumbered as Articles 33 and 34.
25.	Second paragraph of Article 30: The Company shall ... within 30 days since the date of receiving a written notice or within 90 days since the date of the first public announcement for those who have not received a written notice... pay off its debts in full or to provide a corresponding guarantee for repayment.	Second paragraph of Article 35: The Company shall ... within 30 days since the date of receiving a written notice or within 45 days since the date of the first public announcement for those who have not received a written notice. ... pay off its debts in full or to provide a corresponding guarantee for repayment.
26.	First paragraph of Article 31: The Company may, in the following circumstances, buy back its own issued and outstanding shares following the adoption of a pertinent resolution in accordance with the procedures provided for in its Articles of Association, and submission to and approval by the relevant State authorities:	First paragraph of Article 36: The Company may, in the following circumstances, buy back its own issued and outstanding shares in accordance with the procedures provided for in laws, administrative measures, departmental regulations and these Articles of Association, and submit for approval by the relevant State authorities: Insert two items in the first paragraph: (3) Award shares to the staff of the Company; (4) Request the Company to buy back shares held by shareholders disputing resolutions passed during shareholders' general meeting in relation to the mergers and divisions of the Company; Insert second paragraph: The Company shall not conduct any activities to buy-back shares other than in the above circumstances.

No.	Existing Articles	Proposed amendments to the Articles
		Amend the third paragraph: When the Company is to buy back shares because of the circumstances (1) to (3) set out above, prior approval shall be obtained in shareholders' general meeting. Under the circumstance set out in (1), the shares shall be cancelled within ten (10) days of buy-back; Under the circumstances set out in (2), (4), the shares shall be transferred or cancelled within six (6) months of buy-back. Not more than 5% of the total issued share capital of the Company shall be bought back by the Company under the circumstance set out in (3); The capital used to buy back shares shall be out of the after tax profit. The buy back shares shall be transferred to the staff within one year from the date of buy back.
27.		Original Article 32 be renumbered as Article 37 and to insert new shareholdings to paragraph 2: (4) any other methods approved by the CSRC.
28.		Original Article 33 be renumbered as Article 38.
29.	First paragraph of Article 34: After the Company has bought back its shares according to law, it shall cancel the portion of shares concerned within ten (10) days since the day end of buy-back (or a shorter period prescribed by laws and administrative regulations) and shall apply to the State Administration for Industry and Commerce for registration of the change in registered capital.	First paragraph of Article 39: After the Company has bought back its shares according to law, it shall cancel or transfer the portion of shares concerned in accordance with the regulations of the law or these Articles of Association and shall apply to the State Administration for Industry and Commerce for registration of the change in registered capital following cancellation.
30.		Original Article 35 be renumbered as Article 40.

No.	Existing Articles	Proposed amendments to the Articles
31.	Article 36: The Company or its subsidiaries shall not at any time in any manner provide financial assistance to anyone purchasing or proposing to purchase the Company's shares including persons becoming directly or indirectly liable as a result of the purchase of shares. The Company and its subsidiaries shall not at any time in any manner provide financial assistance for the purpose of reducing or relieving the aforementioned persons of their liability. This Article shall not be applicable to circumstances as stated in Article 38.	Article 41: The Company or its subsidiaries (including associated companies of the Company) shall not at any time in any manner provide financial assistance to anyone purchasing or proposing to purchase the Company's shares, including persons becoming directly or indirectly liable as a result of the purchase of shares. The Company and its subsidiaries (including associated companies of the Company) shall not at any time in any manner provide financial assistance for the purpose of reducing or relieving the aforementioned persons of their liability. This Article shall not be applicable to circumstances as stated in Article 43.
32.		Original Article 37 be renumbered as Article 42.
33.	Article 38: The following activities should not be regarded as restricted activities under Article 36:	Article 43: The following activities should not be regarded as restricted activities under Article 41:
34.		Original Article 39 be renumbered as Article 44.

No.	Existing Articles	Proposed amendments to the Articles
35.	Article 40: Share certificates shall be signed by the chairman of the board of directors. Where the signatures of other senior management staff of the Company are required by the securities exchange(s) on which the Company's shares are listed, the share certificates shall also be signed by such other senior management staff. The share certificates shall become effective after the Company seal is affixed thereto or printed thereon. The share certificates shall only be sealed with the Company's seal under the authorization of the board of directors. The signature of the chairman of the board of directors or of other senior management staff on the share certificates may also be in printed form.	Article 45: Share certificates shall be signed by the chairman of the board of directors. Where the stock exchange where the Company's shares are listed requires signature by senior management, shall be signed by the responsible senior management. Share certificates take effect upon affixing of the Company's seal or a seal imprinted thereon. The affixing of the Company's seal on share certificates shall be authorized by a resolution of the Board. The chairman of the Board or responsible senior management may sign on the certificate or use printed form.
36.		Original Articles 41 to 46 be renumbered as Articles 46 to 51.
37.	Article 47: When the Company is to convene a shareholders' general meeting, distribute dividends, be liquidated or to carry out other acts requiring confirmation of equity interests, the board of directors shall decide a date for determination of equity interests. Shareholders whose names appear on the register at the end of that day shall be the shareholders of the Company.	Article 52: Where the Company convenes a shareholders' general meeting, distribute dividends, liquidation or other matters requiring confirmation of equity interests, this should be fixed by the board of directors or the person convening the shareholders' general meeting as the record date. Shareholders registered on the register of members following close of trading on the record date shall be entitled to those rights.
38.		Original Articles 48 to 51 be renumbered as Articles 53 to 56.

No.	Existing Articles	Proposed amendments to the Articles
39.	First paragraph of Article 52: The Company's shareholders are persons that lawfully hold shares of the Company and whose names are entered in the register of shareholders.	First paragraph of Article 57: Persons on the Company's register of members shall be deemed to be the Company's lawful shareholders.
40.	First paragraph of Article 53: (2) Participate or to appoint proxies to participate in shareholders' meetings and exercise voting rights; (4) Transfer shares in accordance with laws, administrative regulations and the Company's Articles of Association; Sub-paragraph (5)(f): The minutes of shareholders' meetings Sub-paragraph (7): Other rights conferred by laws, administrative regulations and the Company's Articles of Association	First paragraph of Article 58: (2) in accordance with laws request, convene, hold, participate or authorize proxies to attend shareholders' meeting, and to exercise voting rights accordingly; (4) in accordance with laws, administrative regulations and these Articles of Association, transfer, gift or encumber shares held by it; Sub-paragraph (5)(f): Minutes of shareholders' meetings, board resolutions and supervisors resolutions, receipts of the Company's loan notes, financial reports; Insert sub-paragraph (7): Shareholders against the mergers or divisions of the Company tabled at shareholders' meeting, to request the Company to buy back its shares; Original sub-paragraph (7) be renumbered as sub-paragraph (8), and amended to read: Other rights granted by laws, administrative regulations, departmental rules and these Articles of Association.
41.		Original Article 54 be renumbered as Article 59.

No.	Existing Articles	Proposed amendments to the Articles
42.	Article 55: If the resolutions of shareholders' meeting, board of directors violate any laws, regulations or infringe the legitimate rights and interests of shareholders, Shareholders have the right to settle the dispute according to the process set forth in Article 231.	Article 60: Where contents of resolutions of shareholders' in general meeting and Board meetings, or its convention procedures, manner of voting is in contravention of laws, administrative regulations and these Articles of Association, shareholders have the right to resolve matters according to related procedures provided in the relevant laws, administrative regulations and these Articles of Association.
43.		Insert Article 61: Directors, supervisors, senior management infringing laws, administrative regulations while executing their duties or these Articles of Association resulting in losses to the Company or other persons infringing on the legal rights of the Company resulting in losses suffered by the Company, shareholders have the right to resolve matters according to related procedures provided in the relevant laws, administrative regulations and these Articles of Association.
44.		Insert Article 62: Where shareholders' legal rights are infringed by directors or senior management, they shall have the right to request cessation of infringement and payment of damages in accordance with the relevant laws, administrative regulations and these Articles of Association.

No.	Existing Articles	Proposed amendments to the Articles
45.	First paragraph of Article 56: (1) To abide by the Articles of Association of the Company and the resolutions of shareholders' meeting, safeguard company's prestige, support the development of company's business;	First paragraph of Article 63: (1) abide by the relevant laws, administrative regulations and these Articles of Association; protect the Company's reputation and support the Company's business development;
	...	Insert sub-paragraph (4): Not to abuse rights afforded to shareholders' and harm the Company or interests of other shareholders; not to abuse the Company's separate legal existence or the limited liability of shareholders to violate the rights of the Company's creditors;
	(5) The legal person entity which is a shareholder holding share of company (except such shareholder of the Company which is a recognized clearing house under Hong Kong law or its nominee (the "Recognized Clearing House"))	
	Third paragraph: Shareholders shall not bear any liability for further contribution to share capital other than the conditions agreed to by the subscriber of the relevant shares on subscription.	Shareholders abusing shareholders' rights resulting in damage to the Company or other shareholders shall bear compensation responsibility in accordance with laws; Shareholders abusing the Company's separate legal existence and the limited liability of shareholders, avoiding debt, resulting in serious damage to the Company's relationships with its creditors, shall bear joint responsibility for the Company's debt; Original sub-paragraph (5) be renumbered as (6): Persons holding the Company's foreign shares have the right (other than approved clearing houses or other representations ("Clearing"). Paragraph (3): Other than the conditions agreed to by ordinary shareholders at the time of subscription, ordinary shareholders shall not be subject to additional conditions unilaterally imposed thereafter.

No.	Existing Articles	Proposed amendments to the Articles
46.	First paragraph of Article 57: Shareholders holding more than 5% of shares ... shall ... report to the Company within 3 working days from this fact takes place.	First paragraph of Article 64: Shareholders holding 5% or more of the Company's shares ... shall ... report to the Company on the same day of this fact taking place.
47.		Insert Article 65: The Company's controlling shareholder (as defined in Article 67), de facto controller (as defined in Article 68) shall not make use of its connected relationship to harm the Company's interests. Shareholder contravening regulations resulting in the Company suffering losses shall compensate the Company. The Company's controlling shareholder and de factor controller owes a duty of honour to the Company and the Company's other shareholders. The controlling shareholder must strictly comply the laws in exercising its rights as capital contributor. Controlling shareholders must not use distribution of dividends, reorganization of construction, external investment, raising capital, loans and guarantee etc. to harm the Company's and other shareholders' legal rights, and shall not use the position commanded by it to harm the Company or other shareholders.
48.	First paragraph of Article 58: In addition to obligations imposed by law, administrative regulations or the listing rules of the securities exchange(s) on which the shares of Company are listed, controlling shareholders (as defined in the following Article) may not, in the exercise of their shareholders' powers, make decisions prejudicial to the interests of all or part of the shareholders as a result of the exercise of their voting rights on the issues set forth below:	First paragraph of Article 66: In addition to obligations imposed by law, administrative regulations or the listing rules of the securities exchange(s) on which the shares of Company are listed, controlling shareholders may not, in the exercise of their shareholders' powers, make decisions prejudicial to the interests of all or part of the shareholders as a result of the exercise of their voting rights on the issues set forth below:

No.	Existing Articles	Proposed amendments to the Articles
49.	First paragraph of Article 59: ... (2) That person, where acting alone or in concert with other parties, can exercise or control the exercise of 30 percent or more of the Company's voting rights; (3) That person, where acting alone or in concert with other parties, holds 30 percent or more of the issued and outstanding shares of the Company;	First paragraph of Article 67: ... (2) That person, where acting alone or in concert with other parties, can exercise or control the exercise of over 30% of the Company's voting rights; (3) That person, where acting alone or in concert with other parties, holds over 30% of the issued shares of the Company;
50.		Insert Article 68: Reference to de facto controller above shall mean individuals not being shareholders but, via investment relationships, agreements or other arrangements, can actually control the activities of the Company.
51.		Article 60 be renumbered as Article 69.

No.	Existing Articles	Proposed amendments to the Articles
52.	First paragraph of Article 61: ... (13) Consider proposals raised by shareholders representing 3 percent or more of the Company's voting shares; (14) Other matters that laws, administrative regulations and the Company's Articles of Association require to be resolved by the shareholders' general meeting.	First paragraph of Article 70: ... (13) to consider proposals raised by shareholder(s), individually or collectively representing over 3% of the Company's voting shares; Insert the following sub-paragraphs (14) to (17): (14) to consider matters relating to the Company's transaction of purchase or sell of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company; (15) to consider and approve matters relating to the changes in the use of proceeds from share offerings; (16) to consider share incentives schemes; (17) to consider and approve the following external guarantees of the Company: 1. any external guarantee to be given by the Company and its controlled subsidiaries, the total amount of which reaches or exceeds 50% of its latest audited net assets; 2. any external guarantee to be given by the Company, the total amount of which reaches or exceeds 30% of its latest audited total assets; 3. any guarantee to be given to a company whose gearing ratio exceeds 70%; 4. any single guarantee whose amount exceeds 10% of its latest audited net assets; 5. any guarantee to be given to the shareholders, de facto controller and their associates.

No.	Existing Articles	Proposed amendments to the Articles
		Sub-paragraph (14) be renumbered as sub-paragraph (18) and amended to read: (18) any other matters that shall be resolved by the shareholders in general meeting as required by laws, administrative regulations, departmental rules, listing rules or these Articles of Association.
53.	Article 62: Without the prior approval of the shareholders' general meeting, the Company may not conclude any contract with any person other than a director, a supervisor, CEO or other senior management staff of the Company for the delegation of the whole business management or important business management of the Company to that person.	Article 71: Unless the Company is in danger or other special circumstances, the Company shall not, without shareholders approval by way of a special resolution, enter into agreements with persons other than directors, supervisors or senior management granting that person responsibility for the management of all or part of the Company's material business.

No.	Existing Articles	Proposed amendments to the Articles
54.	Second paragraph of Article 63: The board of directors shall convene an extraordinary shareholders' meeting within two months after the occurrence of any of the following circumstances: ... (2) The unrecovered losses of the Company amount to one-third of the total share capital of the Company; (3) Shareholders holding 10 percent or more of the Company's voting shares require in writing an extraordinary shareholders' meeting to be convened; (4) The board of directors considers that there is a need or the board of Supervisors proposes a meeting; (5) As requested by two or more of the independent directors.	Second paragraph of Article 72: The Company shall upon the happening of any of the following events convene an extraordinary shareholders meeting within 2 months: ... (2) The unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital; (3) Upon request by shareholder(s) individually or collectively holding more than 10% of the Company's shares; (4) It is deemed necessary by the board or it is proposed by the supervisory committee; (5) As proposed by two or more of the independent directors. Insert sub-paragraph (6): (6) Any other circumstances required by the laws, administrative regulations, departmental rules or these Articles of Association.
55.		Insert Article 73: The Company shall arrange for the venue for a physical meeting to be held. Where the legality and validity of the shareholders' general meeting is ensured, shareholders may be convenienced to attend the meeting by the Company making available other modern modes of communication technology, including adopting safe, economical, convenient voting platforms via the internet. Shareholders participating using the above means shall be considered as present at the meeting.
56.		Original Article 64 be renumbered as Article 74.

No.	Existing Articles	Proposed amendments to the Articles
57.	Article 65: When the Company is to hold a general meeting, shareholders holding 3 percent or more of the total number of the Company's voting shares shall be entitled to propose new proposals in writing to the Company. Proposal Matters raised in the proposals which are within the scope of the duties of the shareholders' general meeting shall be listed in the meeting agenda.	Article 75: When the shareholders' general meeting is held, the board of directors, the supervisory committee and the shareholders individually or collectively holding more than 3% of the Company's shares shall have the right to put forward a proposal in writing to the Company, and the Company shall incorporate those matters in the proposal which fall within the scope of the duties of the shareholders' general meeting into the agenda of such meeting. The shareholders individually or collectively holding more than 3% of the Company's shares may submit in writing an interim proposal to the convener 10 days before the date of the convening of the shareholders' general meeting. The convener shall serve a supplementary notice within 2 days upon receipt of the interim proposal to announce the content of the interim proposal. Except for the above provision, the convener may not change the agenda set out in the notice of the shareholders' general meeting or add new proposal after the notice of the shareholders' meeting has been served. The proposals that have not been set out in the notice of the shareholders' general meeting or that are not in line with Article 76, shall not be voted or resolved on at the shareholders' meeting.
58.		Original Article 66 be renumbered as Article 76.
59.		Consolidate original Articles 67 and 68 into Article 77.
60.		Original Articles 69 and 70 be renumbered as Articles 78 and 79.

No.	Existing Articles	Proposed amendments to the Articles
61.	First paragraph of Article 71: ... (7) It shall disclose the nature and extent of conflict of interests, if any, of any director, supervisor, CEO, COO and other senior management in any matter to be discussed; and provide an explanation of the difference, if any, between the way in which the matter to be discussed would affect such director, supervisor, CEO, COO and other senior management in his capacity as shareholder and the way in which such matter would affect other shareholders of the same category;	First paragraph of Article 80: ... (7) It shall disclose the nature and extent of material conflict of interests, if any, of any director, supervisor or senior management in any matter to be discussed; and provide an explanation of the difference, if any, between the way in which the matter to be discussed would affect such director, supervisor and senior management in his capacity as shareholder and the way in which such matter would affect other shareholders of the same category;
62.		Insert Article 81: If the election of directors or supervisors is proposed to be discussed at a shareholders' general meeting, the notice of such meeting shall fully disclose the detailed information of the candidates for directors or supervisors, which shall at least include: (1) personal particulars, including educational background, working experiences, and concurrent positions; (2) whether he has any affiliation with the Company, its controlled shareholders and de facto controllers; (3) disclosure of the holding of the amount of shares of the Company; and (4) whether he has been subjected to the punishment by the CSRC or any other relevant authorities or reprimand of the stock exchange. The nomination of each director and supervisor shall be by way of a separate resolution.

No.	Existing Articles	Proposed amendments to the Articles
63.	First paragraph of Article 72: The notice of a shareholder's general meeting shall be delivered to the shareholders (whether or not entitled to vote thereat) by assigned persons or pre-paid mail to the recipient's address shown in the register of shareholders. For holders of domestic shares, the notice of a shareholders' general meeting may also be given by public announcement.	First paragraph of Article 82: The notice of a shareholder's general meeting shall be delivered to the shareholders (whether or not entitled to vote thereat) by assigned persons or pre-paid mail to the recipient's address shown in the register of shareholders (unless otherwise required by these Articles of Association). For holders of domestic shares, the notice of a shareholders' general meeting may also be given by public announcement.
64.	Article 73: The notice, information or explanatory statement that the Company sends to holders of foreign shares listed outside the PRC shall be sent to every holder of foreign investment share listed outside the PRC by assigned persons or by mail and according to the registered address of every holders of foreign shares listed outside the PRC. For the holder of foreign investment shares listed outside the PRC which are listed in Hong Kong, the notice shall, if possible, be posted in Hong Kong.	Article 83: The notice of general meeting, information or explanatory statement that the Company sends to holders of foreign shares listed outside the PRC shall be sent to every holder of foreign shares listed outside the PRC by assigned persons or by mail and according to the registered address of every holders of foreign shares listed outside the PRC. For the holder of H shares listed outside the PRC which are listed in Hong Kong, the notice shall, if possible, be posted in Hong Kong.
65.	Article 74: Upon the delivery of the notice of a shareholders' general meeting, the board of directors shall not change the time set for the meeting to be held, unless there is a Force Majeure event or other accidental occurred. If the time of the shareholders' general meeting is actually necessary to be changed due to a Force Majeure event, the register date of shareholders' shall not be changed therefore.	Article 84: Upon the delivery of the notice of a shareholders' general meeting, the board of directors shall not delay or cancel the meeting to be held, unless there is a proper reason; motions stated in the notice of general meetings shall not be cancelled. Where the shareholders' general meeting is to be delayed or cancelled, the convener shall announce reasons therefor not less than 2 working days prior to the original date of the meeting, the register date of shareholders' shall not be changed therefore.

No.	Existing Articles	Proposed amendments to the Articles
66.		Original Article 75 and Article 201 are repetitive and shall be combined and be renumbered as Article 228.
67.		Insert Article 85: The board of directors and other convener shall take necessary measures to ensure the proper order of the shareholders' general meeting. The Company shall take actions to stop anyone from interrupting the meeting, making trouble or infringing the lawful interests of other shareholders and refer the case to relevant authorities for further handling in time.
68.	Article 76: Any shareholder entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (who need not be shareholders) as his proxies to attend and vote on his behalf. Such proxy may exercise the following rights according to his entrustment by the shareholder: (1) The shareholder's right to speak at the shareholders' general meeting; (2) The right to require by himself or in conjunction with others to make a resolution by voting; and (3) The right to vote by raising hands or ballot, except that if a shareholder has appointed more than one proxy, such proxies may only exercise their voting rights by ballot.	First paragraph of Article 86: All the shareholders appearing on the register of shareholders on the shareholding record date or their proxy are entitled to attend the shareholders' general meeting and to exercise their voting right according to the relevant laws, regulations and these Articles of Association. Any shareholder entitled to attend and vote at a shareholders' meeting shall have the right to appoint one or more persons (who need not be a shareholder) as his proxy or proxies to attend and vote on his behalf. Such proxy may exercise the following rights according to his entrustment by the shareholder: (1) The shareholder's right to speak at the shareholders' general meeting; (2) The casting of votes in exercising his right to vote.

No.	Existing Articles	Proposed amendments to the Articles
69.	Article 77: Shareholder shall trust agent by written form, sign by client or the agent that trusts in written form, if the entrust people as legal person, shall put on legal person's seal or sign by their directors or formal agents or their personnel appointed. Vote agent trust deed shall state the following content clearly: (1) The name of the agent; (2) Whether have right to vote; (3) The concrete instruction about that whether have right to vote to the extraordinary proposal may included in shareholders' meeting of agenda, if have right to vote, shall exercise which kind of right; (4) Date of issuance of trust deed and validity; (5) The client signs (or stamps). If entrust people as legal person shareholder, shall put on legal person's seal or sign by their directors or formal agents or their personnel appointed.	Article 87: Shareholders shall appoint proxy in writing, signed by the person appointing or person authorised in writing. An instrument appointing a legal entity as proxy shall have applied to it its company chop or signed by its directors or duly authorized person or other authorized signatory. The form of proxy shall state the number of shares in respect of which the proxy shall act. Where multiple proxies are appointed, each instrument of proxy shall state the number of shares in respect of which the particular proxy shall act.

No.	Existing Articles	Proposed amendments to the Articles
70.	Article 78: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting to which the voting right as appointed by the instrument relates or within 24 hours prior to the specified time of the vote. Where the instrument is signed by another person authorized by the entrusting party, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. Where the entrusting party is a legal person, its legal representative or the person authorized by resolution of its board of directors or other decision-making body shall be entitled to attend the Company's shareholders' meeting as the representative of such legal person. If Legal representative attend meeting, he shall show his own ID card and effective identification that can prove their legal representative's qualification (except in case of such entrusting party being a recognized clearing house under Hong Kong law or its nominees (the "Recognized Clearing House"); if agent attend meeting, agent shall show they own ID card, and (if entrusting party is a legal person but excluding a Recognized Clearing House) board of directors or other written power of attorney in accordance with the laws.	Article 88: The instrument appointing a voting proxy shall be deposited at the domicile of the Company or at such other place as specified in the notice of the meeting within 24 hours prior to the meeting to which the voting right as appointed by the instrument relates or within 24 hours prior to the specified time of the vote. Where the instrument is signed by another person authorized by the entrusting party, the power of attorney or other document authorizing the signature shall be notarized. The notarized power of attorney or other authorizing document shall be deposited together with the instrument appointing the voting proxy at the domicile of the Company or at such other place as specified in the notice of the meeting. Where the entrusting party is a legal person, its legal representative or the person authorized by resolution of its board of directors or other decision-making body shall be entitled to attend the Company's shareholders' meeting as the representative of such legal person. The deleted part to become Article 91.

No.	Existing Articles	Proposed amendments to the Articles
	If a shareholder is a Recognized Clearing House, it may authorize a person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorization instrument shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized shall be entitled to exercise the same powers on behalf of the Recognized Clearing House which he represents as if he were an individual shareholder of the Company.	
71.	Article 79: Any form issued by the board of directors of the Company to the shareholders for the appointment of proxies shall give the shareholders free choice to instruct their proxies to cast an affirmative or negative vote and enable the shareholders to give separate instructions on each matter to be voted during discussions at the meeting...	Article 89: Any form of proxy instrument sent to shareholders by the board of directors of the Company for the appointment of proxy shall set out options for the shareholder to instruct its proxy as to whether to vote for or against, and shall give shareholders the opportunity to give instructions for each proposed resolution...
72.		Insert Article 90: Individual shareholders attending in person shall produce identity documents or other valid documents or evidence, securities account card as proof of identity.

No.	Existing Articles	Proposed amendments to the Articles
73.		Insert Article 91: Proxies attending for individual shareholders shall produce identity documents and the instruments of proxies. Proxies attending for legal persons shareholders appointed by the legal representative of the legal person shall produce identity documents and the instruments of proxies signed by the legal representative of the shareholder. Proxies attending for shareholders appointed by the board of directors or executive authority of the shareholder shall produce identity documents and the instruments of proxies signed by the board of directors or executive authority of the shareholder. Completed instruments of proxies shall be dated.
74.	Article 80: Attend the meeting.....Shareholders' name, residence/address......etc.	Article 92: Attend the meeting...Shareholders' name, identity card number, residence/address ...etc.
75.		Original Article 81 be renumbered as Article 93.
76.		Insert Article 94: The Company's directors, supervisors and secretary of the Board should attend the shareholders' meeting. Senior management should sit in at the shareholders' meeting.

No.	Existing Articles	Proposed amendments to the Articles
77.		Insert Article 95: The Company shall have a set of procedural rules for shareholders' meeting detailing the procedures regarding convening and voting at shareholders' meeting, including notice, registration, consideration of motions, casting of votes, counting of votes, announcement of voting results, mode of resolutions, preparation and signing of minutes, public announcement and principles as relates to authorisation.
78.		Insert Article 96: The board of directors and the supervisory committee should report to the shareholders at the shareholders' general meeting the work undertaken by them over the past year, and each independent director shall also report on the carrying out of their duties.
79.	Second paragraph of Article 82: Ordinary resolutions of the shareholders' general meeting shall be passed by exceeding half of the voting rights held by the shareholders (including proxies) present at the meeting.	Second paragraph of Article 97: Ordinary resolutions of the shareholders' general meeting shall be passed by more than half of the voting rights held by the shareholders (including proxies) present at the meeting.

No.	Existing Articles	Proposed amendments to the Articles
80.	Article 84: Votes of the shareholders' general meeting shall be taken by a show of hands for resolutions, unless the following persons require voting by ballot before or after any vote by a show of hands for resolutions: (1) The chairman of the meeting; (2) At least two shareholders with voting rights or their proxies; or (3) One or several shareholders (including proxies) holding totally or separately 10 percent or more of the shares carrying the right to vote at the meeting. Unless somebody proposes voting by ballot, the chairman of the meeting shall declare whether the proposal has been adopted according to the results of the vote by a show of hands, and shall record the same in the minutes of the meeting, which shall serve as final evidence without having to state the number or proportion of the votes for or against the resolution adopted at the meeting. The demand for a vote by ballot may be withdrawn by the person who made it. Article 85: If the matter demanded to be voted upon by ballot is the election of the chairman or the adjournment of the meeting, a ballot shall be taken immediately. If a ballot is demanded for any other matter, such ballot shall be taken at the time decided upon by the chairman and the meeting may proceed with the discussion of other matters; the result of the ballot shall still be regarded as a resolution passed at that meeting.	Delete Articles 84, 85 and 87. Original Article 83 be renumbered as Article 100. Original Article 86 be renumbered as Article 101.

No.	Existing Articles	Proposed amendments to the Articles
	Article 87: When the number of votes for and against a resolution is equal, whether the vote is taken by raising hands or by ballot, the chairman of the meeting shall be entitled to one additional vote.	
81.		Original Article 88 be renumbered as Article 98.
82.	First paragraph of Article 89: ... (6) Other matters that, as resolved by way of an ordinary resolution of the shareholders' general meeting, may have a significant impact on the Company and require adoption by way of a special resolution.	Original first paragraph of Article 99: ... Insert sub-paragraph (6) and (7): (6) the acquisition or disposal by the Company of material assets or the granting of guarantees within a 12 month period with a value exceeding 30% of the latest audited assets value; (7) share incentive schemes; Original sub-paragraph (6) be renumbered a sub-paragraph (8) and amended to read: (8) other matters which are required by the laws, administrative regulations or these Articles of Association, and matters which, according to an ordinary resolution of the shareholders' general meeting, may have a significant impact on the Company and should require adoption by way of a special resolution.

No.	Existing Articles	Proposed amendments to the Articles
83.		Original Article 83 be renumbered as Article 100 and to insert the following two paragraphs: (1) The Company's shares held by the Company shall not carry voting rights. Such shares shall not be included in the total numbers of the voting rights represented by the shareholders attending the meeting. (2) The board of directors, independent directors and certain qualified shareholders of the Company may canvass the Company's shareholders for votes at shareholders' general meetings.
84.		Original Article 86 be renumbered as Article 101.
85.	Second paragraph of Article 90: Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution ... gross effective voting.	Second paragraph of Article 102: Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or to vote only for or only against any particular resolution ... gross effective voting.
86.		Insert Article 103: The general meetings shall resolve on all motions included in the agenda separately. Where different motions for the same issue are proposed, such motions shall be voted on and resolved in the order of time in which they are proposed. Unless the shareholders' general meeting is adjourned or no resolution can be made due to special reasons such as force majeure, voting of such proposals shall neither be put on hold nor voting by-passed at the shareholders' general meeting.

No.	Existing Articles	Proposed amendments to the Articles
87.		Insert Article 104: No amendment shall be made to a proposal when it is considered at a shareholders' general meeting. Otherwise, the relevant amendment shall be regarded as a new proposal and shall not be voted on at the shareholders' general meeting.
88.		Insert Article 105: The shareholders' general meeting shall vote by open ballot.
89.		Insert Article 106: An independent director shall have the right to propose to the board of directors for holding an extraordinary general meeting and should do so by written notice to the board of directors. With regard to the proposal made by the independent director for holding an extraordinary general meeting, the board of directors shall, in accordance with the laws, administrative rules, and these Articles of Association, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal. If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. If the board of directors does not agree to hold the extraordinary general meeting, it shall give reasons and make an announcement in respect thereof.

No.	Existing Articles	Proposed amendments to the Articles
90.		Insert Article 107: The supervisory committee shall have the right to propose to the board of directors to hold an extraordinary general meeting, and shall put forward its proposal to the board of directors in writing. The board of directors shall, in accordance with the laws, administrative regulations, and these Articles of Association, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal. If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. In the event of any change to the original proposal set forth in the notice, the consent of the supervisory committee shall be obtained. If the board of directors does not agree to hold the extraordinary general meeting or fails to give a written reply within 10 days upon receipt of the proposal, it shall be regarded that the board of directors cannot perform or fails to perform the duty of convening the extraordinary general meeting, and the supervisory committee may convene and preside over the meeting by itself.

No.	Existing Articles	Proposed amendments to the Articles
91.	Article 91: In the event that the supervisory committee or shareholders request to convene an extraordinary shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed: (1) The supervisory committee or shareholder(s), alone or jointly, holding 10 percent or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the board of directors to convene an extraordinary general meeting or a class shareholders' meeting. The board of directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of delivery of the written requisition(s). (2) Where the board of directors fails to issue convene notice of meeting within thirty (30) days upon receipt of the above written request, the supervisory committee shall convene and host the meeting. Where the supervisory committee fails to issue convene notice of meeting within thirty (30) days thereafter, shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene meeting on their own accord within four (4) months upon the board of directors having received such request. The convening procedures shall as much as possible be equivalent to which the board of directors convenes the general meeting.	Article 108: Shareholders shall comply with the following procedures when they propose to convene an extraordinary general meeting: (1) Shareholders individually or collectively holding more than 10% of the Company's shares have the right to propose to the board of directors to convene an extraordinary general meeting, and require the board of directors to reply in writing within ten days upon the receipt of the request whether it agrees or not to convene the extraordinary general meeting according to the laws, administrative regulations and these Articles of Association of the Company; (2) If the board of directors agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. In the event of any change to the original proposal set forth in the notice, the consent of the relevant shareholders shall be obtained; (3) If the board of directors does not agree to convene the extraordinary general meeting, or fails to give a written reply within ten days upon receipt of the proposal, shareholder(s) individually or collectively holding more than 10% of the Company's shares have the right to propose to the supervisory committee to convene an extraordinary meeting. The proposal shall be made in writing; (4) If the supervisory committee agrees to hold the extraordinary shareholders' general meeting, it shall serve a notice of such meeting within 5 days after such proposal is received. In the event of any change to the original proposal set forth in the notice, the consent of the shareholders shall be obtained

No.	Existing Articles	Proposed amendments to the Articles
	All reasonable expenses incurred by the supervisory committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the board of directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors and the supervisors in default by the Company.	(5) If the supervisory committee fails to give notice of general meeting within the specified period, the supervisory committee shall be regarded as not convening and holding the extraordinary general meeting, and the shareholders individually or collectively holding ten percent or more shares carrying voting rights on such proposed meeting for over ninety (90) consecutive days may convene an extraordinary meeting on their own accord. Part of the deleted contents relating to the convening of an extraordinary general meeting by the supervisory committee to become Article 107.
92.		Insert Article 109: Where the supervisory committee or shareholders decide to convene shareholders' general meetings by itself/themselves, it/they shall notify the board of directors in writing and file on record with the relevant governing authority in accordance with the applicable guidelines. The shareholding of the shareholders convening the general meeting shall not be less than 10% prior to announcing the results of the general meeting.
93.	Article 92: If number of the directors does not meet the legal minimum number according to the Company Law, or the unrecovered losses of the Company amount to one-third of the registered capital...	Article 110: If the number of directors falls short of the minimum number required by the Company Law or the unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital...

No.	Existing Articles	Proposed amendments to the Articles
94.	Article 95: The general meeting shall be convened by the board of directors, and presided over by the chairman of the board. Where the chairman fails to attend the meeting by any reasons, the meeting shall be presided over by the vice-chairman designated by the chairman. Where the vice-chairman fails to attend the meeting, the meeting shall be presided over by a director who jointly elected by over half of the number of the directors. Where the board of directors is unable or fails to perform its duties of convening the general meeting, the meeting shall be convened by the supervisory committee, and presided over by the chairman of supervisory committee. Where the chairman of supervisory committee fails to attend the meeting, the meeting shall be presided over by a supervisor who jointly elected by over half of the number of the supervisors. Where the supervisory committee fails to convene and preside over the general meeting, the meeting shall be convened by shareholders who individually or jointly representing ten (10) percent or more of the Company's voting rights for over ninety (90) days. The meeting shall be presided over by a person elected by shareholders presenting the meeting. Where the chairman of the general meeting is unable to be elected through above means, the meeting shall be presided over by shareholder (including shareholder's proxy) who representing the largest majority of voting rights. Extraordinary general meeting may be conducted by voting via communications.	Original Article 95 be renumbered as Article 111 and amended to read: The general meeting shall be presided over by the chairman of the board who act as the chairman of the meetings. If the chairman is unable or has failed to perform his duties, the deputy chairman (in case the Company has two deputy chairmen, then the deputy chairman jointly elected by a simple majority of directors) shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or has failed to perform his duties, a director shall be jointly elected by a simple majority of directors to preside over and act as the chairman of the meetings. A shareholders' general meeting convened by the supervisory committee itself shall be chaired and presided by the chairman of the supervisory committee. If the chairman of the supervisory committee cannot perform or fails to perform his duties, the majority of the supervisors shall jointly elect a supervisor to chair the meeting. A shareholders' general meeting convened by the shareholders themselves shall be presided by a representative elected by the convener. If the convener cannot elect a chairman of the meeting, the shareholder attending the meeting that hold the most voting shares (including the proxy) shall be the chairman and preside the meeting. When the shareholders' general meeting is held and the chairman of the meeting violates these Rules which makes it difficult for the shareholders' general meeting to continue, a person may elected at the shareholders' general meeting to act as the chairman of the meeting, subject to the approval of more than half of the shareholders having the voting rights who are present at the meeting.

No.	Existing Articles	Proposed amendments to the Articles
95.		Insert Article 112: With regard to the shareholders' general meeting convened by the supervisory committee or shareholders on its/their own initiative, the board of directors and its secretary shall offer cooperation. The board of directors shall provide a register of shareholders as of the shareholding record date.
96.		Insert Article 113: The necessary expenses and cost for the shareholders' general meeting convened by the supervisory committee or the shareholders on its/their own initiative shall be borne by the Company.
97.	Article 93: Nomination of candidates for directors and supervisors shall be as following: (2) candidates for supervisor represented by the Company staff shall be nominated by the labor's union;	Article 114: The measures and procedures to nominate directors and supervisors representing employees are as follows: Delete sub-paragraph (2)
98.	Article 94: Except for involving business secrets of the Company which shall be disclosed, the board of directors and the supervisory committee shall make replies or explanation to the inquiries and suggestions of shareholders on the shareholders' general meeting.	Article 115: Except for involving business secrets of the Company which shall be disclosed, the board of directors, supervisors and the senior management staff shall make replies or explanation to the inquiries and suggestions of shareholders on the shareholders' general meeting.
99.		Original Articles 96, 97 and 98 be renumbered as Articles 116, 117 and 118.

No.	Existing Articles	Proposed amendments to the Articles
100.	Article 99: The Shareholders' meeting shall keep minutes, such minutes shall be signed by the directors and the recorder who attend meeting, and is kept as company's file by the secretary of the board of directors. The minutes shall be kept for five years. The minutes of general meeting shall include the following matters: (1) The number of shares representative voting rights present at the meeting and the percentage of such shares accounting for of the total shares of the Company; (2) The date and place of the meeting; (3) The name of the chairman of the meeting and the agenda for the meeting; (4) The key points of each of the speakers to every matter examined; (5) The result of each matter which has been considered; (6) The inquiry opinions and suggestions of shareholders, the replies or explanations of the board of directors and the board of supervisors; (7) Other matters which the shareholders' general meeting deems and the Company's Articles of Association prescribes to be included in the minutes of meetings.	Article 119: The Shareholders' general meeting shall keep minutes. Directors and supervisors, the secretary to the board of directors, the convener or their representatives, and the chairman of the meeting and the recorders attending the meeting shall sign the minutes of the meeting. A secretary of the board of directors shall be responsible for the minutes of shareholders' general meetings. The minutes shall set out the following: (1) the date, place and agenda of the meeting, and the name of the convener; (2) the name of the chairman of the meeting, and the directors, supervisors and other senior officers of the Company attending or present at the meeting; (3) the number of shareholders and proxies attending the meeting, the total number of voting shares they represent and the proportion of the domestic shares shareholders (including by proxy) and the H shares shareholders (including by proxy) to the total number of shares of the Company; (4) the process of discussion in respect of each proposal, highlights of the proposals considered which are proposed by the persons who speak at the meeting and the results of the poll (the voting results of the domestic shares shareholders and the H shares shareholders in respect of each resolution should also be recorded); (5) details of the inquiries or recommendations of the shareholders, and the corresponding response or explanations; (6) the name of the counting officer and scrutineer;

No.	Existing Articles	Proposed amendments to the Articles
		(7) other matters which, according to the shareholders' general meeting and these Articles of Association, shall be recorded in the minutes of the meeting. The deleted contents relating to the storage period of the minutes to become Article 121.
101.	Article 100: The minutes of meeting together with the shareholders attendance sheets and proxy forms shall be kept at the Company's domicile.	Article 120: The convener shall ensure the truthfulness, accuracy and completeness of the minutes of the meeting. The minutes of the meeting, together with the shareholders' attendance sheets and proxy forms, other valid information relating to other modes of resolution shall be kept at the Company's premises. Minutes of meetings shall be kept for ten years.
102.		Delete Original Article 101.
103.		Insert Article 121: The resolutions of the shareholders' general meeting shall be duly announced. In the event that a proposal in connection with the meeting has not been adopted or the resolutions of the preceding shareholders' general meeting have been changed at the current shareholders' general meeting, the board of directors shall specify the same in the announcement of the resolutions of the shareholders' general meeting.

No.	Existing Articles	Proposed amendments to the Articles
104.		Insert Article 122: Newly appointed directors, supervisors shall effectively take office at the date of the shareholders' general meeting which the proposals to appoint the directors and supervisors were passed.
105.		Insert Article 123: Where a proposal on cash dividends, bonus shares or increase of share capital by way of transfer from capital reserves, the Company shall implement the specific scheme within 2 months upon conclusion of the shareholders' general meeting.
106.		Original Articles 102 to Articles 107 be renumbered as Articles 124 to Articles 129.
107.	Third paragraph of Article 108: The quorum for a separate class meeting (other than an adjourned meeting) to consider a variation of the rights of any class of shares shall be the holders of at least one-third of the issued shares of that class.	Third paragraph of Article 130: The quorum for a separate class shareholders meeting (other than an adjourned meeting) to consider a variation of the rights of any class of shares shall be the holders of at least one-third of the issued shares of that class.
108.		Original Articles 109 to 111 be renumbered as Articles 131 to 133.

No.	Existing Articles	Proposed amendments to the Articles
109.	First paragraph of Article 112: Director... may serve consecutive terms if reelected upon the expiration of his term. Third paragraph: The chairman of the board and the vice chairman (or vice chairmen) of the board shall be elected from the directors ... be eligible for re-election. Fourth paragraph: Directors need not be shareholders.	First paragraph of Article 134: Director... may serve consecutive terms if reelected. The shareholders' general meeting shall not remove a director without due reason before the expiry of the director's term of office. Second paragraph be renumbered as Article 135. Insert third paragraph: The senior management staff can also be director, but the total number of directors who are also senior management staff shall not exceed one half of the total number of directors of the Company. Third paragraph be amended to read: The board shall have a chairman of the board and vice chairman of the board which positions shall be secured by directors of the board ... and shall be eligible for re-election. Fourth paragraph be amended to read: The directors are natural person and need not be shareholders.
110.		Original paragraph (2) of Article 112 be renumbered as Article 135.
111.		Insert Article 136: The term of a director's office commences from the date of appointment and ends with the term of the current board of directors.
112.		Original Article 113 be renumbered as Article 137.

No.	Existing Articles	Proposed amendments to the Articles
113.	First paragraph of Article 114: (6) To formulate plans for increasing or decreasing the registered capital of the Company and for issuing corporate bonds; (7) To draft plans for the merger, division or dissolution of the Company; (9) To hire or dismiss the CEO, hire or dismiss the secretary of board of directors, COO, CFO and other senior management staff such as chief executive committee members, and to decide on their remuneration; (12) Within the authorization of the shareholders' general meeting, to exercise the Company's rights of financing and mortgage of assets and other guarantee issues; Second paragraph: Resolutions by the board of directors on matters referred to in the preceding paragraph may be passed by the affirmative vote of more than half of the directors with the exception of resolutions on matters referred to in items (6), (7) and (11), which shall require the affirmative vote of more than two-thirds of the directors.	First paragraph of Article 138: (6) Formulate plans of increasing or decreasing the Company's registered capital, and issuing corporate bonds or other securities, and listing plans; (7) Draft the plans of important acquisition or acquisition of the shares of the Company or the plans of merger, division, dissolution and change of the formation, of the Company; (9) Appoint and remove the Company's senior management staff as nominated by the chairman of the board of directors and decide his remuneration and award and reprimand matters; Insert sub-paragraph (12): (12) Manage the issues in respect of the Company's information disclosure; The original sub-paragraph (12) be renumbered as sub-paragraph (13): (13) Decide on issues in respect of the material investment, acquisition or sale of assets, asset mortgage, external guarantee, entrusted financing, affiliated transactions, etc. as authorized by shareholders' general meetings; Second paragraph: All the above board resolutions shall be passed by over one half of the directors; provided that the resolutions covered in items 6, 7 and 11 and in relation to the granting of external guarantee shall be passed by over two-thirds of the directors.

No.	Existing Articles	Proposed amendments to the Articles
114.		Insert Article 139: The board of directors shall, in respect of external investment, acquisition or sale of assets, asset mortgage, external guarantee, entrusted financing and connected transactions, establish strict examination and decision making procedures. The board of directors shall organize relevant experts and professionals to examine and evaluate material investment projects and submit such projects to the shareholders' meeting for approval. The "material investment projects" referred to above shall mean an investment where any of the assets, consideration, profits, revenue or equity ratios as prescribed by the Listing Rules from time to time of which (the "5 ratios") is over 25%. Investment where all of the 5 ratios are below 25% shall be determined by the board of directors as authorized by the shareholders' meeting.
115.		Original Article 117 be renumbered as Article 140.
116.		Original Article 115 be renumbered as Article 141 and amended to read: The board of directors shall make presentations to the shareholders' general meeting on the non-standard audit opinion produced by the certified accountants on the Company's financial reports.
117.	Article 116: The board of directors shall prepare procedural rules for board meetings, as to ensure the working efficiency and wise decision-making of the board of directors.	Article 142: The board of directors shall prepare procedural rules for board meeting so as to ensure the working efficiency and scientific decision-making of the board of directors.

No.	Existing Articles	Proposed amendments to the Articles
118.	Second paragraph of Article 118: If the chairman of the board is unable to perform his duties and powers, he may nominate a vice chairman of the board to exercise such duties and powers on his behalf.	Second paragraph of Article 143: The vice chairman of the Board shall assist the chairman of the board. Where the chairman of the board cannot or fails to perform his/her duties, the vice chairman of the board (where the Company has two vice chairmen, one appointed by one half or more of the directors) shall perform the same. Where the vice chairman of the board cannot or fails to perform his/her duties, the director appointed by one half or more of the directors shall convene or preside over the board meetings.
119.	Sub-paragraph (5) of second paragraph of Article 119: proposed by shareholders holding ten percent or more (10%) of the shares with voting rights of the Company;	Sub-paragraph (5) of second paragraph of Article 144: proposed by the shareholders representing more than ten percent (10%) of the shares with voting rights of the Company;
120.	Second paragraph of Article 120 Where the chairman is unable to perform his duties in those circumstances specified in paragraphs (2), (3), (4) and (5) under paragraph 2 of Article 119, he should designate a vice-chairman to convene the extraordinary board meeting on his behalf. Where the chairman fails to perform his duties for no reasons and fails to designate specific person to perform his duties on his behalf, the meeting shall be convened by the vice-chairman. Where the vice-chairman is unable or fails to perform his duties, a director being jointly elected by over half of the number of the directors shall convene the meeting.	Original Article 120 be renumbered as Article 143 and those deleted contents to become the second paragraph of Article 143.
121.		Article 121 and Article 122 be renumbered as Article 146 and Article 147 respectively.

No.	Existing Articles	Proposed amendments to the Articles
122.		Insert Article 148: A director who is associated with the enterprise concerned with the matters, which are to be resolved at the board meeting, shall not vote, on his own or other director(s)'s behalf, on such matters. Such board meeting may be held with more than one half of the non associated directors present and the resolutions thereof are to be passed by one half of the non associated directors. Where less than three non associated directors are present at the board meeting, such matters shall be submitted to the shareholders' general meeting for approval.
123.		Original Articles 123 and 124 be renumbered as Articles 149 and 150.
124.	Second paragraph of Article 125: The minutes of board meeting shall be kept as archives of the Company by the secretary of the board of directors. The minutes of board meeting shall be kept for 5 years.	Second paragraph of Article 151: The minutes of board meeting shall be kept as archives of the Company by the secretary of the board of directors. The minutes of board meeting shall be kept for 10 years.
125.	Second paragraph of Article 126: (5) The voting way and results for each motion, and the voting results shall state the number of count that object, agree or waive the right clearly.	Second paragraph of Article 152: (5) the voting methods and results for each motion, the voting results shall specify the respective number of assenting, dissenting votes.
126.		Original Article 127 be renumbered as Article 153, and insert one item in the first paragraph: (4) other people who are regulated by state law, administrative measures and these Articles of Association.

No.	Existing Articles	Proposed amendments to the Articles
127.	Article 128: The Company shall set up an audit committee. The Audit committee shall report to the board of directors and responsible for the board of directors. The Audit committee shall act according to scope of official duty that board of directors determine at any time and have other responsibility and power that board of directors determine at any time. Audit committee shall be appointed from the board of directors from the director of the Company, and are composed of three to seven members.	Article 154: The audit committee, nomination committee and remuneration committee set up under the board of directors shall report to the board of directors.
128.		Original Articles 129 to 131 be renumbered as Articles 155 to 157.
129.		Original Article 132 be renumbered as Article 158.
130.	Third paragraph of Article 133: Where the chairman of the supervisory committee fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall perform his duties on his behalf.	Third paragraph of Article 159: Where the chairman of the supervisory committee cannot perform or fails to perform his duties, a supervisor elected by over half of the number of the supervisors shall convene and preside the meeting of supervisor committee.
131.	Article 134: ... supervisors representing employees of the Company shall be elected and replaced by employees of the Company in democratic ways...	Article 160: ... the employee representatives shall be elected or dismissed democratically by employees representative meeting and other democratic ways...
132.	Article 135: The Company's directors, CEO and other senior management staff may not serve concurrently as supervisors.	Article 161: The Company's directors and other senior management staff may not serve concurrently as supervisors.
133.		Original Articles 136, 137 be renumbered as Articles 192, 193.

No.	Existing Articles	Proposed amendments to the Articles
134.	Article 138: Meetings of the supervisory committee shall be held at least twice a year. The chairman of the supervisory committee shall be responsible for convening meetings of the supervisory committee.	Article 162: The Committee shall hold at least one meeting every six months. The chairman of the supervisory committee shall be responsible for convening meetings of the supervisory committee. Supervisors may propose to convene an extraordinary meeting.
135.	First paragraph of Article 139: (1) To examine the Company's financial affairs; (2) To supervise whether the Company's directors, CEO and other senior management staff violate any laws, regulations or the Company's Articles of Association during their performance of Company duties; ... (5) To propose the holding of extraordinary shareholders' general meetings; (6) To represent the Company in negotiating with or instituting legal proceedings against a director; and (7) Other duties and powers provided for in the Articles of Association of the Company. Supervisors shall attend meetings of the board of directors.	First paragraph of Article 163: Insert sub-paragraph (1): (1) To submit written audit opinions on the regular reports prepared by the board of directors of the Company; Original sub-paragraph (1) be renumbered as sub-paragraph (2). Original sub-paragraph (2) be renumbered as sub-paragraph (3) and amended to read: (3) To supervise the act of the directors and the senior management staff who perform the companies' duties. To suggest the removal of the directors and the senior management staff who violate any laws, regulations, these Articles of Association or resolutions passed in the shareholders' general meeting. Original sub-paragraph (5) be renumbered as sub-paragraph (6): (6) To propose the holding of extraordinary shareholders' general meetings and hold and preside over the shareholders' general meetings in the event that the board of directors fails to act in accordance the regulation of the Company Law to hold and preside the shareholders' general meeting. Insert three sub-paragraphs as follows: (7) To submit proposal to the shareholders' general meetings;

No.	Existing Articles	Proposed amendments to the Articles
		(8) To institute litigation against directors, senior management staff according to article 152 of the Company Law. (9) If it is aware that the operation of the Company is improper, it can conduct investigation; if necessary, it can employ professional institutions such as accounting firms, law firms to assist his investigation work. Original sub-paragraph (7) be renumbered as sub-paragraph (10): Third paragraph: Supervisors may attend meetings of the board of directors and make inquiries and suggestions to the resolutions of the board of directors.
136.		Original Article 140 having been renumbered as Article 164, insert a third paragraph: The supervisory committee enacts the procedural rules for the supervisory committee, identify the method of negotiation and way of resolution in order to ensure efficiency and scientific decision-making.
137.		Original Article 141 be renumbered as Article 165.
138.	Article 142: Minutes of meeting shall be provided for meetings of the supervisory committee. ....The minutes of meeting of the supervisory committee shall be kept as archives of the Company by the secretary of the board of directors. The minutes of meeting shall be kept for 5 years.	Article 166: Minutes of the meeting shall be prepared by the Committee recording resolutions made ....The minutes of meeting of the supervisory committee shall be kept as archives of the Company at the domicile of the Company. The minutes of meeting shall be kept for 10 years.
139.		Original Article 143 be renumbered as Article 191.

No.	Existing Articles	Proposed amendments to the Articles
140.	Article 144: The Company sets up the executive committee ... CEO is act as the leader of executive committee.	Article 167: The Company sets up an executive committee... the chairman of the Board or the CEO shall act as the leader of the executive committee.
141.	Article 145: Company sets up one of CEO (except provided otherwise, obligation of COO in the Articles is the same as manager in" company law" and "Mandatory Provisions"), engaged or discharged by the board of directors. The CEO is elected for a term of three years and may serve consecutive terms if reelected upon the expiration of his term.	Article 168: The Company sets up one of CEO, engaged or discharged by the board of directors. The term of appointment of CEO shall be three years subject to re-appointment upon expiry of his term.
142.	First paragraph of Article 146: (1) ... policies and development plans; ... (3) To formulate the Company's internal organization; ... (5) To draw up the *basic rules* and regulations of the Company; ... (7) To propose the board of directors to hire or dismiss board of directors secretary, CEO, CFO and other chief executive committee members, etc. senior executive;	First paragraph of Article 169: (1) ... policies and development plans, and to report to the board of directors; ... (3) To formulate the Company's internal management organization; ... (5) To draw up the basic rules and regulations of the Company; ... (7) To employ or dismiss management personnel whose employment or dismissal is not subject to the board of directors and determine their remuneration;
143.		Insert Article 170: The executive committee shall have terms of reference which shall be implemented upon approval of the board of directors.

No.	Existing Articles	Proposed amendments to the Articles
144.		Insert Article 171: The terms of reference of the executive committee include: (1) the conditions, procedures and participants of the executive committee meetings; (2) the duties and division of work of the executive committee; (3) the application of assets and financial resources of the Company, authority to enter into material agreements and the reporting system to the board of directors and supervisory committee; (4) other matters which the board of directors considers necessary.
145.		Original Articles 147 and 148 be renumbered as Articles 172 and 173.
146.	Article 149: ... one COO ... may serve consecutive terms if re-elected upon the expiration of his term.	Article 174: ... one COO, being the general manager of the Company ... may serve consecutive terms if re-elected upon the expiration of his term.
147.		Original Articles 150 and 151 be renumbered as Articles 175 and 176.
148.	Article 152: Pursuant to the requirements of business development, the Company can set up other members of the chief executive committee. The mentioned members shall be responsible for the CEO.	Article 177: There shall be one chairman and five to nine members in the executive committee, the chairman of the board of directors or the CEO will act as the chairman of the executive committee.

No.	Existing Articles	Proposed amendments to the Articles
149.	Heading of Part Fourteen Qualification and duties of the Company's Senior Management	Heading of Part Fourteen Qualification and duties of the Company's Director, Supervisor and other Senior Management
150.		First paragraph of Article 178: Insert sub-paragraph (8): (8) Persons who are prohibited to participate in stock market by the CSRC, and such prohibition period has not expired; Original sub-paragraphs (8) and (9) be renumbered as sub-paragraphs (9) and (10). Insert second paragraph: Elections, appointments or employment of directors, supervisors or senior management staff in violation of this Article shall be invalid. In the event that the circumstances as stipulated in this Articles arise during the term of appointment of directors, supervisor or senior management staff, the Company shall dismiss the appointment.
151.		Original Article 154 be renumbered as Article 179.
152.		Insert Article 180: Person who take up positions other than directorship in the controlling shareholders and de facto controller of the Company shall not act as senior management staff of the Company.
153.		Original Articles 155 to 163 be renumbered as Articles 181 to 189.

No.	Existing Articles	Proposed amendments to the Articles
154.	Article 164 Article 165 First paragraph of Article 166: If the number of the directors is not compliant with the minimum requirement stipulated in PRC Law, the director's resignation shall not come into force unless the vacancy of the directors have been fulfilled. Article 167: A director whose term of *appointment* is undue shall bear the liability for the damages caused by the demission on his own discretion.	Original Articles 164, 165, 166 and 167 be consolidated as Article 190 and amended to read: Original Article 164 to become as the first paragraph. The content of the Article 165 to become the second paragraph and amended to read: ... submit a written resignation. The board of directors shall disclose the relevant circumstances within two days. First paragraph of the original Article 166 to become the third paragraph and amended to read: Where a director resigns resulting in the number of directors falling below the minimum prescribed number, the outgoing director shall continue to discharge his duties as a director in accordance with laws, administrative regulations and these Articles of Association until a new director is appointed in his place. Second paragraph of the original Article 166 to become the fourth paragraph. Original Article 167 be adopted as the fifth paragraph.
155.		Article 143 be renumbered as Article 191 and amended to read: Supervisors shall comply with laws, administrative regulations and these Articles of Association and shall fulfill his supervisory duties diligently and shall not take advantage of his position to receive any bribe or illegal income, and shall not misappropriate the assets of the Company.

No.	Existing Articles	Proposed amendments to the Articles
156.		Original Article 136 be renumbered as Article 192; Article 137 be renumbered as Article 193.
157.		Insert Article 194: Where the term of appointment of supervisors has expired and no new appointments made in time resulting in the number of supervisors falling below the prescribed number, the outgoing supervisors shall continue to discharge their duties in accordance with laws, administrative regulations and these Articles of Association until appointments are made.
158.		Original Articles 168 to 173 be renumbered as Articles 195 to 200.
159.	Article 174 If a director, a supervisor, CEO or other senior management staff of the Company ... the Company shall...have a right to: (1) Require the relevant director, supervisor, CEO or other senior management staff to compensate for the losses sustained by the Company as a consequence of his dereliction of duty; (2) Rescind any contract or transaction concluded by the Company with the relevant director, supervisor, CEO or other senior management staff and any contract or transaction with a third party (where such third party is aware or shall be aware that the director, supervisor, CEO or other senior management staff representing the Company was in breach of his obligations to the Company);	Article 201: If a director, a supervisor, CEO or other senior management staff of the Company...the Company shall...have a right to: (1) Require the relevant director, supervisor or other senior management staff to compensate for the losses sustained by the Company as a consequence of his dereliction of duty; (2) Rescind any contract or transaction concluded by the Company with the relevant director, supervisor or other senior management staff and any contract or transaction with a third party where such third party is aware or shall be aware that the director, supervisor or other senior management staff representing the Company was in breach of his obligations to the Company;

No.	Existing Articles	Proposed amendments to the Articles
	(3) Require the relevant director, supervisor, CEO or other senior management staff to surrender the gains derived ...; (4) Recover any fees received by the relevant director, supervisor, CEO or other senior management staff ...; and (5) Require the relevant director, supervisor, CEO or other senior management staff to return the interests.	(3) Require the relevant director, supervisor or other senior management staff to surrender the gains derived...; (4) Recover any funds received by the relevant director, supervisor or other senior management staff ...; and (5) Require the relevant director, supervisor or other senior management staff to return the interest.
160.		Original Articles 175 and 176 be renumbered as Articles 202 and 203.
161.	Heading of Part Fifteen: Financial and Accounting Systems and Distribution of Profits	Heading of Part Fifteen: Financial and Accounting Systems, Distribution of Profits and Audit
162.		Original Articles 177 and 178 be renumbered as Articles 204 and 205.
163.	First paragraph of Article 179: The Company shall within 120 days from the end of each financial year work out the financial report according to the regulations of relevant laws and regulations.	Article 206: The Company shall within 4 months from the end of each financial year submit and report its financial account report to the CSRC and the Stock Exchange, and shall submit and report its interim financial account report to appointed authorities of the CSRC and the Stock Exchange within 2 months from the end of the first six months of each financial year, and shall submit and report quarterly financial account report to the appointed authorities of the CSRC and the Stock Exchange within one month from the end of the first 3 months and 9 months of each financial year respectively. The above financial reports shall be prepared according to the regulations of relevant laws and regulations.

No.	Existing Articles	Proposed amendments to the Articles
164.	First paragraph of Article 179: ... financial reports ... shall be examined and verified according to law and shall be worked out according to the regulations of relevant laws and regulations.	First paragraph of Article 207: The Company's annual financial reports shall be examined and verified according to laws. The contents of the second and third paragraphs be the same as that of the second and third paragraphs of the original Article 179.
165.		Original Articles 180 to 183 be renumbered as Articles 208 to 211.
166.	Article 184: The Company shall publish financial reports twice every fiscal year, namely an interim financial report within 60 days after the end of the first six months of the fiscal year and an annual financial report within 120 days after the end of the fiscal year.	To be deleted as the content of that Article has been included in Article 207.
167.		Original Article 185 be renumbered as Article 212.
168.	Second paragraph of Article 186: ... may cease to make such allocation. After making allocation to the statutory revenue reserve, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings. No distribution of profits to shareholders shall be made before the loss of the Company has been made up and allocation to the statutory revenue reserve.	Second paragraph of Article 213: ... may cease to make such allocation. If the statutory revenue reserve is not sufficient to cover the loss made in the previous, before allocation to the statutory revenue reserve is made in accordance with the previous paragraph, the profits shall be used to cover such loss. After making allocation to the statutory revenue reserve from the profits, whether to allocate to the discretionary revenue reserve is subject to the resolution at general meetings.

No.	Existing Articles	Proposed amendments to the Articles
		Third paragraph: The profits after making up the loss and allocation to the statutory revenue reserve shall be distributed to the shareholders in accordance with their proportion of shareholdings in the Company. Fourth paragraph: If it is resolved at the general meeting to make distribution to shareholders before the loss is made up and allocation to statutory revenue reserve in violation to the previous paragraph, the shareholders return such distribution to the Company. Fifth paragraph: The shares held by the Company shall not participate in the profits distribution.
169.		Original Articles 187 to 191 be renumbered as Articles 214 to 218.
170.	Article 192: First paragraph: Where the Company makes payment ... to the holders of domestic shares, the payment shall ... be paid in Renminbi within 3 months ... Where the Company makes payment . to holders of foreign investment shares, the payment ... be paid in foreign currency within 3 months. Third paragraph: In relation to the power to forfeit unclaimed dividends, that power shall not be exercised until six years or more after the date of declaration of the dividend.	Article 219 First paragraph: After resolution regarding distribution of profits has been approved at the general meeting of the Company, the board of directors shall within 2 months after the general meeting complete the distribution of dividends (or shares). Second paragraph: Where the Company makes payment ... to the holders of domestic shares, the payment shall ... be paid ... within 2 months ... Where the Company makes payment ... to holders of foreign investment shares, the payment ... be paid ... within 2 months.

No.	Existing Articles	Proposed amendments to the Articles
		Third paragraph: In relation to the power to forfeit unclaimed dividends under the third paragraph of this Article, that power shall not be exercised until six years or more after the date of declaration of the dividend.
171.		Original Articles 193 and 194 be renumbered as Articles 220 and 221.
172.	Article 195: The Company shall perform the internal audit system, and to employ internal auditors, and process internal audit supervision for the financial revenue, expenditure and operating activities of the Company and companies invested and controlled by it.	Article 222: The Company shall implement internal audit system and to employ internal auditors to perform internal audit and supervision on the financial revenue, expenditure and operating activities of the Company.
173.	Article 196: The internal audit system and the duties of the auditors of the Company shall be implemented subject to the approval of the board of directors.	Article 223: The internal audit system and the duties of the auditors of the Company shall be implemented subject to the approval of the board of directors. The person in charge of the audit shall be responsible to and report to the board of directors.
174.	Article 197: The Company shall audit the senior management staff of the Company when they are leaving his position.	Article 224: The Company shall perform audit on the senior management staff of the Company when they are leaving his position.
175.		Original Articles 198 and 199 be renumbered as Articles 225 and 226.
176.	Article 200: When the Company notice is served by hand . When served by mail, the sending date shall be the despatch date.	Article 227: When the Company notice is served by hand ... When served by mail, the third business day after the sending date shall be the service date.
177.		The content of original Article 75 and Article 201 is repetitive and be consolidated into Article 228.

No.	Existing Articles	Proposed amendments to the Articles
178.	Article 202: The Company shall employ an independent accounting firm that complies with relevant state regulations to audit the annual financial reports and other financial reports of the Company. The first accounting firm of the Company may be employed by the inaugural meeting prior to the first annual shareholders' general meeting. Such accounting firm shall hold office until the conclusion of the first annual shareholders' general meeting. If the inaugural meeting does not exercise its power under the preceding paragraph, the board of directors shall exercise such power.	Article 229: The Company shall employ an independent accounting firm that complies with relevant state regulations to perform audit of the annual financial reports and other financial reports of the Company, verification of the net assets and provide other consultation service regarding the relevant business. Delete the second and third paragraphs.
179.	Article 203: The term ... shall ... end.	Article 230: The term ... shall ... end, subject to re-employment.
180.		Original Articles 204 to 208 be renumbered as Articles 231 to 235.
181.	Article 209: When the Company dismisses or does not renew the employment of an accounting firm, it shall give a notice to the accounting firm in advance ... whether there is any irregularity in the Company.	Article 236: When the Company dismisses or does not renew the employment of an accounting firm, it shall give a notice to the accounting firm ten days in advance ... whether there is any impropriety in the Company.
182.		Original Articles 210 to 212 be renumbered as Articles 237 to 239.
183.	Second paragraph of Article 212: ... the Company ... three announcements...	Delete the second paragraph of Article 239, third and fourth paragraphs to become the second and third paragraphs of Article 239.

No.	Existing Articles	Proposed amendments to the Articles
184.	Third and fourth paragraphs of Article 213: Upon completion of the division, the disposal of the assets, the rights, the debts of each part, shall be regulated clearly through signing a contract. Debts owed by the Company prior to the division shall be assumed by the companies in existence after the division in accordance with the agreement reached.	Third paragraph of Article 240: Debts owed by the Company prior to the division shall be assumed by the companies in existence after the division in relation to the relevant responsibility, except different provisions in the agreement entered into between creditors and the Company prior to the division.
185.	Article 214: Creditors ... within a period of 90 days commencing from the date of the first notice ... be divided.	Article 241: Creditors ... within a period of 45 days commencing from the date of the first notice ... be divided.
186.		Original Articles 215 and 216 be renumbered as Articles 242 and 243.
187.	First paragraph of Article 217: (4) If the Company is lawfully ordered to be closed down as a result of violation of laws or administrative regulations.	First paragraph of Article 244: (4) If the business licence of the Company is lawfully dismissed or countermanded or if the Company is ordered to be closed down. Insert sub-paragraph (5): If there is severe difficulty in the operation and management of the Company, and the continued existence of the Company will have material prejudice to the interests of the shareholders and there is no other way to resolve, shareholders who hold an aggregate of over 10% of the whole voting rights can seek the People's Court to dissolve the Company.

No.	Existing Articles	Proposed amendments to the Articles
188.	Article 218: Where the Company is to be dissolved pursuant to item (1) of the preceding Article, it shall establish a liquidation committee within 15 days. The members of such liquidation committee shall be determined by the shareholders' general meeting by way of an ordinary resolution. Where the Company is to be dissolved pursuant to item (2) of the preceding Article, liquidation shall be carried out by the parties to the merger or division in accordance to the agreements reached at the time of merger or division. Where the Company is to be dissolved pursuant to item (3) of the preceding Article, the People's Court shall, in accordance with relevant laws, organize the shareholders, relevant authorities and relevant professionals to establish a liquidation committee to carry out liquidation. Where the Company is to be dissolved pursuant to item (4) of the preceding Article, the relevant authorities in charge shall organize the shareholders, relevant authorities and relevant professionals to establish a liquidation committee to carry out liquidation.	Article 245: Where the Company is to be dissolved pursuant to sub-paragraphs (1), (3), (4) or (5) of the preceding Article, it shall establish a liquidation committee within 15 days. The members of such liquidation committee shall be determined by the shareholders' general meeting by way of an ordinary resolution. If the liquidation committee is not established within the prescribed period, the creditors can apply for the People's Court to appoint the relevant officers to establish the liquidation committee to carry out the liquidation. Where the Company is to be dissolved pursuant to sub-paragraph (2) of the preceding Article, liquidation shall be carried out by the parties to the merger or division in accordance to the agreements reached at the time of merger or division.
189.		Original Article 219 be renumbered as Article 246.
190.	Second paragraph of Article 220: Creditor shall, ... report their creditors' rights ... within 90 days since the date of the first public notice.	Second paragraph of Article 247: Creditor shall, ... report their creditors' rights ... within 45 days since the date of the first public notice. Insert third paragraph: In the course of reporting creditors' right, the liquidation committee shall not repay the creditors.

No.	Existing Articles	Proposed amendments to the Articles
191.	Article 221: (4) repay all outstanding tax payment;	Second paragraph of Article 248: (4) repay all outstanding tax payment and the tax payment which arise in the course of the liquidation process;
192.	Article 222: First paragraph: ... the liquidation committee ... submit ... to the shareholders' general meeting or relevant authorities in charge for confirmation. Second paragraph: ... (2) wages owed to employees of the Company and labour insurance fees; ... Fourth paragraph: During liquidation, the Company may not engage in new business activities.	Article 249: First paragraph: ... the liquidation committee ... submit ... to the shareholders' general meeting, the People's Court or the relevant authorities in charge for confirmation. Second paragraph: (2) wages owed to employees of the Company, labour insurance fees and statutory compensation; ... Fourth paragraph: During liquidation, the Company continues to exist but may not engage in business activities which are irrelevant to the liquidation.
193.		Original Articles 223 to 225 be renumbered as Articles 250 to 252.
194.		*Insert Article 253:* If the Company is lawfully declared bankrupt, liquidation shall be implemented according to the relevant laws on enterprise bankruptcy.
195.		Original Articles 226 and 227 be renumbered as Articles 254 and 255.
196.	Article 228: Amendment to the Company's articles of association ... which involves the "Essential Clauses in Article of Association of Companies Listed Overseas" ... be subject to approval of CIRC and the Securities Authority of the State Council ... the registration.	Article 256: Shareholders' resolutions ... involve "Mandatory Provisions" ... subject to approval of the CSRC ... registration.

No.	Existing Articles	Proposed amendments to the Articles
197.	Article 229: The board of directors shall amend the articles of associations ... CIRC and Securities Authority of the State Council.	Article 257: The board of directors shall amend these Articles of Association ... the relevant governing authority.
198.		Original Article 230 be renumbered as Article 258.
199.	First paragraph of Article 231: (1) If any dispute or claim ... arises ... between a holder of foreign investment shares listed outside the People's Republic of China and a director, a supervisor, CEO or other senior management staff of the Company ... the parties concerned shall submit the dispute or claim for arbitration. When a dispute or claim as described ... all persons being the Company or shareholders, directors, supervisors, CEO or other senior management staff of the Company ... shall not be required to be settled by means of arbitration.	First paragraph of Article 259: (1) If any dispute or claim ... arises ... between a holder of foreign investment shares listed outside the People's Republic of China and a director, a supervisor or other senior management staff of the Company ... the parties concerned shall submit the dispute or claim for arbitration. (2) When a dispute or claim as described ... all persons being the Company or shareholders, directors, supervisors or other senior management staff of the Company ... shall not be required to be settled by means of arbitration.
200.		Insert Article 260: In these Articles of Association, association means the relationship between the controlling shareholders, the de facto controllers, directors, supervisors, senior management staff and the enterprises which are directly or indirectly controlled by the same, and other relationships which may cause a transfer of interests in the Company.
201.		Insert Article 261: In these Articles of Association, unless otherwise defined, "Stock Exchange" means The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange. In these Articles of Association, "CSRC", means the China Securities Regulatory Commission and "CIRC" means the China Insurance Regulatory Commission.

No.	Existing Articles	Proposed amendments to the Articles
202.	Article 232: The board of directors may formulate detailed rules for articles of association in accordance with the stipulations of the corporation's articles of association. The board of directors shall be responsible for interpretation of the articles of association.	Article 262: Delete the first paragraph of original Article 232 and keep the second paragraph.
203.		Original Articles 233, 234 and 235 be renumbered as Articles 263, 264 and 265.
204.	Article 236: Upon the implementation day of the articles of association, if there is any inconsistency, the articles of association herein shall prevail.	Delete the Article.
205.		Insert a new Article 266: The appendix to these Articles of Association shall include the Procedural Rules for Shareholders' General Meetings, the Procedural Rules for Board Meetings and the Procedural Rules for Supervisory Committee Meetings.

206. Original Appendix to the Articles of Association:

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1.	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2.	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3.	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4.	Capital China Group Company Limited	332,526,844	200,907,380
5.	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
6.	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
7.	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
8.	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9.	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
10.	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
11.	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
12.	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,691,443,223	2,191,610,986

Proposed amendment to the Appendix to the Articles of Association:

Ping An Insurance (Group) Company of China, Ltd.
Shareholdings of shareholders holding promoter shares

No.	Shareholders	Number of Shares	Number of Promoter Shares
1.	Shenzhen Investment Holding Co., Ltd.	543,181,445	543,181,445
2.	Shenzhen New Horse Investment Development Co., Ltd.	389,592,366	276,495,472
3.	Yuan Trust Investment Company Ltd.	380,000,000	269,690,812
4.	Shenzhen Shum Yip Investment Development Company Ltd.	301,585,684	242,784,220
5.	Guangzhou Hengde Trade Development Co., Ltd.	200,000,000	141,922,896
6.	Shenzhen Liye Group Co., Ltd.	176,000,000	176,000,000
7.	Shanghai Huiyeh Industrial Co., Ltd.	166,800,000	166,800,000
8.	Guangdong Xince Technology Development Co., Ltd.	132,916,884	94,338,002
9.	Capital China Group Company Limited	115,726,844	34,107,380
10.	Shanghai Huihua Industrial Co., Ltd.	113,800,000	63,020,350
11.	Shenzhen Dengfeng Investment Group Company, Limited	81,880,000	70,355,160
12.	Tianjin Century Peace Real Estate Co., Ltd.	39,960,000	39,960,000
13.	Overseas listed H shares converted from promoter shares		72,955,249
	Total	2,641,443,223	2,191,610,986

EXPLANATORY NOTE OF THE ADOPTION OF THE PROCEDURAL RULES FOR SHAREHOLDERS' MEETINGS

In accordance with the requirements of such relevant laws, administrative regulations, departmental regulations and other regulatory documents including the Guidelines on Articles of Association and the Articles, the Company proposes to adopt the Procedural Rules for Shareholders' meetings of Ping An Insurance (Group) Company of China, Ltd. The Procedural Rules for Shareholders' meetings shall become effective after the approval by the Shareholders at the EGM, the approval from the relevant regulatory authorities (if applicable) and on completion of the listing of the A Shares.

PROCEDURAL RULES FOR SHAREHOLDERS' GENERAL MEETINGS OF PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

GENERAL PROVISIONS

Article 1 In order to protect the legitimate interests of Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as "the Company"), shareholders and creditors, to regulate the organization and operation of shareholders' general meetings, these Rules are formulated in accordance with the Company Law of the People's Republic of China (hereinafter referred to as the "Company Law"), the Guidelines for the Articles of Association of the Listed Companies revised in 2006, the Rules for Shareholders' General Meeting of Listed Companies promulgated in 2006, as well as the Articles of Association of Ping An Insurance (Group) Company of China, Ltd. (hereinafter referred to as the "Articles") and other relevant laws and administrative regulations.

Chapter 1 — General Provisions of the Shareholders' General Meeting

Article 2 The shareholders' general meeting shall be the authority of power of the Company and it shall exercise the functions and powers according to laws.

Article 3 The shareholder's general meeting shall exercise the following functions and powers:

(1) to determine the business objectives and investment plans of the Company;

(2) to elect and replace directors, and to determine matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not the employee representative and to determine matters relating to the remuneration of the supervisors;

(4) to consider and approve the reports of the board of directors;

(5) to consider and approve the reports of the supervisory committee;

(6) to consider and approve the Company's annual budgets and the final accounts;

(7) to consider and approve the Company's plans for profits distribution and for offsetting losses;

(8) to pass resolutions relating to the increase or decrease of the Company's registered capital;

(9) to pass resolutions relating to matters such as the merger, division, dissolution or liquidation of the Company;

(10) to pass resolutions on the issue of bonds of the Company;

(11) to pass resolutions on the appointment, removal or non-reappointment of an accounting firm;

(12) to amend the Articles of the Company;

(13) to consider motions proposed by the shareholders individually or jointly representing more than 3% of the voting shares of the Company;

(14) to consider matters relating to the Company's transaction of purchase or sale of major assets within one year with the transaction amount exceeding 30% of the latest audited total assets of the Company;

(15) to consider and approve matters relating to the changes in the use of proceeds from share offerings;

(16) to consider share incentives schemes;

(17) to consider and approve the following external guarantees of the Company:

1. any external guarantee to be given by the Company and its subsidiaries in which it has controlling interest, the total amount of which reaches or exceeds 50% of their latest audited net assets;

2. any external guarantee to be given by the Company, the total amount of which reaches or exceeds 30% of its latest audited total assets;

3. any guarantee to be given to a company whose gearing ratio exceeds 70%;

4. any single guarantee whose amount exceeds 10% of the latest audited net assets of the Company;

5. any guarantee to be given to the shareholders, de facto controllers and their associates.

(18) any other matters that shall be resolved by the shareholders' general meeting as required by laws, administrative regulations, departmental codes, Listing Rules or the Articles.

Article 4 Shareholders' general meetings are categorized into annual general meetings and extraordinary general meetings. Shareholders' general meetings shall be convened by the board of directors. The annual general meeting shall be held once every year and convened within six months from the end of the previous financial year.

Under any of the following circumstances, the Company shall convene an extraordinary general meeting within two months from the date upon which the circumstance occurs:

(1) The number of directors falls short of the minimum number required by the Company Law or is less than two-thirds of the number required by the Articles;

(2) The unrecovered losses of the Company amount to one-third of the total amount of its paid-up share capital;

(3) Shareholder(s) individually or jointly holding more than 10% of the Company's shares request(s) in writing the convening of an extraordinary general meeting;

(4) It is deemed necessary by the board of directors or it is proposed by the supervisory committee;

(5) It is proposed by more than two independent directors;

(6) Any other circumstance so specified by the laws, administrative regulations, departmental rules and Articles occurs.

Chapter 2 — Convening of the Shareholders' General Meeting

Article 5 The board of directors shall convene the shareholders' general meeting according to the Articles and these Procedural Rules.

Article 6 An independent director shall have the right to propose to the board of directors for holding an extraordinary general meeting and shall propose to the board of directors in writing. With regard to the proposal made by the independent director for holding an extraordinary general meeting, the board of directors shall, in accordance with the laws, administrative rules and the Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal.

If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. If the board of directors does not agree to hold the extraordinary general meeting, it shall give the reasons and make an announcement in respect thereof.

Article 7 The supervisory committee shall have the right to propose to the board of directors to hold an extraordinary general meeting, and shall propose to the board of directors in writing. The board of directors shall, in accordance with the laws, administrative regulations, and the Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal.

If the board of directors agrees to hold the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. In the event of any change to the original proposal set forth in the notice, the consent of the supervisory committee shall be obtained.

If the board of directors does not agree to hold the extraordinary general meeting or fails to give a written reply within 10 days upon receipt of the proposal, it shall be regarded that the board of directors cannot perform or fails to perform the duty of convening the extraordinary general meeting, and the supervisory committee may convene and preside over the meeting by itself.

Article 8 Shareholders shall comply with the following procedures when they propose to convene an extraordinary general meeting:

(1) shareholders individually or jointly holding more than 10% of the Company's shares have the right to propose to the board of directors to convene an extraordinary general meeting, and shall propose to the board of directors in writing. The board of directors shall, in accordance with

the laws, administrative regulations, and the Articles, give a written reply on whether to hold the extraordinary general meeting or not within 10 days upon receipt of the proposal.

(2) If the board of directors agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days after the resolution is made by the board of directors. In the event of any change to the original proposal set forth in the notice, the consent of the relevant shareholders shall be obtained.

(3) If the board of directors does not agree to convene the extraordinary general meeting, or fails to give a written reply within ten days upon receipt of the proposal, shareholder(s) individually or jointly holding more than 10% of the Company's shares have the right to propose to the supervisory committee to convene an extraordinary general meeting. The proposal shall be made in writing.

(4) If the supervisory committee agrees to convene the extraordinary general meeting, it shall serve a notice of such meeting within 5 days upon receipt of the proposal. In the event of any change to the original proposal set forth in the notice, the consent of the relevant shareholders shall be obtained.

(5) If the supervisory committee fails to serve the notice of the shareholders' general meeting within the stipulated period, it shall be regarded as not to convene and preside over the shareholders' general meeting. Shareholders individually or jointly holding more than 10% of the Company's shares continuously for more the 90 days have the right to convene and preside over the meeting by themselves.

Article 9 Where the supervisory committee or shareholders decide to convene shareholders' general meetings by itself/themselves, it/they shall notify the board of directors in writing and file on record with the relevant governing authority in accordance with the applicable guidelines. The shareholding of the shareholders convening the general meeting shall not be less than 10% prior to announcing the resolutions of the shareholders' general meeting.

Article 10 With regard to the shareholders' general meeting convened by the supervisory committee or shareholders on its/their own initiative, the board of directors and its secretary shall offer cooperation. The board of directors shall provide a register of shareholders as of the record date.

Article 11 The necessary expenses and cost for the shareholders' general meeting convened by the supervisory committee or the shareholders on its/their own initiative shall be borne by the Company.

Chapter 3 — Proposal and Notice of the Shareholders' General Meeting

Article 12 The content of a proposal to be determined by the shareholders' general meetings shall fulfill the following conditions:

(1) contents do not infringe laws, rules and regulations and within the scope of operation of the Company and scope of duties of its shareholders' general meeting;

(2) contains clear motions and objective proposed resolutions;

(3) Motions for shareholders' general meeting shall be submitted or served in writing to the convener.

Article 13 The board of directors shall examine the proposal of the shareholders' general meeting according to Article 12 of these Procedural Rules and in the principal of pursuing the maximum benefits of the Company and the shareholders. If the convener decide not to list the proposal into the agenda of the shareholders' general meeting, it shall give the reasons and explanations at the meeting.

Article 14 When the shareholders' general meeting is held, the board of directors, the supervisory committee and the shareholders solely or collectively holding more than 3% of the Company's shares shall have the right to put forward a proposal in writing to the Company, and the Company shall incorporate those matters in the proposal which fall within the scope of the duties of the shareholders' general meeting into the agenda of such meeting.

The shareholders solely or collectively holding more than 3% of the Company's shares may submit in writing an extraordinary proposal to the convener 10 days before the date of the convening of the shareholders' general meeting. The convener shall serve a supplementary notice within 2 days upon receipt of the proposal to announce the content of the extraordinary proposal.

Except for the above provision, the convener may not change the proposal listed in the notice of the shareholders' general meeting or add new proposal after the notice of the shareholders' meeting has been served.

Article 15 The proposals that have not been listed in the notice of the shareholders' general meeting or that are not in line with these Procedural Rules, shall not be voted or resolved on at the shareholders' general meeting.

Article 16 If the shareholder does not agree with the board of directors' resolution that the proposal he has proposed shall not be listed in the agenda of the shareholders' general meeting, he may request to convene an extraordinary shareholders' meeting according to the provisions of Article 8 of these Procedural Rules.

Article 17 The measures and procedures to nominate directors and non-employee representative supervisors are as follows:

(1) The board of directors and the supervisory committee may respectively nominate the candidate directors and the candidate supervisors within the scope as provided in the Articles and according to the intended numbers to be elected.

(2) The nomination committee shall preliminarily examine the qualification and conditions of the candidate directors and the candidate supervisors. The qualified candidates shall be submitted to the board of directors and the supervisory committee for examination. After the board of directors and the supervisory committee has approved the candidates by resolution, a written proposal of the candidate directors and the candidate supervisors shall be submitted to the shareholders' general meeting. The board of directors and the supervisory committee shall provide to the shareholders the resume and brief conditions of the candidate directors and the candidate supervisors.

(3) The shareholders' general meeting shall vote on the candidates one by one.

(4) In case of any need to add or change any director or supervisor, the board of director or the supervisory committee is responsible to propose to the shareholders' general meeting for the selection or change of a director or supervisor.

Article 18 Where the Company convenes a shareholders' general meeting, a written notice to notify all shareholders whose names appear in the register of shareholders must be given no later than 45 days before the meeting of the matters to be considered and the date and venue of the meeting. Any shareholder intending to attend the meeting shall deliver to the Company a written reply slip showing his intention to attend not less than 20 days before the meeting.

Article 19 The Company shall calculate the number of voting shares represented by the shareholders who have indicated their intention to attend the shareholders' general meeting based on the written reply slips received not less than 20 days before the meeting. Where the number of such voting shares reaches half of the Company's total number of such shares, the Company may convene the shareholders' general meeting. Otherwise, the Company shall, within 5 days, inform the shareholders again of the matters to be considered, the date and the venue of the meeting by way of public announcement. After making the announcement, the shareholders' general meeting may be convened.

Article 20 The notice of the shareholders' general meeting shall meet the following requirements:

(1) be made in writing;

(2) specify the venue, date and time for the meeting;

(3) specify the record date for the purpose of attending the shareholders' meeting;

(4) the name and contact number of the general contact person for the shareholders' meeting;

(5) set out the matters to be considered at the meeting;

(6) provide the shareholders with such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructure its share capital or to undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained;

(7) contain a disclosure of the nature and extent of the material interests of any director, supervisor, and other senior managerial officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class;

(8) contain the full text of any special resolution to be proposed and approved at the meeting;

(9) contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders;

(10) state the date and place to serve a proxy form to appoint a proxy to vote at the meeting.

Article 21 If the election of directors or supervisors is proposed to be discussed at a shareholders' general meeting, the notice of such meeting shall fully disclose the detailed information of the candidates for directors or supervisors, which shall at least include:

(1) personal particulars, including educational background, working experiences, and concurrent positions;

(2) whether one has any affiliation with the Company, its controlling shareholders and de facto controllers;

(3) the amount of shares of the Company one holds; and

(4) whether one has been subjected to the punishment of the China Securities Regulatory Commission or any other relevant department or the reprimand of the stock exchange.

The nomination of each director and supervisor shall be by way of a separate resolution.

Article 22 Notice of a shareholders' general meeting shall be served on each shareholder, whether or not entitled to vote, by personal delivery or prepaid mail to the shareholder at his address, as shown in the register of shareholders (except as otherwise provided in the Articles). For holders of domestic shares, notice of the shareholders' general meetings may also be given by public announcement.

The public announcement referred to in the preceding paragraph shall be published in one or more newspapers specified by the China Securities Regulatory Commission on any day from forty-five to fifty days prior to the meeting. Once the announcement has been published, all holders of domestic shares shall be deemed to have received notice of the relevant meeting.

Article 23 The notices of general meetings, materials or written statements that shall be served on the holders of foreign shares listed overseas shall be delivered by personal delivery or by mail to the registered address of each of such holders. The Company shall try its best to deliver in Hong Kong the notice that shall be served on the holders of H shares.

Article 24 The accidental omission to send a notice of meeting to, or the non-receipt of a notice of meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions adopted at the meeting.

Article 25 After giving the notice of shareholders' general meeting, such meeting shall not be postponed or cancelled and the proposal set out in the notice shall not be cancelled without proper reasons. In the case of any postponement or

cancellation of the meeting, the convener shall make an announcement and give the reasons therefor at least 2 working days prior to the date on which the meeting is originally scheduled, and the record date shall not be changed accordingly.

Chapter 4 — Convening of the Shareholders' General Meeting

Article 26 Shareholders' general meetings shall be held at a meeting place in the form of on-site meeting. Where the legality and validity of the shareholders' general meeting is ensured, the Company may use all kinds of methods including using a safe, economical and convenient internet voting platform or any other modern information technical means for its shareholders to conveniently participate in such meetings. Shareholders participating in the shareholders' general meetings by any aforesaid means shall be regarded as having attended the meetings.

Article 27 The board of directors or other convener shall take necessary measures to ensure the solemnity and proper order of the general meeting. The Company shall take actions to stop anyone from provoking a quarrel, making trouble or infringing the lawful interests of other shareholders and refer the case to relevant authorities for settlement in time.

Article 28 All the shareholders, or their proxy, appearing on the register of shareholders on the record date are entitled to attend the shareholders' general meeting and to exercise their voting right according to the relevant laws, regulations and the Articles. The shareholders may either attend the shareholders' general meeting in person or entrust proxies to attend and vote on its behalf.

Article 29 Any shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies (such proxies need not be shareholders) to attend and vote at the meeting on its behalf. Such proxies, according to the instructions of the shareholders could exercise the following rights:

(1) the right to speak in the shareholders' general meeting;

(2) voting right by poll.

Article 30 A shareholder shall appoint a proxy in writing, signed by the principal or its agent entrusted in writing; where the principal is a legal entity, its company chop applied or signed by its directors or duly authorized person or other authorized signatory. The form of proxy shall state the number of shares in respect of which the proxy shall act. Where multiple proxies are appointed, each instrument of proxy shall state the number of shares in respect of which the particular proxy shall act.

Article 31 The instrument appointing a proxy shall be deposited at the residence of the Company or at the other place specified in the notice of a meeting no later than 24 hours prior to the meeting at which the proxy is authorized to vote or 24 hours before the time specified for the voting. Where such an instrument is signed by a person under power of attorney on behalf of the principal, that power of attorney or other authorization documents shall be notarised. The notarised documents and other authorization documents shall, together with the instrument appointing the proxy, be deposited at the Company's residence or at the other place specified for that purpose in the notice of the meeting.

If the principal is a legal entity, its legal representative or a person appointed by its board of directors or other decision-making body shall be entitled to attend the shareholders' meeting of the Company on behalf of the principal as its proxy.

Article 32 Any form of proxy instrument sent to shareholders by the board of directors shall set out options for the shareholder to instruct its proxy as to whether to vote for or against, and shall give shareholders the opportunity to give instructions for each proposed resolution. The form of proxy shall specify that where no instructions at to voting is given, the proxy may vote at his discretion.

Article 33 Individual shareholders attending in person shall produce identity documents or other valid documents or evidence, securities account card as proof of identity.

Article 34 Proxies attending for individual shareholders shall produce identity documents and the notice appointing him as proxy.

Proxies attending for corporate shareholders appointed by the legal representative of a company shall produce identity documents and the notice appointing him as proxy signed by the legal representative of the shareholder. Proxies attending for corporate shareholders appointed by the board of directors or other decision-making bodies of the shareholder shall produce identity documents and the notice appointing him as proxy signed by the board of directors or other decision-making bodies with the stamping of the company chop of the shareholder. Completed form of proxies shall be dated.

Article 35 The signed attendance record of those who have attended the shareholders' general meeting shall be prepared by the Company. Items such as name of the shareholders, identity code, address, number of voting shares held or represented, name of the proxy and the name of the shareholder being represented etc. shall be reflected in the attendance record.

Article 36 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or loss of capacity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no notice in writing of such death, loss of capacity, revocation or transfer shall have been received by the Company before the commencement of the meeting at which the proxy is issued.

Article 37 When the shareholders' general meeting convenes, directors, supervisors and the secretary to the board shall attend the meeting, and the senior management officers shall sit in on the meeting.

Article 38 The shareholders' general meeting shall be presided over by the chairman of the board who act as the chairman of the meetings. If the chairman is unable or has failed to perform his duties, the deputy chairman (in case the Company has two deputy chairmen, then the deputy chairman jointly elected by a simple majority of directors) shall preside over and act as the chairman of the meetings. In the event that the deputy chairman is unable or has failed to perform his duties, a director shall be jointly elected by a simple majority of directors to preside over and act as the chairman of the meetings.

A shareholders' general meeting convened by the supervisory committee itself shall be chaired and presided by the chairman of the supervisory committee. If the chairman of the supervisory committee cannot perform or fails to perform his duties, the majority of the supervisors shall jointly elected a supervisor to chair the meeting.

A shareholders' general meeting convened by the shareholders themselves shall be presided by a representative elected by the convener. If the convener cannot elect a chairman of the meeting, the shareholder (including the proxy) attending the meeting that hold the most voting shares shall be the chairman and preside the meeting.

When the shareholders' general meeting is held and the chairman of the meeting violates these Procedural Rules which makes it difficult for the shareholders' general meeting to continue, a person may be elected at the shareholders' general meeting to act as the chairman of the meeting, subject to the approval of more than half of the shareholders having the voting rights who are present at the meeting.

Article 39 The board of directors and the supervisory committee shall report its work in the previous year at the shareholders' annual general meeting. Each of the independent director shall also give a work report.

Article 40 At the shareholders' general meeting, except for the trade secrets that cannot be disclosed to the public, the directors, supervisors and senior management officers shall provide answers or explanations in response to the inquiries and suggestions made by the shareholders.

Chapter 5 — Voting and Resolution of the Shareholders' General Meeting

Article 41 Shareholders (including proxies) who vote at a shareholders' general meeting shall exercise their voting rights in relation to the amount of voting shares they represent. Each share carries the right to one vote. The shares held by the Company does not carry the voting right. Such shares shall not be included in the total numbers of the voting rights represented by the shareholders attending the meeting.

Article 42 The resolutions of a shareholders' general meeting are classified into ordinary resolutions and special resolutions.

An ordinary resolution of the shareholders' general meeting shall be passed by an affirmative vote of more than half of the Company's total voting shares being held by the shareholders (including proxies) who are present at the meeting.

A special resolution of the shareholders' general meeting shall be passed by an affirmative vote of more than two-thirds of the Company's total voting shares being held by the shareholders who are present at the meeting (including proxies).

Article 43 The following matters shall be resolved by way of ordinary resolution of the shareholders' general meeting:

(1) work reports of the board of directors and the supervisory committee;

(2) profit distribution proposals and proposals for making up losses formulated by the board of directors;

(3) appointment and removal of directors and supervisors and matters relating to their remuneration;

(4) the Company's annual budgets, final accounts, annual reports, balance sheets, profit and loss accounts and other financial statements;

(5) guarantee provided by the Company to the Company's shareholder or the de facto controllers;

(6) matters other than those which are required by the laws, administrative regulations and the Articles to be adopted by way of special resolutions.

Article 44 The following matters shall be resolved by way of special resolution of the shareholders' general meeting:

(1) increase or reduction of the Company's registered capital and the issuance of shares of any class, warrants and other similar securities;

(2) repurchase of the shares of the Company;

(3) issuance of debentures by the Company;

(4) division, merger, dissolution or liquidation of the Company;

(5) amendment to the Articles;

(6) the acquisition or disposal by the Company of material assets or the giving of guarantees within a 12 month period with a value exceeding 30% of the latest audited total assets value;

(7) share incentive schemes;

(8) other matters which are required by the laws, administrative regulations or the Articles of Association, and, according to an ordinary resolution of the shareholders' general meeting, may have a significant impact on the Company and require adoption by way of a special resolution.

Article 45 The shareholders' general meeting shall vote by open ballot.

Article 46 The board of directors, independent directors and certain qualified shareholders of the Company may canvass the Company's shareholders for votes at shareholders' general meetings. The canvass for votes shall be made without compensation and relevant information shall be efficiently disclosed to the shareholders being canvassed.

Article 47 When considering connected transactions at a shareholders' general meeting, connected shareholders shall not participate in voting and the voting rights carried by the shares held by the connected shareholder shall be counted towards those entitled to vote. Where a shareholder is required or restricted by the listing rules to abstain or can only vote against a resolution, the votes of those shareholders or proxy in contravention thereof shall not be counted towards the valid number of votes.

Article 48 The shareholders' general meetings shall resolve on all proposals included in the agenda separately. Where different proposals for the same issue are proposed, such motions shall be voted on and resolved in the order of time in which they are proposed. Unless the shareholders' general meeting is

adjourned or no resolution can be made due to special reasons such as force majeure, voting of such proposals shall neither be put on hold nor refused at the shareholders' general meeting.

Article 49 No amendment shall be made to a proposal when it is considered at a shareholders' general meeting. Otherwise, the relevant amendment shall be regarded as a new proposal and shall not be voted at the shareholders' general meeting.

Article 50 On a poll taken at a meeting, a shareholder (including his proxies) entitled to two or more votes need not cast all his votes in the same way.

Article 51 The chairman of the meeting shall be responsible for determining whether a shareholders' resolution has been passed, whose determination shall be final and conclusive and shall be announced and recorded in the minutes.

Article 52 If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders' general meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

Article 53 If the votes are counted at the shareholders' general meeting, the result shall be recorded in the minutes.

Chapter 6 — Minutes and announcement of the Shareholders' General Meeting

Article 54 The shareholders' general meeting shall keep minutes. Directors and supervisors attending the meeting, the secretary to the board of directors, the convener or his representatives, and the chairman of the meeting and the recorders shall sign the minutes of the meeting.

A secretary of the board of directors shall be responsible for the minutes of shareholders' general meetings. The minutes shall set out the following:

(1) the date, place and agenda of the meeting, and the name of the convener;

(2) the name of the chairman of the meeting, and the directors, supervisors, and other senior management officers of the Company attending or present at the meeting;

(3) the number of shareholders and proxies attending the meeting, the total number of voting shares they represent and the proportion of these shares to the total number of shares of the Company, the total number of voting shares which the holders of the domestic shares (including proxy) and holders of shares listed in overseas market (including proxy) represent and the respective proportions of these shares to the total number of shares of the Company;

(4) the process of discussion in respect of each proposal, highlights of the proposals considered which are proposed by the persons who speak at the meeting and the results of the poll; (when recording the result of the votes, it shall also record the respective voting results of the holders of domestic share and holders of H shares for each proposals);

(5) details of the inquiries or recommendations of the shareholders, and the corresponding response or explanations;

(6) the name of the counting officer and scrutineers;

(7) other matters which, according to the shareholders' general meeting and the provisions of the Articles, shall be recorded in the minutes of the meeting.

Article 55 The convener shall ensure the truthfulness, accuracy and completeness of the minutes of the meeting. The minutes of the meeting, together with the shareholders' attendance sheets and proxy forms, other valid information relating to other modes of resolution shall be kept at the Company's residence. Minutes of meetings shall be kept for ten years.

Article 56 Copies of the minutes of meeting shall be open for free inspection during the business hours of the Company by any shareholder. If a shareholder requests for a copy of such minutes, the Company shall send a copy to him within 7 days upon the receipt of reasonable charges.

Article 57 The resolutions of the shareholders' general meeting shall be duly announced. In the event that a proposal in connection with the meeting has not been adopted or the resolutions of the preceding shareholders' general meeting have been changed at the current shareholders' general meeting, the board of directors shall specify the same in the announcement of the resolutions of the shareholders' general meeting.

Chapter 7 — Authorization of the Shareholders' General Meeting to the Board of Directors

Article 58 The shareholders' general meeting may pass a resolution to authorize the board of directors.

Article 59 Matters subject to decision by general meetings as required by law, administrative regulations, department rules, relevant provisions of the securities regulatory institutions at the place where it has been listed and the Articles shall be considered by shareholders' general meetings for the purpose of protecting the right of shareholders to decide on such matters. Where necessary and reasonable, any matter which is relevant to matters subject to resolution but unable to be decided immediately at a shareholders' general meeting may be, with the authority granted by the shareholders' general meeting, decided by the board of directors within the scope authorized by the shareholders' general meeting.

Where the authority granted by the general meeting to the board of directors is related to a matter subject to an ordinary resolution, such resolution shall be passed by votes exceeding one-half of the voting rights of the shareholders present at the general meeting (including proxies); where it is related to a special resolution, such resolution shall be passed by a vote representing more than two-thirds of the voting rights of the shareholders present at the general meeting (including proxies). The substance of the authorization shall be clear and specific.

Article 60 When the board of directors decides on the authorized matters, the matters shall be fully discussed and demonstrated. It may also retain a consulting agency, if necessary, to ensure that the matters to be decided in a scientific and reasonable way.

The board of directors shall duly perform its duties in information disclosure and be voluntarily subject to the supervision of the shareholders of the Company, supervisory committee and other relevant securities or insurance supervisory departments during the decision-making process on the authorized matters.

Chapter 8 — Implementation of the Resolution of the Shareholders' General Meeting

Article 61 Where a proposal on cash dividends, bonus shares or increase of share capital by way of transfer from capital reserves, the Company shall implement the specific scheme within 2 months upon conclusion of the shareholders' general meeting.

Article 62 The board of directors shall give specific reports to the shareholders' general meeting about the implementation of the matters that are authorized to be dealt by the board of directors in the resolution of the last shareholders' general meeting. In case the resolution of the shareholders' general meeting fails to be implemented due to special reasons, the board of directors are obliged to state the reasons.

Article 63 If any contents of a resolution of the shareholders' general meeting of the Company violate the laws, administrative regulations or the Articles, or the convening procedures or voting methods for the shareholders' general meeting violate the laws administrative regulations or the Articles, the shareholders shall have the right to exercise their relevant rights by way as provided in the Articles.

Chapter 9 — Supplementary Provisions

Article 64 "H Shares" as referred to in these Procedural Rules means those shares issued on 24 June 2004 at the Company's initial public offering of foreign shares on The Stock Exchange of Hong Kong Limited and approved by the relevant department authorised by State Council. "Listing Rules" as referred to in these Procedural Rules means the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Article 65 A class meeting shall be held in the same procedures as the shareholders' general meeting as possible, the provisions in the Articles and these Procedural Rules regarding the procedures to hold the shareholders' general meeting shall also apply to the class meeting.

Article 66 These Procedural Rules shall take effect after being approved by the resolution of the shareholders' general meeting and on the date when the initially public offered domestic shares of the Company has been listed in the Shanghai Stock Exchange. The board of directors shall revise these Procedural Rules according to the resolution of the shareholders' general meeting and the approval opinions of the relevant competent authorities.

Article 67 These Procedural Rules shall be the appendixes of the Articles. In case of any conflicts between the provisions of these Procedural Rules and those of the Articles, the Articles shall prevail.

Article 68 The phrase "exceeds" as mentioned in these Procedural Rules includes the numbers indicated, while "not exceeding", "excluding" and "less than" exclude the number indicated.

EXPLANATORY NOTE OF THE ADOPTION OF THE PROCEDURAL RULES FOR BOARD MEETINGS

In accordance with the requirements of such relevant laws, administrative regulations, departmental regulations and other regulatory documents including the Guidelines on Articles of Association and the Articles, the Company proposes to adopt the Procedural Rules for Board meetings of Ping An Insurance (Group) Company of China, Ltd. The Procedural Rules for Board meetings shall become effective after approval by the Shareholders at the EGM, approval from the relevant regulatory authorities (if applicable) and on completion of the listing of the A Shares.

PROCEDURAL RULES FOR BOARD MEETINGS OF PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

GENERAL PROVISIONS

Article 1 In order to standardize rules governing the meetings and decision making procedures of the board of directors ("**Board**"), to ensure the effective implementation of the duties of directors and the Board, to accelerate the codification, effective operation and scientific decision making of the Board, the Board formulates this Procedural Rules of the Meetings of the Board ("**Rules**") of Ping An Insurance (Group) Company of China, Ltd. ("**Company**") pursuant to the Company Law of the People's Republic of China ("**Company Law**") and the Securities Law of the People's Republic of China ("**Securities Law**"), and the Articles of Association of the Company ("**Articles**") in association with the prevailing circumstances of the Company and other relevant laws and administrative regulations.

Article 2 The Board is the standing body in charge of the Company's operation and decision making and shall report to the shareholders' general meeting. The Board shall perform its duties according to the requirements of the Company Law, the Articles and other relevant laws, regulations and regulatory documents.

CHAPTER 1 — THE COMPOSITION AND DUTIES AND POWERS OF THE BOARD

Article 3 The Company shall establish a board of directors. The Board is composed of nineteen directors, among which there shall be one chairman of the Board, one or two vice chairman/chairmen of the Board, no less than two executive directors and no less than three independent directors.

Article 4 A director is elected by the shareholders' general meeting with the term of office of three (3) years and may serve consecutive terms if reelected upon expiry of the term. The shareholders' general meeting shall not remove a director without due reason before the expiry of the director's term of office.

Article 5 A director shall comply with the laws, administrative rules and the Articles and own due and diligent obligations to the Company.

Article 6 Where a director fails to attend Board meetings in person twice consecutively and does not appoint another director to attend the meetings on his behalf, the director will be deemed as failing to perform his duties and the Board shall recommend the shareholders' general meeting to remove and replace such director.

Article 7 The Board shall report to the shareholders' meeting and has the powers to:

1. convene shareholders' general meetings and report to the same;
2. execute the resolutions of the shareholders' general meeting;
3. decide the Company's management and operation plans and investment schemes;
4. formulate the Company's annual budgets and financial accounts;
5. formulate the Company's plans for profits distribution and offsetting losses;
6. formulate plans of increasing or decreasing the Company's registered capital, issuing of corporate bonds (or other securities) and listing plan;
7. draft the plans of material acquisition, acquisition of the shares of the Company or merger, division, dissolution and change of company nature;
8. decide the setup of the Company's internal management structure;
9. appoint and remove the Company's senior management staff as nominated by the chairman of the Board of the Company, decide matters of their remuneration and rewards and reprimand;
10. formulate the Company's basic management system and regulations;
11. formulate the proposals to amend the Articles;
12. manage issues in respect of disclosure of the Company's information;
13. decide issues in respect of the material investment, acquisition or sale of assets, asset mortgage, external guarantee, entrusted financing, affiliated transactions, etc. within the scope as authorized by shareholders' general meetings;
14. attend to the Company's chief executive officer ("CEO") work report and supervise his/her work;

15. other powers as provided by laws, administrative rules or the Articles and as authorized by the shareholders' general meeting.

All the Board resolutions in relation to the above shall be passed by not less than one half of the directors; provided that the resolutions made in respect of items 6, 7 and 11 and regarding external guarantee shall be passed by two-thirds or more of the directors.

Article 8 The Board shall determine the scope of authorities in respect of external investment, acquisition or sale of assets, asset mortgage, external guarantee, entrusted financing and affiliated transactions, and establish strict examination and decision making procedures. The Board shall organize relevant experts and professionals to examine and evaluate material investment projects and submit such projects to the shareholders' general meeting for approval.

Article 9 The "material investment projects" referred to in article 8 above shall mean an investment project where any of the applicable assets ratio, consideration ratio, profits ratio, revenue ratio or equity capital ratio as prescribed by the Listing Rules from time to time (the "5 ratios") exceeds 25%.

Any investment decision where any of the 5 ratios is under 25% shall be made by the Board as authorized by shareholders in general meeting.

Any investment decision where any of the 5 ratios is under 5% shall be made by the chairman of the Board or the directors' investment committee as authorized by the Board.

The directors' investment committee, constituting the chairman and vice chairmen of the Board, and set up pursuant to resolution of the Board, shall be primarily responsible for exercising the investment powers granted by the Board.

Article 10 The Board shall make explanation to the shareholders' general meeting on the non-standard audit opinion produced by the certified accountants on the Company's financial reports.

Article 11 In disposing fixed assets, where the expected value of the fixed assets to be disposed of together with the value of the fixed assets which have been disposed of within the proceeding four months exceed thirty-three percent (33%) of the value of the fixed assets reflected by the latest balance sheet approved by the shareholders' general meeting, the Board shall not dispose of, or agree to dispose of, such fixed assets without the approval of the shareholders' general meeting.

Article 12 The Board shall establish an office of the Board which shall be responsible for handling the Board's routine businesses.

CHAPTER 2 — CLASSIFICATION OF BOARD MEETINGS

Article 13 Board meetings are classified into regular meetings and extraordinary meetings. The Board shall convene at least four regular meetings every year.

Board meetings are to be convened and presided at by the chairman of the Board.

During recess of Board meetings, the Board may authorize the chairman of the Board to exercise certain powers of the Board.

The vice chairman of the Board shall assist the work of the chairman of the Board. Where the chairman of the Board does not or fails to perform his/her duties, the vice chairman of the Board (or where there are two vice chairmen, the one elected by one half or more of the directors) shall perform the same. Where the vice chairman of the Board does not or fails to perform his/her duties, a director elected by one half or more of the directors shall perform the same.

Article 14 The chairman of the Board shall convene and preside at an extraordinary Board meeting within ten (10) days upon the receipt of a proposal for a meeting where a meeting is:

(1) deemed necessary by the chairman of the Board;

(2) jointly proposed by one-third or more of the directors;

(3) proposed by the Supervisory Committee;

(4) proposed by the CEO; or

(5) proposed by the shareholders holding more than ten percent (10%) of the shares of the Company carrying voting rights.

CHAPTER 3 — MOTION AND NOTICE OF BOARD MEETING

Article 15 In order to propose to convene an extraordinary Board meeting according to article 14 of the Rules, the proposer shall sign (or chop) the written proposal and submit the same to the chairman of the Board, either directly or through the Board office. The written proposal shall set forth the followings:

(1) the name of the proposer;

(2) the reason for or the objective facts on which the proposal is based;

(3) the time or time limit, venue and manner of the proposed meeting;

(4) the clear and specific motion; and

(5) the contact information of the proposer and the date of the proposal.

Article 16 The content of a motion shall be within the scope of the duties and powers of the Board as stipulated in the Articles and the materials related to the motion shall be submitted at the same time.

Upon receipt of the written proposal and relevant materials, the Board office shall deliver the same to the chairman of the Board on the same day. Where the chairman of the Board holds that the content of the motion is not clear, specific or that the relevant materials are not sufficient, the chairman may require the proposer to make amendment or supplementation.

The chairman of the Board shall convene and preside at the Board meeting within ten (10) days from the receipt of the proposal.

Article 17 The Board office shall send the written meeting notices of regular Board meetings fourteen (14) days prior to the meeting to all the directors, supervisors and the secretary of the Board by direct delivery, fax, electronic mail or otherwise.

Article 18 In case of extraordinary Board meetings, the voting may be conducted by way of communications. The notice period therefor is not subject to the above fourteen-day notice period requirement but it must be ensured that the notices are timely and effectively delivered to the directors and the supervisors.

Article 19 The notice for a Board meeting shall include the followings:

(1) the date and venue of the meeting;

(2) the duration of the meeting;

(3) the reasons for and the resolutions of the meeting;

(4) the date of the notice;

(5) the requirement that the directors shall attend in person or authorize another director to attend the meeting on his/her behalf; and

(6) the contact person and his/her contact details.

CHAPTER 4 — CONVENING OF A BOARD MEETING

Article 20 The quorum of a Board meeting shall be more than one half of the directors, including the directors authorized according to article 21 of the Rules.

Supervisors may attend a Board meeting without voting right. The CEO and Board secretary, if not concurrently serving as directors, shall attend a Board meeting without voting rights. The chairman of the meeting may, if he/she deems necessary, invite other relevant persons to attend a Board meeting without voting rights.

Article 21 Directors shall attend Board meetings in person. Where a director is unable to attend a Board meeting in person, he/she may authorize another director in writing to attend the meeting on his/her behalf. The written power of attorney shall set forth the name of the proxy; the matters being authorized, the scope and duration of the authorization and shall be signed or chopped by the authorizing director.

Persons authorized to attend Board meetings shall exercise his/her directors' rights within the scope the authorization. Any director who fails to attend a Board meeting and to appoint a proxy to attend shall be deemed to have waived his/her voting rights at the Board meeting.

Article 22 A Board meeting shall be held by way of a physical meeting. Where necessary, provided that the directors can fully express his/her views, a meeting may be held by video, telephone, fax or otherwise with the approval of the convener (chairman) of the meeting and the proposer. A Board meeting may be held by way of a physical meeting and by other means at the same time.

Article 23 The chairman of a Board meeting shall appoint an independent director to present the required prior written approval given by the independent directors in case of any motion which requires approval by independent directors, before such motion may be discussed.

Article 24 A director shall carefully read relevant meeting materials and independently and prudently present opinions on the basis of full understanding of the same.

A director may obtain information requisite for decision making from the Board office, the meeting convener and the senior management officers of the Company, the special committees, accounting firms, law firms and other relevant individuals and institutions before the meeting, or propose to the chairman of the meeting to invite the same to attend the meeting to make explanations on relevant issues in the course of the meeting.

CHAPTER 5 — VOTING AND RESOLUTIONS OF A BOARD MEETING

Article 25 Each director shall have one vote. All resolutions made by the Board shall be passed by not less than one half of all the directors. However matters set out in article 7 (6), (7) and (11) and relating to the giving of external guarantee shall be resolved by more than two-thirds of the directors.

Where the number of votes for and against are even, the chairman of the Board shall have a casting vote.

Voting shall be conducted by a show of hands.

Where a director is affiliated with an enterprise and such enterprise is involved in any resolution to be resolved on by the Board meeting, such director shall not vote, on his own or other director(s)'s behalf, on such resolution. Such Board meeting may be held with not less than one half of the non affiliated directors in presence and the resolutions thereof are to be passed by not less than one half of the non affiliated directors. Where less than three non affiliated directors are present at the Board meeting, such matters shall be submitted to the shareholders' general meeting for approval.

Article 26 An extraordinary Board meeting may resolve by fax and the resolutions shall be signed by the directors in present; provided that the directors shall be guaranteed the right to fully present their opinions.

After full discussion of each motion, the chairman of the meeting shall, at a proper time, propose to the directors present to vote on the motions.

A director has three options: to vote for or against the motion or to abstain from voting. A director present may only vote in accordance with the above options, in case of failure to choose any of the above or choosing two or more of the options, the chairman of the meeting shall require the relevant directors to vote again. Those who refuse to vote again shall be deemed to have waived the voting right. Those who leave the meeting and do not return and has not voted shall be deemed to have waived the voting right.

Article 27 In case of physical meetings, the chairman shall declare the voting results at the meeting. Where votes are cast via facsimile transmission, relevant personnel at the Board office shall collect the votes and conduct a count in a timely manner and notify the directors of the results on the next working day following the expiry of the voting period.

Article 28 Subject to article 35 of the Rules, the Board's approval of the motions and the Board resolutions made therefore shall require approval by not less than one half of all the directors of the Company. Where laws, administrative rules or the Articles provides that any Board resolution shall be approved by more than half of the directors, such provisions shall prevail.

Article 29 The directors concerned shall withdraw to vote where

(1) required by the Listing Rules of the Shanghai Stock Exchange and the Listing Rules; or

(2) required by the Articles in case that the director is affiliated with the enterprise concerned with the matters to be resolved on.

Where a director withdraws to vote, the issues in connection with the convening and the resolution of the Board meetings shall be handled according to paragraph 4 of article 25 of the Rules.

Article 30 The Board shall strictly act according to the authorization by the shareholders' meeting and the Articles and shall not make any resolution beyond its authorities.

Article 31 Where more than one half of the directors in presence or more than two independent directors cannot make judgment on relevant matters by holding that the motion is ambiguous or not specific, or that the materials for the meeting are not sufficient or otherwise, the chairman of the meeting shall require the meeting to defer to resolve on the motion.

The director proposing to defer to resolve on the motion shall provide unambiguous requirements in respect of the conditions precedent for the motions to be resolved on again.

Article 32 A physical Board meeting or a Board meeting held by video or telephone may be fully recorded if necessary.

Article 33 The Board secretary shall be responsible for the minutes of the Board meetings.

Article 34 The minutes of a Board meeting shall include:

(1) the date, venue and convener of the meeting;

(2) the names of the directors present at the meeting, the directors authorizing proxies to attend the meeting, and the proxies;

(3) the agenda of the meeting;

(4) the major views expressed by the directors; and

(5) the voting methods and results for each motion. The voting results shall specify the respective number of assenting and dissenting votes.

Article 35 Except for the meeting minutes, the Board secretary may depending on the circumstances produce separate and independent resolution records according to the voting results.

Article 36 The directors present at the meeting shall acknowledge and sign the meeting minutes and the resolution records on their own and/or behalf of the directors he/she is representing. A director shall have the right to add explanatory descriptions to his/her representations at the meeting in the minutes. Where a director dissents from the meeting minutes or the resolution records, the director may explain in writing when signing the minutes.

Article 37 The Board secretary shall make public announcement in respect of Board resolutions according to the relevant rules. All directors and the other individuals (including those without voting rights, the minutes makers and officials) who are present at the meeting shall keep confidential the contents of the resolutions before the same is announced and disclosed to the public.

Article 38 The chairman of the Board shall procure the relevant individuals to implement the Board resolutions, oversee the implementation of the resolutions, and report the progress of implementation of the same at later Board meetings.

Article 39 The Board secretary shall keep and maintain the filings of the Board meetings, including meeting notices and materials, signature books, power of attorneys, audio materials recorded in the meetings, votes, and the meeting minutes and briefings, resolution records and public announcements which are acknowledged by signatures by the directors present at the meetings.

The filings of Board meetings shall be kept for ten (10) years.

CHAPTER 6 — SPECIAL COMMITTEES UNDER THE BOARD

Article 40 The audit committee, nomination committee and remuneration committee set up under the Board shall report to the Board. The special committees are composed of directors, each committee shall comprise no less than three members. The independent directors shall be the majority of each special committee whose convener shall be an independent director. The audit committee shall comprise of non-executive directors, at least one of whom shall be an independent director possessing the necessary accounting qualifications.

Article 41 The audit committee's main duties are:

(1) to propose to engage or remove external audit firms;

(2) to monitor the Company's internal audit system and the implementation thereof;

(3) to coordinate the communication between the internal and external auditors;

(4) to review the Company's financial information and the disclosure thereof;

(5) to examine and review the Company's internal control systems;

(6) to review the Company's material affiliated transactions; and

(7) to perform other duties authorized by the Board.

Article 42 The nomination committee's main duties are:

(1) to advise the Board in respect of the Board's scale and composition according to the Company's operation, asset scale and equity structure;

(2) to widely seek for the candidates qualified for directors and senior management officers;

(3) to conduct preliminary examinations of the candidates for directors and the senior management officers and to offer advices accordingly; and

(4) to perform other duties authorized by the Board.

Article 43 The remuneration committee's main duties are:

(1) to study the performance review standards for directors and senior management officers and to conduct the performance view and offer advices accordingly;

(2) to study and examine the remuneration policy and schemes for directors and senior management officers; and

(3) to perform other duties authorized by the Board.

Article 44 Every special committee may engage intermediaries for professional advices at the cost of the Company.

CHAPTER 7 — SUPPLEMENTAL PROVISIONS

Article 45 The Rules, approved by the shareholders' general meeting, shall take effect from the date the domestic shares issued by the Company are listed on the Shanghai Stock Exchange. The Board shall amend the Rules according to the resolutions of the shareholders' general meeting or the approvals of relevant authorities.

Article 46 References to "Listing Rules" in the Rules are references to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Article 47 The Rules are an appendix to the Articles. Should any substantive conflict exists between these Rules and the Articles, the Articles shall prevail.

Article 48 For the purpose of these Rules, the phrase "exceeds" shall be inclusive while the phrases "less than", "under" or "above" shall be exclusive.

Article 49 These Rules shall be interpreted by the Board.

EXPLANATORY NOTE OF THE AMENDMENT OF THE PROCEDURAL RULES FOR SUPERVISORY COMMITTEE MEETINGS

In accordance with the requirements of such relevant laws, administrative regulations, departmental regulations and other regulatory documents including the Guidelines on Articles of Association and the Articles, the Company proposes to adopt the Procedural Rules for Supervisory Committee meetings of Ping An Insurance (Group) Company of China, Ltd. The Procedural Rules for Supervisory Committee meetings shall become effective after approval by the Shareholders at the EGM, approval by the relevant regulatory authorities (if applicable) and on completion of the listing of the A Shares.

PROCEDURAL RULES FOR SUPERVISORY COMMITTEE MEETINGS OF PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

CHAPTER 1 — GENERAL PROVISIONS

Article 1 In order to regularize the method of deliberations and voting procedures of the Supervisory Committee of Ping An Insurance (Group) Company of China, Ltd. ("**Company**"), to procure the supervisors and the supervisory committee to effectively perform their duties and obligations, to streamline the corporate governance of the Company, and to protect the lawful rights and interests of the Company, its shareholders and employees, these Rules are formulated according to the Company Law of the People's Republic of China ("**Company Law**"), the Articles of Association of the Ping An Insurance (Group) Company of China, Ltd. ("**Articles**") and other relevant laws and administrative regulations.

Article 2 The supervisory committee ("**Committee**") is the supervisory body lawfully established by the company and shall report to the shareholders' general meeting.

CHAPTER 2 — COMPOSITION, DUTIES AND POWERS OF THE SUPERVISORS AND THE OFFICE OF THE SUPERVISORY COMMITTEE

Article 3 The Committee shall be composed of nine (9) supervisors, one of whom shall serve as the chairman of the Committee. The term of office of a supervisor is three (3) years. A supervisor may serve consecutive terms if reelected upon expiry of the term.

The chairman of the Committee shall be appointed and removed by resolution passed by more than two-thirds of the Committee members.

The Committee shall be composed of shareholders' representatives, employees' representatives and external supervisors. The shareholders' representatives and external supervisors shall be elected or removed by the shareholders' general meeting, and the employees' representatives shall be elected or removed through employees' representative meeting or otherwise democratically by election. The employees' representatives shall account for at least one-third of the Committee members and the number of external supervisors shall not exceed one-third of the number of Supervisors.

Article 4 A supervisor may resign before the expiry of his term of office. The resigning supervisor shall tender a written resignation to the Committee.

If the number of the supervisors of the Committee falls below the minimum number prescribed by laws due to resignation of a supervisor, such resignation will not become effective until a succeeding supervisor has filled the vacancy resulting therefrom.

Article 5 Where the term of appointment of a supervisor has expired and no new supervisor was elected in time to fill the vacancy, or where a supervisor resigns during his term resulting in the number of supervisors falling below the minimum number prescribed by laws, the outgoing supervisor shall continue to discharge his duties as a supervisor in accordance with laws, administrative regulations and the Articles until a new person is appointed as supervisor in his place.

Article 6 The Committee shall establish an Office of the Committee to handle routine matters.

CHAPTER 3 — CONVENING AND HOLDING OF MEETINGS OF THE COMMITTEE

Article 7 The Committee meetings are divided into regular meetings and extraordinary meetings.

The Committee shall hold at least one meeting every six months. The Committee may convene an extraordinary meeting under any of the following circumstances:

(1) when the Board meeting has passed any resolution that violates the laws, rules, departmental rules, the various rules and requirements of the regulatory authorities, the Articles, the resolution of the shareholders' general meeting and other relevant provisions;

(2) when the improper acts conducted by the directors or the senior management officers may cause severe damages to the Company or adverse impacts on the market;

(3) when any litigation against the Company, any director, supervisor, or senior management officer is brought by any shareholder;

(4) when the Company, any director, supervisor, or senior management officer is punished by the securities regulatory authorities or publicly reprimanded by any stock exchange;

(5) other circumstances stipulated in the Articles.

Article 8 To propose to convene an extraordinary Committee meeting, the proposing supervisor shall sign the written proposal, and submit the same to the chairman of the Committee through the Committee office. The written proposal shall set forth the following:

(1) the name of the proposing supervisor;

(2) the reason for or the objective facts on which the proposal is based;

(3) the proposed time or time limit, venue and manner for the meeting;

(4) the clear and specific motion; and

(5) the contact information of the proposing supervisor and the date of the proposal.

Article 9 The Committee office shall send the notice for an extraordinary meeting within three working days from the date when the Office of the Committee receives the written proposal from the proposing supervisor.

Article 10 A Committee meeting shall be convened and presided at by the chairman of the Committee. In case the chairman does not or fails to perform his duties, a supervisor jointly appointed by half or more of the supervisors shall convene and preside at the meeting.

Where a supervisor fails to attend the Committee meetings in person twice consecutively and does not appoint another supervisor to attend the meetings on his behalf, the supervisor will be deemed as failing to perform his duties and the shareholders' general meeting or the employee representative meeting shall remove and replace the supervisor.

Article 11 The written notice for convening a regular Committee meeting shall be sent to all supervisors 10 days before the meeting. In case of extraordinary meetings of the Committee, voting on resolutions may be conducted by way of communications and the notice for convening of which shall not be subject to the 10 days' notice period requirement, although it should be ensured that notice shall be delivered to supervisors timely and effectively.

The mode of service and requirements of notices of Committee meetings:

(1) notices may be sent by: personal delivery; fax, electronic mail or mail;

(2) notices shall be in Chinese, or if necessary attaching an English version.

Article 12 The notice for a Committee meeting shall include, among other things, the following content:

(1) the date and venue for the meeting;

(2) the duration of the meeting;

(3) matters to be discussed at the meeting (motions);

(4) the convener of the meeting, the chairman of the meeting, the proposing supervisor and his written proposal in case of an extraordinary meeting;

(5) materials for the meeting;

(6) contact persons and contacts details;

(7) the date of the notice.

Article 13 The quorum of a Committee meeting shall be more than one half of the supervisors. The secretary to the board of directors of the Company may attend Committee meetings without any voting right.

CHAPTER 4 — RESOLUTIONS OF THE COMMITTEE AND MEETING MINUTES

Article 14 Regular Committee meetings shall be held by way of a physical meeting.

Voting at extraordinary meetings of the Committee may be conducted by way of communications. When voting by way of communications, supervisors shall, after confirming their votes by signing the voting slip, fax the same to the Committee office.

Article 15 The chairman of the meeting shall invite supervisors present at the meeting to express their views regarding the motions.

The chairman of the meeting may, in accordance with the proposal of a supervisor before the meeting, request directors, senior management officers, other employees of the Company or representatives of relevant intermediaries to attend the Committee meetings in person to be questioned.

Article 16 Resolutions at Committee meetings shall be made by way of voting and shall be conducted by way of, such as, a show of hands, with the identity of the voter recorded or in writing.

Each supervisor shall have one vote. Resolutions of the Committee shall be made by not less than two-thirds of the supervisors.

Supervisors may vote for or against the proposal or waive his voting right. Supervisors present at a Committee meeting shall choose one of the above. In the case of a failure to choose any of the above or to choose two or more of the above, the chairman of the meeting shall require such supervisor to vote again. A refusal to do so shall be deemed a waiver of his/her voting right. Those who leave the meeting and do not return and has not voted any of the above shall be deemed to have waived his/her voting right.

Article 17 Minutes of the meeting shall be prepared by the Committee office recording the resolutions made at the meeting. The Committee meeting minutes shall contain the followings:

(1) the series number of the meeting, the date and venue of and the manner in which the Committee meeting was held;

(2) conditions of serving the meeting notice;

(3) convener and chairman of the meeting;

(4) attendance at the meeting;

(5) motions considered at the meeting, key points and substantive views of supervisors towards the relevant issues and their votes towards the proposal;

(6) method and results of votes for each motion (stating the number of votes in favor, against or waived);

(7) other matters the supervisors present at the meeting considered as necessary to be recorded.

For supervisory committee held by telecommunications, the office of the Committee shall compile the meeting minutes with reference to the above provisions.

Article 18 The supervisors present at the meeting and the recorders shall sign on the minutes. The supervisors present at the meeting have the right to require to keep statements in explanation to his presentations at the meeting in the minutes.

Article 19 Supervisors shall procure the relevant personnel in implementing resolutions of the Committee. The chairman of the Committee shall report on the implementation progress of resolutions of the Committee at later meetings of the Committee.

Article 20 Minutes of the Committee meeting, including notices and materials of the meeting, signature books, minutes signed by the supervisors present at the meeting shall be maintained by the Company as the filings shall be kept by the Company for a period of ten years.

CHAPTER 5 — SUPPLEMENTARY PROVISIONS

Article 21 The secretary to the board of directors is responsible to deal with the public announcement of the Committee resolution according to the relevant listing rules and the relevant regulations.

Article 22 For the purpose of the Rules, the phrase "more than" shall be inclusive.

Article 23 The Rules shall take effect after being approved by the resolution at the shareholders' general meeting and on the date when the domestic shares issued by the Company are listed on the Shanghai Stock Exchange. The Committee shall revise the Rules according to the resolution of the shareholders' general meeting and the approval of the relevant authorities.

Article 24 The Rules shall form an appendix to the Articles. In case of any material conflicts between the provisions of these Rules and those of the Articles, the Articles shall prevail.

Article 25 The Rules shall be interpreted by the Committee.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") will be held at 10:00 a.m. on Monday, November 13, 2006 at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC to consider and, if thought fit, to pass the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

SPECIAL RESOLUTIONS:

1. "**THAT**, subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

   (1) Class of Shares: A Shares;

   (2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

   (3) Nominal value: RMB1.00 each;

   (4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

   (5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue and market consultation;

   (6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

(7) Place of listing: The Shanghai Stock Exchange;

(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the Class Meeting for holders of H Shares whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments to the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

2. "**THAT**, subject to the passing of the above special resolution 1, (a) the amendments to the Articles of Association as set out in Appendix I to the circular of the Company to be despatched to Shareholders (the "Circular") be and are hereby approved; and (b) the Board be and is hereby authorised to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable

laws and regulations, and as may be required by the Relevant Governing Authorities, and to apply for approvals from the Relevant Governing Authorities after completion of the A Share Issue. The amended Articles of Association shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

3. "**THAT**, subject to the passing of the above special resolution 2, (a) the adoption of the procedural rules of Shareholders' meetings as set out in Appendix 2 to the Circular, the adoption of the procedural rules of Board meetings as set out in Appendix 3 to the Circular, the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular be and are hereby approved; (b) the Board be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Shareholders' meetings and the procedural rules of Board meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances; and (c) the Supervisory Committee be authorized to make any necessary, appropriate and relevant adjustment to the procedural rules of Supervisory Committee meetings in accordance with the mandatory requirement of the laws, rules and regulatory document as updated from time to time, comments from the relevant regulatory authority and the actual circumstances.

The procedural rules as referred to in this special resolution 3 shall come into effect on the date of listing of the A Shares issued by the Company when all the relevant approvals from the CIRC are obtained."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, September 26, 2006

Notes:

1. The proposed A Share Issue

Shareholders are reminded to read carefully the details of the proposed A Share Issue as contained in the Announcement and the Circular of the Company to be despatched to the Shareholders.

2. Amendments to the Articles

Details of the proposed amendments will be set out in Appendix 1 to the Circular which will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

3. Corporate governance documents

Detail of (a) the procedural rules of Shareholders' meetings; (b) the procedural rules of Board meetings; and (c) the procedural rules of Supervisory Committee meetings will be set out in Appendices 2 to 4 respectively to the Circular and will also be available for inspection on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) upon despatch of the Circular.

4. Eligibility for attending the EGM

In order to determine the list of Shareholders who are entitled to attend the EGM, the registers of members will be closed from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive) during which period no transfer of shares will be effected. Holders of H Shares and Domestic Shares of the Company whose names appear on the registers of members of the Company on Monday, November 13, 2006 are entitled to attend and vote at the EGM.

To qualify for attendance and vote at the EGM, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, October 13, 2006.

5. Proxy

(1) Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a Shareholder. Any Shareholder who wishes to appoint a proxy should read the Circular.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of Domestic Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Secretariat of the Board of the Company not less than 24 hours before the time appointed for the EGM. To be valid, for holders of H Shares, the above documents must be delivered to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, within the same period (form of proxy for use at the EGM has been attached herewith).

(3) A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

6. Registration procedures for attending the EGM

(1) A Shareholder or his proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the Board or other governing body of such Shareholder appointing such legal representative to attend the meeting.

(2) Shareholders who intend to attend the meeting in person or by proxy should return the reply slip to the Company's principal place of business in the PRC or Hong Kong on or before Tuesday, October 24, 2006 by hand, by post or by fax. The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).

7. Closure of Register of Members

The register of members of the Company will be closed for transfers of H Shares from Saturday, October 14, 2006 to Monday, November 13, 2006 (both dates inclusive).

8. Miscellaneous

The EGM is expected to be held for less than half a day. Shareholders who attend the meeting shall bear their own travelling and accommodation expenses.


中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2318)

NOTICE IS HEREBY GIVEN that a class meeting for holders of H Shares ("**H Shares Shareholders Class Meeting**") of Ping An Insurance (Group) Company of China, Ltd. ("**Company**") will be held at 11:00 a.m. (or immediately after the conclusion and adjournment of the EGM and the Class Meeting for holders of Domestic Shares) at 6th Floor, Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC on Monday, November 13, 2006 to consider and, if thought fit, to pass the following resolution. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the announcement of the Company dated September 26, 2006 (the "Announcement"):

SPECIAL RESOLUTION

"**THAT**, conditional upon the approval of the same by shareholders of the Company at the EGM and by the holders of Domestic Shares at the Class Meeting for holders of Domestic Shares to be convened and subject to the approval by the Relevant Governing Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of placing and public offering of new shares and/or such other manner as shall be approved by the Relevant Governing Authorities ("A Share Issue") and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1) Class of Shares: A Shares;

(2) Total number of A Shares to be issued: This issue will not exceed 1.15 billion A Shares, including shares, not exceeding 15% of the amount to be underwritten by the lead underwriters, to be allotted pursuant to the over-allotment option to be granted by the Board to the lead underwriters depending on circumstances;

(3) Nominal value: RMB1.00 each;

(4) Target subscribers: Members of the PRC public (i.e. PRC individuals, entities and other institutions) having A share accounts with the Shanghai Stock Exchange (except those prohibited under PRC laws and regulations);

(5) Issue price: The issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the securities market at the time of the A Share Issue and market consultation;

(6) Use of proceeds: Net proceeds from the A Share Issue will be used to replenish the capital of the Company and/or as approved by the Relevant Governing Authorities;

(7) Place of listing: The Shanghai Stock Exchange;

(8) The existing and new Shareholders of the Company after completion of the A Share Issue whose names appear on the register of members of the Company shall be entitled to sharing the Company's undistributed retained profits immediately prior to the completion of the A Share Issue;

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by relevant Shareholders at the EGM, the Class Meeting for holders of Domestic Shares and the H Shares Shareholders Class Meeting whichever is the last;

(10) The Board shall be and is authorized to determine and deal with, at its discretion and with full authority, matters in relation to the A Share Issue and listing on the Shanghai Stock Exchange (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, structure of the issue and the over-allotment option to be granted to the lead underwriters depending on circumstances etc.) and to amend the Articles and other related documents in accordance with comments from the Relevant Governing Authorities;

(11) The Board shall be and is authorized to, at its discretion and with full authority sign, amend or terminate all necessary documents in relation to the A Share Issue and the listing on the Shanghai Stock Exchange and related agreements (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, sponsors agreements, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on the Shanghai Stock Exchange), following completion of the A Share Issue, handle all registration requirements in relation to changes in the registered capital and amendments of the Articles; and in relation to the A Share Issue and the listing on the Shanghai Stock Exchange, handle all approval, registration, filing, consent procedural matters with all relevant governmental departments and authorities outside of the PRC, sign, execute, amend and complete all documents that should be submitted to all relevant governmental departments, authorities, associations, individuals outside of the PRC, and take and undertake all other necessary, appropriate and suitable actions and matters in connection therewith."

By order of the Board of Directors
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
Ma Mingzhe
Chairman and Chief Executive Officer

Shenzhen, PRC, September 26, 2006

Notes:

1. **The proposed A Share Issue and the Company's proposed plan in relation to the use of proceeds from the A Share Issue**

Shareholders are reminded to read carefully details of the proposed A Share Issue as well as the relevant content of the proposal made by the Company in relation to the use of proceeds from the A Share Issue as contained in the Announcement and the circular to be despatched to the Shareholders.

2. **Closure of register of members and eligibility for attending the H Shares Shareholders Class Meeting**

Holders of H Shares of the Company are advised that the register of members of the Company will close from Saturday, October 14, 2006 to Monday, November 13, 2006 (both days inclusive), during which time no transfer of H Shares of the Company will be effected and registered. In order to qualify for attendance at the H Shares Shareholders Class Meeting, instruments of transfer accompanied by share certificates and other appropriate documents must be lodged with the Company's H share registrar, Computershare Hong Kong Investor Services Limited, by 4:00 p.m. on Friday, October 13, 2006.

Holders of H Shares of the Company whose names appear on the register of members of the Company maintained in Hong Kong on Monday, November 13, 2006 are entitled to attend the H Shares Shareholders Class Meeting.

3. **Notice of attendance**

Shareholders who intend to attend the H Shares Shareholders Class Meeting should complete and lodge the accompanying reply slip and return it to the Company's principal place of business in PRC or Hong Kong on or before Tuesday, October 24, 2006. The reply slip may be delivered by hand, by post or by fax to the Company's principal place of business in PRC or Hong Kong The Company's principal place of business in the PRC is at Ping An Building, Ba Gua No. 3 Road, Shenzhen, PRC (Tel: (86 755) 8226 2888, Fax: (86 755) 8243 1029). The contact persons are LIU Cheng (劉程) (Tel: (86 755) 2262 2101) and WANG Xiaoli (王小利) (Tel: (86 755) 2262 2828). The Company's principal place of business in Hong Kong is at 11th Floor, Dah Sing Financial Center, 108 Gloucester Road, Wan Chai, Hong Kong (Tel: (852) 2827 1883, Fax: (852) 2802 0018).Completion and return of the reply slip do not affect the right of a Shareholder to attend the H Shares Shareholders Class Meeting. However, a failure to return the reply slip may result in an adjournment of the H Shares Shareholders Class Meeting, if the number of Shares carrying the right to vote represented by the Shareholders proposing to attend the H Shares Shareholders Class Meeting by the reply slip does not reach more than half of the total number of H Shares of the Company carrying the right to vote at the H Shares Shareholders Class Meeting.

4. **Proxy**

Every Shareholder who has the right to attend and vote at the H Shares Shareholders Class Meeting is entitled to appoint one or more proxies, whether or not they are members of the Company, to attend and vote on his behalf at the H Shares Shareholders Class Meeting.

A proxy shall be appointed by an instrument in writing. Such instrument shall be signed by the appointer or his attorney duly authorised in writing. If the appointer is a legal person, then the instrument shall be signed under a legal person's seal or signed by its director or an attorney duly authorised in writing. The instrument appointing the proxy shall be deposited at the Company's H share registrar not less than 24 hours before the time appointed for the holding of the H Shares Shareholders Class Meeting. If the instrument appointing the proxy is signed by a person authorised by the appointer, the power of attorney or other document of authority under which the instrument is signed shall be notarised. The notarised power of attorney or other document of authority shall be deposited together and at the same time with the instrument appointing the proxy at the Company's H share registrar.

5. **Other businesses**

The H Shares Shareholders Class Meeting is expected to last for half an hour. Shareholders and their proxies attending the meeting shall be responsible for their own traveling and accommodation expenses.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**中國平安保險(集團)股份有限公司**股份，應立即將本通函交予買方或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

本通函並不構成收購、認購或購買證券之要約，亦非邀請任何人士收購、認購或購買證券。



中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

(1) 建議A股發行
(2) 建議修訂公司章程
(3) 建議通過議事規則

敬請注意，分發本通函旨在向本公司股東提供有關本公司A股發行建議之資料，以便本公司股東在本公司之臨時股東大會上對決議案投票時作出知情判斷。本通函並不構成或組成認購或購買任何本公司A股或其他證券之要約、邀請或招攬或促使上述事宜之要約，而分發本通函亦非為邀請作出任何有關本公司任何股份或其他證券之要約。

董事會函件載於本通函第三至九頁。

本公司謹訂於2006年11月13日上午十時正假座中國深圳市八卦三路平安大廈六樓舉行臨時股東大會及於上午十一時正(或臨時股東大會及內資股類別股東大會結束或休會後)假座中國深圳市八卦三路平安大廈六樓舉行H股類別股東大會，大會通告複製於本通函內。

無論閣下是否有意出席臨時股東大會或類別股東會，務請閣下按於2006年9月27日發送給閣下之代表委任表格上印列之指示填妥及交回表格。如閣下有意出席各大會，務請(i)按照於2006年9月27日發送給閣下之回條上印列之指示填妥回條，並於2006年10月24日(星期二)之前交回及(ii)按照代表委任表格上印列之指示填妥代表委任表格，並於各大會或其任何續會(視情況而定)指定舉行時間二十四小時前交回。填妥及交回代表委任表格後，閣下屆時仍可親身出席各大會或其任何續會，並於會上投票。

二零零六年十月十六日



目 錄

頁次

於本通函內，除文義另有所指外，下列詞彙分別具有以下涵義：

「A股發行」	指	本次採取公開發行新股及／或由有關監管部門批准的其他方式配售及發行的不超過11.5億股A股，而有關股份建議於上海證券交易所上市
「A股」	指	建議於上海證券交易所上市之內資股
「公司章程」	指	本公司之公司組織章程
「董事會」	指	本公司董事會
「中國保監會」	指	中國保險監督管理委員會
「類別股東大會」	指	於二零零六年十一月十三日舉行以批准A股發行及其他事宜之內資股類別股東大會及H股類別股東大會
「本公司」	指	中國平安保險(集團)股份有限公司，在中國註冊成立的公司，其外資股在香港聯交所上市
「中國證監會」	指	中國證券監督管理委員會
「董事」	指	本公司董事
「內資股類別股東大會」	指	於二零零六年十一月十三日舉行以批准A股發行及其他事宜之內資股類別股東大會
「內資股」	指	本公司發行之每股面值人民幣1.00元之普通股，乃以人民幣認購或入賬列作繳足
「臨時股東大會」	指	於二零零六年十一月十三日舉行以批准A股發行及其他事宜之本公司臨時股東大會

「H股」	指	本公司股本中每股面值人民幣1.00元之境外上市外資股，而有關股份於香港聯交所上市，並以港元認購及交易
「H股類別股東大會」	指	於二零零六年十一月十三日舉行以批准A股發行及其他事宜之H股類別股東大會
「香港聯交所」	指	香港聯合交易所有限公司
「上市規則」	指	香港聯交所證券上市規則
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港特別行政區、澳門特別行政區及台灣地區
「議事規則」	指	本公司之股東大會議事規則、董事會議事規則及監事會議事規則
「有關監管部門」	指	批准A股發行及相關事項的中國有關政府監督管理部門，包括但不限於中國證監會及中國保監會
「人民幣」	指	人民幣，中國法定貨幣
「上海證券交易所」	指	中國上海證券交易所
「股東」	指	內資股及H股持有人
「股份」	指	內資股及H股
「監事」	指	本公司監事
「監事會」	指	本公司監事會



中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

執行董事：
馬明哲
孫建一
張子欣

非執行董事：
黃建平
林友鋒
張利華
Anthony Philip HOPE
竇文偉
樊剛
林麗君
石聿新
胡愛民
陳洪博
王冬勝
伍成業

獨立非執行董事：
鮑友德
鄺志強
張永銳
周永健

註冊地址：
中國
深圳市
八卦三路
平安大廈

香港主要營業地點：
香港
灣仔
告士打道108號
大新金融中心11樓

敬啟者：

(1)建議A股發行
(2)建議修訂公司章程
(3)建議通過議事規則

A. 緒言

本公司於2006年9月27日宣布，在股東於臨時股東大會及各類別股東大會批准的前提下和範圍內，本公司將採取公開發行新股及／或由有關監管部門批准的其他

方式配售及發行不超過11.5億股A股，而該等A股建議於上海證券交易所上市。A股發行須獲(a)股東於臨時股東大會及各類別股東大會上批准；及(b)有關監管部門批准。

為符合適用於中國上市發行人之相關規定，董事會亦建議對公司章程作出若干修訂，並通過公司之相關議事規則。

本通函旨在向閣下提供有關建議A股發行、建議修訂公司章程及建議通過議事規則的詳情。

B. 建議A股發行

1. 前言

本公司於2006年9月26日召開之董事會會議上通過決議，在股東於臨時股東大會及各類別股東大會批准的前提下和範圍內，本公司將向有關監管部門申請採取公開發行新股及／或由有關監管部門批准的其他方式配售及發行不超過11.5億股A股，而該等A股建議於上海證券交易所上市。本公司有意在取得股東批准後盡快在可行的情況下向上海證券交易所作出上市申請。預計投資者將不包括本公司之關連人士(定義見上市規則)。倘若任何該等投資者包括本公司之任何關連人士，則本公司將採取必要步驟遵守上市規則項下有關關連交易之規定。

2. A股發行之架構

將予發行之證券類別：　A股

將予發行之A股數目：　本次發行不超過11.5億股A股(佔本公司現已發行股本的約18.6%及，若全部發行11.5億股A股，佔本公司已擴大股本的15.7%)，其中包含董事會視情況授予主承銷商不超過其包銷數額15%的超額配售選擇權而超額配售的股票。最終發行A股數量由董事會按照臨時股東大會及類別股東大會的授權，根據市場狀況予以決定，並經中國證監會等有關監管部門的核准。

面值：	每股面值人民幣1.00元
A股所附之權利：	將予發行之A股為上市內資股，除相關法律、行政法規、部門規章及其他規範性文件和公司章程另有規定者外，將與現有之內資股及H股在各方面具有同等權利。本次A股發行完成後，本公司現有及新股東將根據持股比例共享A股發行時的累計滾存利潤。
發行對象：	在上海證券交易所開設A股股東賬戶的中國境內自然人、法人及其它機構(中國法律或法規禁止者除外)。
厘定發行價之基準：	A股發行的發行價將按照市場化原則，根據A股發行時的證券市場狀況和詢價結果確定。因此，透過A股發行而集資之金額未能於本通函日期確定。 在就A股發行於臨時股東大會及類別股東大會批准及中國證監會的所需批准(預期需時三個月或以上)後，根據有關的中國法規(包括於2006年9月19日起施行由中國證監會制定的《證券發行與承銷管理辦法》)及市場慣例，本公司將進行由不少於50名中國證券業協會認可的合資格詢價參與者參與的詢價，並將特別考慮公司H股的交易價。發行價按相關中國規例不應較本公司當時最近期經審核財務報表的每股資產淨值(不包括少數股東權益)為低。預計在詢價後，將可訂立意向價格的幅度及估計募集資金金額。

募集資金用途：	本次A股發行的募集資金淨額將用於充實公司資本金以及／或有關監管部門批准的其他用途。

3. 股東批准及其他批准

臨時股東大會及類別股東大會考慮並酌情批准(其中包括)A股發行的特別授權及授權董事會酌情及全權決定及處理有關A股發行及於上海證券交易所上市事宜(包括但不限於具體決定發行時機、發行A股數目、發行方式、發行定價方式、發行價、發行結構及視情況授予主承銷商超額配售選擇權等)，並據監管機關的意見修改公司章程及其他相關文件；酌情及全權簽署、修改、中止有關申請A股發行及於上海證券交易所上市的一切必要文件及相關協議(包括但不限於招股意向書、招股說明書、承銷協議、保薦協議、上市協議和各種相關公告)，辦理必要手續(包括但不限於在上海證券交易所辦理有關A股上市手續)，並在A股發行完成後，辦理變更公司註冊資本及修訂公司章程之各項登記備案手續；就A股發行及於上海證券交易所上市事宜向境內外有關政府部門、機構辦理審批、登記、備案、核准、同意等手續；簽署、執行、修改、完成向境內外有關政府部門、機構、組織、個人提交的文件，並做出其等認為與本次A股發行及上市有關的必須、恰當或合適的所有行為、事情及事宜。

敬請注意，經臨時股東大會及類別股東大會批准後，A股發行仍須經中國證監會及其他有關監管部門批准後方可進行。此外，還需經上海證券交易所批准A股於上海證券交易所上市及買賣。在臨時股東大會及類別股東大會上取得的股東批准在該後十二個月內維持有效。

在取得股東、有關監管部門及上海證券交易所的批准的前提下，A股發行預期在2007年及在該臨時股東大會及類別股東大會取得的批准的有效期內進行。

4. A股發行之理由及益處

本公司相信，A股發行將為本公司建立一個新融資平台，並擴大本公司連接不同證券市場之渠道。此舉將令本公司加強業務發展及進一步提升競爭力。董事會亦相信，A股發行將使本公司及其股東整體受益。

5. A股發行對本公司股權結構之影響

本公司中國法律顧問通商律師事務所告知，根據現行中國相關法律、法規以及中國證監會和上海證券交易所相關規定，公司本次A股發行前現已發內資股可在A股於上海證券交易所上市後轉為合資格上市可買賣內資股；除相關法律、法規和上海證券交易所股票上市規則中關於禁售期等相關規定外，該等轉為上市A股將與本次發行之其他A股享有相同權利。預期已發行內資股轉為A股不會涉及已發內資股持有人向本次發行A股之持有人作出任何補償款項。

按根據最多可發行之合共11.5億股新A股之假設，於本通函日期及緊隨A股發行完成後，本公司之股權結構將如下：

	於本通函日期		緊隨A股發行完成後	
	股份數目	*%*	*股份數目*	*%*
(1)內資股	3,636,409,636	58.7	4,636,409,636	65.2
(i) 已發行內資股	3,636,409,636*	58.7	–	–
(ii)可轉為上市A股的內資股	–	–	3,636,409,636*	49.5
(iii)本次發行之A股	–	–	1,150,000,000	15.7
(2)H股	2,558,643,698	41.3	2,558,643,698	34.8
(3)若全部內資股已轉為上市A股，已上市股份總數：(1)(ii)+(1)(iii)+(2)	2,558,643,698	41.3	7,345,053,334	100.0
(4)已發行股份總數	6,195,053,334	100.0	7,345,053,334	100.0

* 代表同樣的已發行內資股

C. 建議修訂公司章程

有關公司章程的修訂主要是為了適應A股發行的需要及按照中國適用法律及條例之法定要求而進行。新修訂的公司章程須在臨時股東大會上獲股東批准，並取得中國保監會等監管部門批准後，自公司發行的A股上市之日起生效。

建議修訂處理多方面事項，其中包括：

(a) 更改本公司之註冊資本及股權結構；

(b) 股東大會程序之規例；

(c) 選舉及委任董事及監事之規例；

(d) 有關股東、董事、監事和高級管理人員之權利及義務之規例；

(e) 有關股東大會、董事會及監事會議事規則之條文；及

(f) 任何法律及條例所要求的適用於已發行A股公司之其他條文。

D. 建議通過議事規則

為了適應A股發行的需要及根據相關法律、行政法規和中國證監會及上海證券交易所的要求，本公司制定了股東大會議事規則、董事會議事規則及監事會議事規則，規範股東大會、董事會及監事會職權及議事程序等相關內容。

這些議事規則列載有關股東大會、董事會及監事會之處理方式及程序，主要採納如下：

1. 股東大會議事規則採納有關規範股東大會之職權、通知、法定人數及處理方式、股東的投票權及會議紀錄要求之規例。

2. 董事會議事規則採納有關規範董事會之職權及決議範圍、通知、法定人數及處理方式、董事之投票權及會議紀錄要求以及在董事會下設的三個專業委員會，即審計委員會、提名委員會和薪酬委員會之規例。

3. 監事會議事規則採納有關規範監事會之職權及決議範圍、通知、法定人數及處理方式、監事之投票權及會議紀錄要求之規例。

上述之議事規則須在臨時股東大會上獲股東批准，並須獲得有關監管部門的批准(如適用)、自公司發行的A股上市之日起生效。

按公司中國法律顧問通商律師事務所的意見，公司章程的修訂及議事規則未有存在與現行有效的中國法律、法規相抵觸之處。

按公司香港法律顧問歐華律師行的意見，公司章程的修訂及議事規則與上市規則附錄3及附錄13D部的條款並無衝突。

E. 臨時股東大會及類別股東大會

有關建議A股發行之特別決議案將提呈臨時股東大會及類別股東大會批准。而有關修訂公司章程及通過議事規則之特別決議案需待臨時股東大會批准。

概無股東須就臨時股東大會及類別股東大會上分別議決之事宜放棄投票。

F. 股東要求投票表決的程序

根據公司章程，除非下列人員在舉手表決之前或之後，要求按股數投票方式表決，否則決議案將以舉手方式表決：(i)大會主席；或(ii)至少兩名有表決權之出席股東或其代理人；或(iii)持有在該會議上有表決權之股份10%以上之一名或多名出席股東或其代理人。

G. 推薦建議

董事認為建議A股發行、修訂公司章程及通過議事規則乃符合本公司及其股東之最佳利益。

因此，董事建議股東投票贊成將於臨時股東大會及類別股東大會上提呈之各項決議案。

此致

列位股東 台照

代表董事會
中國平安保險(集團)股份有限公司
馬明哲
董事長兼首席執行官
謹啟

二零零六年十月十六日

首次公開發行A股上市後適用的章程(草案)說明

鑒於本公司計劃於近期申請公開發行境內上市內資股(「A股」)並在上海證券交易所上市，根據中國證監會關於印發《上市公司章程指引(2006年修訂)的通知》(「《章程指引》」)，首次於境內公開發行股票的公司，在其向中國證監會報送申請材料時，其公司章程的內容應當按照《章程指引》的要求起草或修訂；既發行內資股又發行境外上市外資股的上市公司，應當繼續執行《到境外上市公司章程必備條款》(「《必備條款》」)的規定，同時參照《章程指引》對公司章程進行修訂。現依據《中華人民共和國公司法》(「《公司法》」)與《章程指引》的有關規定對本公司現行章程進行修訂，並將本次章程修改第一稿內容簡述如下：

公司章程修訂對照表

序號	原公司章程	現公司章程修訂稿
1.	第一條第一款，規定： 本公司系依照《中華人民共和國保險法》(簡稱《保險法》)、《中華人民共和國公司法》(簡稱《公司法》)、《中華人民共和國證券法》(簡稱《證券法》)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(簡稱《特別規定》)和國家其他有關法律、行政法規成立的股份有限公司。	第一條第一款，規定： 中國平安保險(集團)股份有限公司(以下簡稱「公司」或「本公司」)系依照《中華人民共和國公司法》(以下簡稱「《公司法》」)、《中華人民共和國證券法》(以下簡稱「《證券法》」)、《中華人民共和國保險法》(以下簡稱「《保險法》」)、《國務院關於股份有限公司境外募集股份及上市的特別規定》(以下簡稱「《特別規定》」)和國家其他有關法律、行政法規成立的股份有限公司。
2.	第三條，規定： ... 電話：(0755) 82262888	第三條，規定： ... 電話：4008866338

序號	原公司章程	現公司章程修訂稿
3.	第七條，規定： 公司有獨立的法人財產，享有法人財產權。公司以其全部財產對公司的債務承擔責任。股東以其認購的股份為限對公司承擔責任。	第七條，規定： 公司有獨立的法人財產，享有法人財產權。公司全部資本分為等額股份，股東以其認購的股份為限對公司承擔責任，公司以其全部財產對公司的債務承擔責任。
4.	第八條，規定： 公司作為保險集團公司，以股權為紐帶，對所投資的控股子公司實行在戰略、人事、財務、信息、產品、渠道、資金、投資、涉外、文化品牌和教育培訓等方面的統一管理，同時依法開展其他金融業務。	第八條，規定： 公司作為保險集團公司，以股權為紐帶，對所投資的控股子公司進行監督管理；同時依法開展其他金融業務。
5.	第九條，規定： 公司章程經公司股東大會特別決議通過及國務院授權的公司審批部門批准後並於香港聯合交易所有限公司(下稱「香港聯交所」)掛牌交易之日起生效。自生效之日起，本章程替代原公司章程。	原第九條、第十條合併為第九條，規定： 公司依據《公司法》、《證券法》和國家其他法律、行政法規的有關規定，對原有公司章程(以下簡稱「公司原章程」)作了修訂，制定本公司章程(以下簡稱「公司章程」或「本章程」)。

序號 原公司章程	現公司章程修訂稿
自公司章程生效之日起，公司章程即成為規範公司的組織與行為、公司與股東之間、股東與股東之間權利義務的具有法律約束力的文件。	公司原章程已經公司2004年3月9日召開的2004年第一次臨時股東大會特別決議通過及國務院授權的公司審批部門批准，在公司外資股於2004年6月24日在香港聯合交易所有限公司（以下簡稱「香港聯交所」）掛牌交易之日起生效。後經2006年5月25日召開的2006年股東年會決議修改，中國保監會於2006年6月15日以保監發改〔2006〕621號文批准公司原章程的修改內容。
第十條　規定 公司章程對公司及其股東、董事、監事、首席執行官、首席營運官和其他高級管理人員均有約束力；前述人員均可以依據公司章程提出與公司事宜有關的權利主張。	
股東可以依據公司章程起訴公司；公司可以依據公司章程起訴股東；股東可以依據公司章程起訴股東；股東可以依據公司章程起訴公司的董事、監事、首席執行官、首席營運官和其他高級管理人員。	本章程經公司股東大會特別決議通過及國務院授權的公司審批部門批准後，於公司內資股在上海證券交易所掛牌交易之日起生效。
前款所稱起訴，包括向法院提起訴訟或者向仲裁機構申請仲裁。	本章程自生效之日起，即成為規範公司的組織與行為、公司與股東、股東與股東之間權利義務的具有法律約束力的文件，對公司及其股東、董事、監事、高級管理人員均有法律約束力的文件；前述人員均可以依據本章程提出與公司事宜有關的權利主張。

序號	原公司章程	現公司章程修訂稿
		在不違反本章程第二十一章的情況下，股東可以依據公司章程起訴公司；股東依據公司章程可以起訴股東；股東依據公司章程可以起訴公司的董事、監事、高級管理人員。公司依據公司章程可以起訴股東、董事、監事、高級管理人員。 前款所稱起訴，包括向法院提起訴訟或者向仲裁機構申請仲裁。
6.	第十一條第一款，規定： 公司章程所稱公司高級管理人員，包括公司的董事長、副董事長、董事會秘書、首席執行官、首席營運官、首席財務官以及執行委員會的常務執行委員。	第十條第一款，規定： 公司章程所稱公司高級管理人員，包括公司的董事長、董事會秘書、首席執行官、首席營運官、首席財務官以及執行委員會副主任委員和副總經理。
7.	第十二條，規定： 公司可以向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。	第十一條，規定： 公司可以依法向其他有限責任公司、股份有限公司投資，並以該出資額為限對所投資公司承擔責任。
8.		原第十三條、第十四條、第十五條順延為第十二條、第十三條、第十四條

序號	原公司章程	現公司章程修訂稿
9.		增加一條作為第十五條，規定： 公司股份的發行，實行公開、公平、公正的原則，同種類的每一股份具有同等權利。 同次發行的同種類股票，每股的發行條件和價格相同；任何單位或者個人所認購的股份，每股應當支付相同的價額。
10.	第十八條第二款，規定： 儘管有上述規定，由境外投資人認購的非境外上市外資股，應與內資股視為同一類別。	第十八條刪除該款規定
11.	第十九條第一款，規定： 經國務院授權的公司審批部門批准，公司已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股，持有公司發起人股股東的持股情況見附件。	第十九條第一款，規定： 經國務院授權的公司審批部門批准，公司於2004年6月24日首次境外發行在香港聯交所上市的境外上市外資股（以下簡稱「H股」）並上市時，已發行的普通股總數為6,195,053,334股。公司1997年1月16日進行股份制規範重新登記時向發起人發行2,191,610,986股，佔公司該時已發行普通股總數的35.38%。公司2004年6月24日首次境外發行H股並上市時，因國有股減持，發起人股中72,955,249股轉換成為H股，持有公司發起人股股東的持股情況見附件。

序號	原公司章程	現公司章程修訂稿
12.	第二十條，規定： 發行後公司的股本結構為：6,195,053,334股，其中內資股為3,636,409,636股，佔公司已發行普通股總數的58.70%；H股為2,558,643,698股（含由外資法人股所轉換成的H股股份1,170,751,698股），佔公司已發行普通股總數的41.30%。	第二十條，規定： 首次境外發行H股並上市後公司的股本結構為：普通股總數6,195,053,334股，其中內資股為3,636,409,636股，佔公司當時已發行普通股總數的58.70%；H股為2,558,643,698股（含由外資法人股所轉換成的H股股份1,170,751,698股），佔公司當時已發行普通股總數的41.30%。
13.		增加一條作為第二十一條，規定： 公司在境外發行上市H股之後，經批准首次公開發行〔●〕股內資股，截至該次發行結束之日，公司的股本結構為：普通股總數〔●〕億股，其中內資股〔●〕億股，佔本公司已發行的普通股總數的〔●〕%；H股〔●〕億股，佔本公司已發行的普通股總數的〔●〕%。
14.		原第二十一條、第二十二條分別順延為第二十二條、第二十三條
15.	第二十三條，規定： 公司的註冊資本為人民幣6,195,053,334元。	第二十四條，規定： 公司的註冊資本為人民幣〔●〕元（根據境內首次公開發行後據實調整）。
16.	第二十四條第二款，規定： （一）向非特定投資人募集新股（包括向社會公眾發行股份和向戰略投資者發售股份）；	第二十五條第二款，規定： （一）向非特定投資人募集新股（包括向社會公眾發行股份和向戰略投資者發行股份）；

序號	原公司章程	現公司章程修訂稿
17.		原第二十五條順延為第二十六條
18.		增加一條作為第二十七條，規定： 公司不接受本公司的股票作為質押權的標的。
19.		增加一條作為第二十八條，規定： 發起人持有的公司股份，自公司以股份有限公司形式成立之日起一年內不得轉讓。持有公司首次公開發行內資股(A股)前已發行的股份的轉讓，應按照法律、行政法規及有關上市規則的規定進行。
20.		增加一條作為第二十九，規定： 公司董事、監事、高級管理人員在其任職期間內，應定期向公司申報所持有的公司股份及變動情況。上述人員轉讓股份應按照法律、行政法規及有關上市規則的規定進行。

序號	原公司章程	現公司章程修訂稿
21.		增加一條作為第三十條，規定： 公司董事、監事、高級管理人員、持有公司股份百分之五以上的股東，將其所持有的本公司股票在買入之日起六個月以內賣出，或者在賣出之日起六個月以內又買入的，由此獲得的收益歸本公司所有，本公司董事會將收回其所得收益。證券公司因包銷購入售後剩餘股票而持有百分之五以上股份的，賣出該股票不受六個月時間限制。 公司董事會不按照前款規定執行的，股東有權要求董事會在三十日內執行。公司董事會未在上述期限內執行的，股東有權為了公司的利益而依法行使相關的權利。 公司董事會不按照第一款的規定執行的，負有責任的董事依法承擔連帶責任。
22.		原第二十六條順延為第三十一條
23.	第二十七條，規定： 所有境外上市外資股的發行或轉讓將登記在根據第四十二條存放於境外的境外上市外資股東名冊。	第三十二條，規定： 所有境外…第四十七條…外資股股東名冊。公司內資股在中國證券登記結算有限責任公司上海分公司集中托管。

序號	原公司章程	現公司章程修訂稿
24.		原第二十八條、第二十九條順延為第三十三條、第三十四條
25.	第三十條第二款，規定： 公司應當…債權人自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起九十日內，…償債擔保。	第三十五條第二款，規定： 公司應當…債權人自接到通知書之日起三十日內，未接到通知書的自第一次公告之日起四十五日內…償債擔保。
26.	第三十一條第一款，規定： 公司在下列情況下，可以經公司章程規定的程序通過，報國家有關主管機構批准，購回其發行在外的股份：	第三十六條，規定： 第一款： 公司在下列情況下，可以依照法律、行政法規、部門規章和公司章程的規定，報國家有關主管機構批准，購回其發行在外的股份： 第一款增加兩項： (三) 將股份獎勵給本公司職工； (四) 股東因對公司股東大會作出的公司合併、分立決議持異議，要求公司收購其股份的； 增加第二款： 除上述情形外，公司不得進行買賣本公司股份的活動。

序號	原公司章程	現公司章程修訂稿
		修改第三款，規定： 因上述第(一)項至第(三)項的原因收購本公司股份的，應當經股東大會決議。公司依照上述規定收購本公司股份後，屬於第(一)項情形的，應當自收購之日起十日內注銷；屬於第(二)項、第(四)項情形的，應當在六個月內轉讓或者注銷。依據上述第(三)項規定收購的本公司股份不得超過本公司已發行股份總額的百分之五；用於收購的資金應當從公司的税後利潤中支出；所收購的股份應當在一年內轉讓給職工。
27.		原第三十二條順延為第三十七條，且第二款增加一項： (四)中國證監會認可的其他方式。
28.		原第三十三條順延為第三十八條
29.	第三十四條第一款，規定： 公司依法購回股份後，應當自完成購回之日起十日內(或法律、行政法規規定的更短的期限內)注銷該部分股份，並向國家工商行政管理總局申請辦理註冊資本變更登記。	第三十九條第一款，規定： 公司依法購回股份後，應當依法或依據本章程的規定注銷或者轉讓該部分股份，在注銷的情況下應向國家工商行政管理總局申請辦理註冊資本變更登記。
30.		原第三十五條順延為第四十條

序號	原公司章程	現公司章程修訂稿
31.	第三十六條，規定： 公司或者其子公司在任何時候均不應當以任何方式，對購買或者擬購買公司股份的人提供任何財務資助。前述購買公司股份的人，包括因購買公司股份而直接或間接承擔義務的人。 公司或其子公司在任何時候均不應當以任何方式，為減少或者解除前述義務人的義務向其提供財務資助。 本條規定不適用於本章程第三十八條所述的情形。	第四十一條，規定： 公司或者其子公司(包括公司的附屬企業)在任何時候均不應當以任何方式，對購買或者擬購買公司股份的人提供任何財務資助。前述購買公司股份的人，包括因購買公司股份而直接或間接承擔義務的人。 公司或其子公司(包括公司的附屬企業)在任何時候均不應當以任何方式，為減少或者解除前述義務人的義務向其提供財務資助。 本條規定不適用於本章程第四十三條所述的情形。
32.		原第三十七條順延為第四十二條
33.	第三十八條，規定： 下列行為不視為本章第三十六條禁止的行為：	第四十三條，規定： 下列行為不視為本章第四十一條禁止的行為：
34.		原第三十九條順延為第四十四條

序號	原公司章程	現公司章程修訂稿
35.	第四十條，規定： 股票由董事長簽署。公司股票上市的證券交易所要求公司其他高級管理人員簽署的，還應當由其他有關高級管理人員簽署。股票經加蓋公司印章或者以印刷形式加蓋印章後生效。在股票上加蓋公司印章，應當有董事會的授權。公司董事長或者其他有關高級管理人員在股票上的簽字也可以採取印刷形式。	第四十五條，規定： 股票由董事長簽署。公司股票上市的證券交易所要求公司高級管理人員簽署的，還應當由有關高級管理人員簽署。股票經加蓋公司印章或者以印刷形式加蓋印章後生效。在股票上加蓋公司印章，應當有董事會的授權。公司董事長或者有關高級管理人員在股票上的簽字也可以採取印刷形式。
36.		原第四十一條至第四十六條分別順延為第四十六條至第五十一條
37.	第四十七條，規定： 公司召開股東大會、分配股利、清算及從事其他需要確認股權的行為時，應當由董事會決定某一日為股權確定日。股權確定日終止時，在冊股東為公司股東。	第五十二條，規定： 公司召開股東大會、分配股利、清算及從事其他需要確認股權的行為時，應當由董事會或股東大會召集人決定某一日為股權登記日。股權登記日收市後登記在冊的股東為享有相關權益的股東。
38.		原第四十八條至第五十一條分別順延為第五十三條至第五十六條

序號	原公司章程	現公司章程修訂稿
39.	第五十二條第一款，規定： 公司股東為依法持有公司股份並且將其姓名(名稱)登記在股東名冊上的人。	第五十七條第一款，規定： 公司股東為依法持有公司股份並且其姓名(名稱)登記在股東名冊上的人。
40.	第五十三條第一款，規定： (二)參加或者委派股東代理人參加股東會議，並行使表決權； (四)依照法律、行政法規及公司章程的規定轉讓股份； 第(五)項，規定： (6)股東大會的會議記錄 第(七)項，規定： 法律、行政法規及公司章程所賦予的其他權利	第五十八條第一款，規定： (二)依法請求、召集、主持、參加或者委派股東代理人參加股東大會，並行使相應的表決權； (四)依照法律、行政法規及公司章程的規定轉讓、贈與或質押其所持有的股份； 第(五)項，規定： (6)股東大會的會議記錄、董事會會議決議、監事會會議決議、公司債券存根、財務會計報告； 增加一項作為第(七)項： 對公司股東大會作出的公司合併、分立決議持異議的股東，要求公司收購其股份； 原第(七)項順延為第(八)項，並修改為： 法律、行政法規、部門規章及公司章程所賦予的其他權利。
41.		原第五十四條順延為第五十九條

序號	原公司章程	現公司章程修訂稿
42.	第五十五條，規定： 股東大會、董事會的決議違反法律、行政法規，侵犯股東合法權益的，股東有權根據本章程第二百三十一條規定的程序解決。	第六十條，規定： 股東大會、董事會的決議內容，或其召集程序、表決方式違反法律、行政法規或公司章程規定的，股東有權根據法律、行政法規、公司章程規定的相關程序解決。
43.		增加一條作為第六十一條，規定： 董事、監事、高級管理人員執行公司職務時違反法律、行政法規或公司章程的規定，給公司造成損失的，或他人侵犯公司合法權益，給公司造成損失的，相關股東有權依照法律、行政法規、公司章程規定的相關程序解決。
44.		增加一條作為六十二條，規定： 股東在其合法權益受到董事、高級管理人員侵害時，有權依照法律、行政法規、公司章程的規定要求停止侵害、賠償損失。

序號	原公司章程	現公司章程修訂稿
45.	第五十六條第一款，規定： (一)遵守公司章程和股東大會決議；維護公司信譽；支持公司業務發展； … (五)持有公司股份的股東單位(如該股東為香港法律認可的結算所或者其代理人(下稱「認可結算所」)除外) 第三款，規定： 股東除了股份的認購人在認購時所同意的條件外，不承擔其後追加任何股本的責任。	第六十三條第一款，規定： (一)遵守法律、行政法規和本公司章程；維護公司信譽；支持公司業務發展； 增加第(四)項： 不得濫用股東權利損害公司或者其他股東的利益；不得濫用公司法人獨立地位和股東有限責任損害本公司債權人的利益； 公司股東濫用股東權利給公司或者其他股東造成損失的，應當依法承擔賠償責任； 公司股東濫用公司法人獨立地位和股東有限責任，逃避債務，嚴重損害本公司債權人利益的，應當對公司債務承擔連帶責任； 原第(五)項順延為第(六)項： 持有公司外資股股份的股東單位(如該股東為香港法律認可的結算所或者其代理人(下稱「認可結算所」)除外) 第三款，規定： 普通股股東除了股份的認購人在認購時所同意的條件外，不承擔其後追加任何股本的責任。

序號	原公司章程	現公司章程修訂稿
46.	第五十七條第一款，規定： 持有公司百分之五以上…應當自該事實發生之日起三個工作日內…報告。	第六十四條第一款，規定： 持有公司百分之五以上…應當自該事實發生當日…報告。
47.		增加一條作為第六十五條，規定： 本公司的控股股東(根據第六十七條的定義)、實際控制人(根據第六十八條的定義)不得利用其關聯關係損害公司利益。違反規定，給公司造成損失的，應當承擔賠償責任。 公司的控股股東及實際控制人對公司和公司其他股東負有誠信義務。控股股東應嚴格依法行使出資人的權利，控股股東不得利用利潤分配、資產重組、對外投資、資金佔用、借款擔保等方式損害公司和其他股東的合法權益，不得利用其控制地位損害公司和其他股東的利益。
48.	第五十八條第一款，規定： 除法律、行政法規或者公司股份上市的證券交易所的上市規則所要求的義務外，控股股東(根據以下條款的定義)在行使其股東的權力時，不得因行使其表決權在下列問題上做出有損於全體或者部分股東的利益的決定：	第六十六條第一款，規定： 除法律、行政法規或者公司股份上市的證券交易所的上市規則所要求的義務外，控股股東在行使其股東的權力時，不得因行使其表決權在下列問題上做出有損於全體或者部分股東的利益的決定：

序號	原公司章程	現公司章程修訂稿
49.	第五十九條第一款，規定： … (二) 該人單獨或者與他人一致行動時，可以行使公司百分之三十以上(含百分之三十)的表決權或者可以控制公司的百分之三十以上(含百分之三十)表決權的行使； (三) 該人單獨或者與他人一致行動時，持有公司發行在外百分之三十以上(含百分之三十)的股份；	第六十七條第一款，規定： … (二) 該人單獨或者與他人一致行動時，可以行使公司百分之三十以上的表決權或者可以控制公司的百分之三十以上表決權的行使； (三) 該人單獨或者與他人一致行動時，持有公司發行在外百分之三十以上的股份；
50.		增加一條作為第六十八條，規定： 前條所稱實際控制人是指雖不是公司的股東，但通過投資關係、協議或者其他安排，能夠實際支配公司行為的人。
51.		原第六十條順延作為第六十九條

序號	原公司章程	現公司章程修訂稿
52.	第六十一條第一款，規定： … (十三) 審議持有公司有表決權的股份總數百分之三以上(含百分之三)的股東的提案； (十四) 法律、行政法規及公司章程規定應當由股東大會做出決議的其他事項。	第七十條第一款，規定： … (十三) 審議單獨或合併持有公司有百分之三以上股份的股東的提案； 增加以下(十四)至(十七)項： (十四) 審議公司在一年內購買、出售重大資產超過公司最近一期經審計總資產百分之三十的事項； (十五) 審議批准變更募集資金用途事項； (十六) 審議股權激勵計劃； (十七) 審議批准公司下列對外擔保事項： 1. 本公司及本公司控股子公司的對外擔保總額，達到或超過最近一期經審計淨資產的百分之五十以後提供的任何擔保； 2. 本公司的對外擔保總額，達到或超過最近一期經審計總資產的百分之三十以後提供的任何擔保； 3. 為資產負債率超過百分之七十的擔保對象提供的擔保； 4. 單筆擔保額超過最近一期經審計淨資產百分之十的擔保； 5. 對股東、實際控制人及其關聯方提供的擔保。

序號	原公司章程	現公司章程修訂稿
		原第(十四)項順延為第(十八)項，並修改為： (十八)法律、行政法規、部門規章、上市規則或公司章程規定應當由股東大會做出決議的其他事項。
53.	第六十二條，規定： 非經股東大會事前批准，公司不得與董事、監事、首席執行官和其他高級管理人員以外的人訂立將公司全部或者重要業務的管理交予該人負責的合同。	第七十一條，規定： 除非公司處於危機等特殊情況外，非經股東大會以特別決議批准，公司不得與董事、監事、高級管理人員以外的人訂立將本公司全部或者重要業務的管理交予該人負責的合同。

序號	原公司章程	現公司章程修訂稿
54.	第六十三條第二款，規定： 有下列情形之一的，董事會應當在兩個月內召開臨時股東大會： … (二) 公司未彌補虧損達股本總額的三分之一時； (三) 持有公司發行在外的有表決權的股份總數百分之十以上(含百分之十)的股東以書面形式要求召開臨時股東大會時； (四) 董事會認為必要或者監事會提出召開時； (五) 兩名以上獨立董事提出召開時。	第七十二條第二款，規定： 有下列情形之一的，公司應當在事實發生之日起兩個月內召開臨時股東大會： … (二) 公司未彌補虧損達實收股本總額的三分之一時； (三) 單獨或合併持有公司百分之十以上股份的股東要求時； (四) 董事會認為必要或者監事會提議召開時； (五) 兩名以上獨立董事提議召開時。 增加第(六)項： (六) 法律、行政法規、部門規章及本章程規定的其他情形。
55.		增加一條作為第七十三條，規定： 公司將設置會場，以現場會議形式召開股東大會。在保證股東大會合法有效的前提下，可以通過各種方式，包括採用安全、經濟、便捷的網絡形式的投票平台等現代信息技術手段，為股東參加股東大會提供便利。股東通過上述方式參加股東大會的，視為出席。
56.		原第六十四第順延為第七十四條

序號	原公司章程	現公司章程修訂稿
57.	第六十五條，規定： 公司召開股東大會會議，持有或者合併持有公司有表決權的股份總數百分之三以上(含百分之三)的股東，有權以書面形式向公司提出新的提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。	第七十五條，規定： 公司召開股東大會會議，董事會、監事會以及單獨持有或者合併持有公司百分之三以上股份的股東，有權以書面形式向公司提出提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。 單獨或合計持有公司百分之三以上股份的股東，可以在股東大會召開十日前提出臨時提案並書面提交召集人。召集人應當在收到提案後兩日內發出股東大會補充通知，公告臨時提案的內容。 除前款規定外，召集人在發出股東大會通知公告後，不得修改股東大會通知中已列明的提案或增加新的提案。 股東大會通知中未列明或不符合公司章程第七十六條規定的提案，股東大會不得進行表決並作出決議。
58.		原第六十六條順延為第七十六條
59.		原第六十七條、第六十八條合併為第七十七條
60.		原第六十九條、第七十條分別順延為第七十八條、第七十九條

序號	原公司章程	現公司章程修訂稿
61.	第七十一條第一款，規定： … (七)如任何董事、監事、首席執行官、首席營運官和其他高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、首席執行官、首席營運官和其他高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當説明其區別；	第八十條第一款，規定： … (七)如任何董事、監事、高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當説明其區別；
62.		增加一條作為第八十一條，規定：股東大會擬討論董事、監事選舉事項的，股東大會通知中將充分披露董事、監事候選人的詳細資料，至少包括以下內容： (一)教育背景、工作經歷、兼職等個人情況； (二)與公司或公司的控股股東及實際控制人是否存在關聯關係； (三)披露持有本公司股份數量； (四)是否受過中國證監會及其他有關部門的處罰和證券交易所懲戒。 每位董事、監事候選人應當以單獨提案提出。

序號	原公司章程	現公司章程修訂稿
63.	第七十二條第一款，規定： 股東大會通知應當向股東(不論在股東大會上是否有表決權)以專人送出或以郵資已付的郵件送出，收件人地址以股東名冊登記的地址為準。對內資股股東，股東大會通知也可以用公告方式進行。	第八十二條第一款，規定： 股東大會通知應當向股東(不論在股東大會上是否有表決權)以專人送出或以郵資已付的郵件送出的，收件人地址以股東名冊登記的地址為準(本章程另有規定的除外)。對內資股股東，股東大會通知也可以採用公告方式進行。
64.	第七十三條，規定： 公司發給境外上市外資股股東的通知、資料或書面聲明，須按該每一境外上市外資股東註冊地址，以專人送達，或以郵遞方式寄至該每一位境外上市外資股股東，給在香港聯交所上市的境外上市外資股股東的通知應盡可能在香港投寄。	第八十三條，規定： 公司發給境外上市外資股股東的股東大會會議通知、資料或書面聲明，須按該每一境外上市外資股東註冊地址，以專人送達或以郵遞方式寄至該每一位境外上市外資股股東，給H股股東的通知應盡可能在香港投寄。
65.	第七十四條，規定： 股東大會的會議通知發出後，除有不可抗力或者其他意外事件等原因，董事會不得變更股東大會召開的時間；因不可抗力確需變更股東大會召開時間的，不應因此而變更股權登記日。	第八十四條，規定： 股東大會的會議通知發出後，無正當理由，股東大會不應延期或取消；股東大會通知中列明的提案不應取消；一旦出現延期或取消的情形，召集人應當在原定召開日前至少兩個工作日公告並說明原因，且不應因此而變更股權登記日。

序號	原公司章程	現公司章程修訂稿
66.		原第七十五條與原第二百零一條的內容重合，合併後順延為第二百二十八條
67.		增加一條作為第八十五條： 本公司董事會和其他召集人將採取必要措施，保證股東大會的正常秩序。對於干擾股東大會、尋釁滋事和侵犯股東合法權益的行為，將採取措施加以制止並及時報告有關部門查處。
68.	第七十六條，規定： 任何有權出席股東會議並有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委托，可以行使下列權利： (一) 該股東在股東大會上的發言權； (二) 自行或者與他人共同要求以投票方式表決； (三) 以舉手或者投票方式行使表決權，但是委任的股東代理人超過一人時，該等股東代理人只能以投票方式行使表決權。	第八十六條第一款，規定： 股權登記日登記在冊的所有股東或其代理人，均有權出席股東大會。並依照有關法律、法規及本章程行使表決權。 任何有權出席股東會議並有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委托，可以行使下列權利： (一) 該股東在股東大會上的發言權； (二) 以投票方式行使表決權。

序號	原公司章程	現公司章程修訂稿
69.	第七十七條，規定： 股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其董事或者正式委任的代理人或其人員簽署。表決代理委託書應載明下列內容： (一) 代理人的姓名； (二) 是否具有表決權； (三) 對可能納入股東大會議程的臨時提案是否有表決權，如果有表決權應行使何種表決權的具體指示； (四) 委託書簽發日期和有效期限； (五) 委託人簽名(或蓋章)。委託人為法人股東的，應加蓋法人單位印章或者由其董事或者正式委任的代理人或其人員簽署。	第八十七條，規定： 股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其董事或者正式委任的代理人或其人員簽署。該委託書應載明股東代理人要代表的股份數額。如果委託數人為股東代理人的，委託書應註明每名股東代理人所代表的股份數目。

序號	原公司章程	現公司章程修訂稿
70.	第七十八條，規定： 表決代理委托書至少應當在該委托書委托表決的有關會議召開前二十四小時，或者在指定表決時間前二十四小時，備置於公司住所或者召集會議的通知中指定的其他地方。委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委托書同時備置於公司住所或者召集會議的通知中指定的其他地方。 委托人為法人的，其法定代表人或董事會、其他決策機構決議授權的人作為代表出席公司的股東會議。法定代表人出席會議的，應出示本人身份證及能證明其具有法定代表人資格的有效證明(如該委托人為香港法律所認可的結算所或其代理人(下稱「認可結算所」)除外)；委托股東代理人出席會議的，股東代理人應出示本人身份證、及(如委托人為法人，但認可結算所除外)董事會或者其他決策機構依法出具的書面委托書。	第八十八條，規定： 表決代理委托書至少應當在該委托書委托表決的有關會議召開前二十四小時，或者在指定表決時間前二十四小時，備置於公司住所或者召集會議的通知中指定的其他地方。如果該委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委托書同時備置於公司住所或者召集會議的通知中指定的其他地方。 委托人為法人的，其法定代表人或董事會、其他決策機構決議授權的人作為代表出席公司的股東會議。 其中，刪除的部分內容，調整至第九十一條

序號	原公司章程	現公司章程修訂稿
	如該股東為認可結算所，該股東可以授權其認為合適的一個或以上人士在任何股東大會或任何類別股東會議上擔任其代表；但是，如果一名以上的人士獲得授權，則授權書應載明每名該等人士經此授權所涉及的股份數目和種類。經此授權的人士可以代表認可結算所行使權利，猶如該人士是公司的個人股東一樣。	
71.	第七十九條，規定： 任何由公司董事會發給股東用於任命股東代理人的委托書的格式，應當讓股東自由選擇指示股東代理人投贊成票或者反對票，並就會議每項議題所要做出表決的事項分別做出…指示。	第八十九條，規定： 公司董事會發給股東的任何用於任命股東代理人的委托書的格式，應當為股東設置選項，由股東指示股東代理人投贊成票或者反對票，並且為股東提供機會，就每項議題所要做出表決的事項分別做出…指示。
72.		增加一條作第九十條，規定： 個人股東親自出席會議的，應出示本人身份證或其他能夠表明其身份的有效證件或證明、股票賬戶卡。

序號	原公司章程	現公司章程修訂稿
73.		增加一條作為第九十一條，規定： 個人股東委托代理人出席會議的，代理人應出示本人有效身份證件、股東授權委托書。法人股東的法定代表人委托代理人出席股東大會的，代理人應當出示本人身份證明及由法定代表人簽署的委托書。法人股東董事會、其他決策機構決議授權的人出席股東大會的，該代理人應當出示本人身份證和法人股東的董事會或者其他權力機構的決議授權書，並應加蓋法人印章。委托書應規定簽發日期。
74.	第八十條，規定： 出席會議…股東姓名／名稱、住所／地址、…等事項。	第九十二條，規定： 出席會議…股東姓名／名稱、身份證號碼、住所／地址、…等事項。
75.		原第八十一條順延為第九十三條
76.		增加一條作為第九十四條，規定： 股東大會召開時，公司董事、監事和董事會秘書應當出席會議，高級管理人員應當列席會議。

序號	原公司章程	現公司章程修訂稿
77.		增加一條作第九十五條，規定： 公司制定股東大會議事規則，詳細規定股東大會的召開和表決程序，包括通知、登記、提案的審議、投票、計票、表決結果的宣布、會議決議的形成、會議記錄及其簽署、公告等內容，以及授權原則。
78.		增加一條作為第九十六條，規定： 在股東年會上，董事會、監事會應當就其過去一年的工作向股東大會作出報告，每名獨立董事也應作出述職報告。
79.	第八十二條第二款，規定： 股東大會做出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的超過二分之一通過。	第九十七條第二款，規定： 股東大會做出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

序號	原公司章程	現公司章程修訂稿
80.	第八十四條，規定： 除非下列人員在舉手表決以前或者以後，要求以投票方式表決，股東大會以舉手方式進行表決： (一) 會議主席； (二) 至少兩名有表決權的股東或者有表決權的股東的代理人；或 (三) 單獨或者合併計算持有在該會議上有表決權的股份百分之十以上(含百分之十)的一個或者若干股東(包括股東代理人)。 除非有人提出以投票方式表決，會議主席根據舉手表決的結果，宣布提議通過情況，並將此記載在會議記錄中，作為最終的依據，無須證明該會議通過的決議中支持或者反對的票數或者其比例。以投票方式表決的要求可以由提出者撤回。 第八十五條，規定： 如果要求以投票方式表決的事項是選舉主席或者中止會議，則應當立即進行投票表決；其它要求以投票方式表決的事項，由主席決定何時舉行投票， 會議可以繼續進行，討論其它事項，投票結果仍被視為在該會議上所通過的決議。	刪除原第八十四條、第八十五條、第八十七的規定 原第八十三條調整至第一百條並相應修改規定 原第八十六條調整至第一百零一條

序號	原公司章程	現公司章程修訂稿
	第八十七條，規定： 當反對和贊成票相等時，無論是舉手還是投票表決，會議主席有權多投一票。	
81.		原第八十八條順延作第九十八條
82.	第八十九條第一款，規定： … (六)股東大會以普通決議通過認為會對公司產生重大影響的、需要以特別決議通過的其他事項。	原第九十九條第一款： … 增加以下兩項，規定： (六)公司在一年內購買、出售重大資產或者擔保金額超過公司最近一期經審計總資產百分之三十的； (七)股權激勵計劃； 原第(六)項順延作第(八)項，並修改為： (八)法律、行政法規或公司章程規定的，以及股東大會以普通決議通過認為會對公司產生重大影響的、需要以特別決議通過的其他事項。

序號	原公司章程	現公司章程修訂稿
83.		第一百條在原第八十三條規定的基礎上，增加兩款規定： 第一款，規定： 公司持有的本公司股份沒有表決權，且該部分股份不計入出席股東大會有表決權的股份總數。 第二款，規定： 董事會、獨立董事和符合相關規定條件的股東可以徵集股東投票權。
84.		原第八十六條調整為第一百零一條
85.	第九十條第二款，規定： 當任何股東根據上市規則要求或限制，不應就任何特定的決議參與投票表決或不應就任何特定的…總數。	原第九十條順延為第一百零二條第二款，規定： 當任何股東根據上市規則要求或限制，不應就任何特定的決議參與投票表決或就任何特定的…總數。
86.		增加一條作第一百零三條，規定： 股東大會將對所有提案進行逐項表決，對同一事項有不同提案的，將按提案提出的時間順序進行表決。除因不可抗力等特殊原因導致股東大會中止或不能作出決議外，股東大會將不會對提案進行擱置或不予表決。

序號	原公司章程	現公司章程修訂稿
87.		增加一條作第一百零四，規定： 股東大會審議提案時，不會對提案進行修改，否則，有關變更應當被視為一個新的提案，不能在本次股東大會上進行表決。
88.		增加一條作第一百零五條：規定： 股東大會採取記名方式投票表決。
89.		增加一條作第一百零六條：規定： 獨立董事有權向董事會提議召開臨時股東大會，並應當以書面形式向董事會提出。對獨立董事要求召開臨時股東大會的提議，董事會應當根據法律、行政法規和本章程的規定，在收到提議後的十日內提出同意或不同意召開臨時股東大會的書面反饋意見。 董事會同意召開臨時股東大會的，將在作出董事會決議後的五日內發出召開股東大會的通知；董事會不同意召開臨時股東大會的，將說明理由並公告。

序號	原公司章程	現公司章程修訂稿
90.		增加一條作一百零七條，規定： 監事會有權向董事會提議召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和本章程的規定，在收到提案後十日內提出同意或不同意召開臨時股東大會的書面反饋意見。 董事會同意召開臨時股東大會的，將在作出董事會決議後五日內發出召開股東大會的通知，通知中對原提議的變更，應徵得監事會的同意。 董事會不同意召開臨時股東大會，或者在收到提案後十日內未作出反饋的，視為董事會不能履行或者不履行召集股東大會會議職責，監事會可以自行召集和主持。

序號	原公司章程	現公司章程修訂稿
91.	第九十一條，規定： 監事會或者股東要求召集臨時股東大會或者類別股東會議，應當按照下列程序辦理： (一) 監事會，單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上(含百分之十)的股東，可以簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會或者類別股東會議，並闡明會議的議題。董事會在收到前述書面要求後應當儘快召集臨時股東大會或者類別股東會議。前述持股數按股東提出書面要求日計算。 (二) 如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，監事會應當召集和主持會議；監事會在隨後的三十日內沒有發出召集會議的通告，連續九十日以上單獨或者合計持有在該擬舉行的會議上有表決權的股份總數百分之十以上(含百分之十)的股東，可以在董事會收到該要求後四個月內自行召集會議，召集的程序應當盡可能與董事會召集股東會議的程序相同。	第一百零八條，規定： 股東要求召開臨時股東大會，應當按照下列程序辦理： (一) 單獨或者合計持有公司百分之十以上股份的股東，有權向董事會請求召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和公司章程的規定，在收到請求後十日內提出同意或不同意召開臨時股東大會的書面反饋意見； (二) 董事會同意召開臨時股東大會的，應當在作出董事會決議後的五日內發出召開股東大會的通知，通知中對原請求的變更，應當徵得相關股東的同意； (三) 董事會不同意召開臨時股東大會，或者在收到請求後十日內未作出反饋的，單獨或者合計持有公司百分之十以上股份的股東有權向監事會提議召開臨時股東大會，並應當以書面形式向監事會提出請求； (四) 監事會同意召開臨時股東大會的，應在收到請求後五日內發出召開股東大會的通知，通知中對原請求的變更，應當徵得相關股東的同意；

序號	原公司章程	現公司章程修訂稿
	監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，由公司給予必要協助，其所發生的合理費用，應當由公司承擔，並從公司欠付失職董事和監事的款項中扣除。	(五)監事會未在規定期限內發出股東大會通知的，視為監事會不召集和主持股東大會，連續九十日以上單獨或者合併持有公司百分之十以上股份的股東可以自行召集和主持。 其中，刪除的關於監事會召集臨時股東大會的內容已調整至第一百零七條。
92.		增加一條作第一百零九條，規定： 監事會或股東決定自行召集股東大會的，須書面通知董事會，並按適用的規定向有關主管部門辦理備案手續。在股東大會決議公告前，召集股東持股比例不得低於百分之十。
93.	第九十二條，規定： 董事會人數不足《公司法》規定的法定最低人數，或者公司未彌補虧損額達到股本總額的三分之一…	第一百一十條，規定： 董事會人數不足《公司法》規定的法定最低人數，或者公司未彌補虧損額達到實收股本總額的三分之一…

序號	原公司章程	現公司章程修訂稿
94.	第九十五條，規定： 股東大會由董事會召集的，董事長擔任會議主席；董事長因故不能出席會議的，應當由董事長指定的副董事長擔任會議主席；副董事長無法出席會議的，由二分之一以上的董事共同推舉一名董事擔任會議主席。 董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持，並由監事會主席擔任會議主席；監事會主席無法出席會議的，由二分之一以上的監事共同推舉一名監事擔任會議主席。 監事會不召集和主持股東大會的，連續九十日以上單獨或者合計持有公司股份總數百分之十以上(含百分之十)的股東可以自行召集股東大會，出席會議的股東可以推舉一人擔任會議主席。 通過以上途徑無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席。 臨時股東大會可以以通訊表決的方式進行。	第一百一十一條在原第九十五條規定的基礎上，修改為： 股東大會由董事長擔任會議主席並主持會議；董事長不能履行職務或不履行職務的，應當由副董事長(如公司有兩位副董事長，則由半數以上董事共同推舉的副董事長)擔任會議主席並主持會議，副董事長不能履行職務或不履行職務的，由半數以上的董事共同推舉的一名董事擔任會議主席並主持會議。 監事會自行召集的股東大會，由監事會主席擔任會議主席主持會議。監事會主席不能履行職務或不履行職務時，由半數以上監事共同推舉的一名監事擔任會議主席並主持會議。 股東自行召集的股東大會，由召集人推舉代表擔任會議主席並主持會議。召集人無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東(包括股東代理人)擔任會議主席並主持會議。 召開股東大會時，會議主席違反議事規則使股東大會無法繼續進行的，經現場出席股東大會有表決權過半數的股東同意，股東大會可以推舉一人擔任會議主席，繼續開會。

序號	原公司章程	現公司章程修訂稿
95.		增加一條作第一百十二條，規定： 對於監事會或股東自行召集的股東大會，董事會及董事會秘書將予配合。董事會應當提供股權登記日的股東名冊。
96.		增加一條作第一百一十三條，規定： 監事會或股東自行召集的股東大會，會議所必需的費用由公司承擔。
97.	第九十三條，規定： 董事候選人、監事候選人提名方法： (二)由公司職工代表出任的監事候選人由公司工會提名；	第一百一十四條，規定： 董事候選人、非由職工代表出任的監事候選人提名方法： 刪除原第(二)項
98.	第九十四條， 規定： 在股東大會上，除涉及公司商業秘密不能公開外，董事會和監事會應當對股東的質詢和建議做出答覆或說明。	第一百一十五條規定： 在股東大會上，除涉及公司商業秘密依法不能公開外，董事、監事、高級管理人員應當對股東的質詢和建議做出答覆或說明。
99.		原第九十六條、第九十七條、第九十八條分別順延作第一百一十六條、第一百一十七條、第一百一十八條

序號	原公司章程	現公司章程修訂稿
100.	第九十九條，規定： 股東大會應有會議記錄，由出席會議的董事及記錄員簽名，並作為公司檔案由董事會秘書保存。股東大會會議記錄的保存期限為五年。 股東大會會議記錄應記載以下內容： (一) 出席股東大會的有表決權的股份數，佔公司總股份的比例； (二) 召開會議的日期、地點； (三) 會議主持人姓名、會議議程； (四) 各發言人對每個審議事項的發言要點； (五) 每一表決事項的表決結果； (六) 股東的質詢意見、建議及董事會、監事會的答覆或說明等內容； (七) 股東大會認為和公司章程規定應當載入會議記錄的其他內容。	第一百一十九條，規定： 股東大會應有會議記錄，由出席會議的董事、監事、董事會秘書、召集人或其代表、會議主席及記錄員簽名。 股東大會會議記錄，由董事會秘書負責，應記載以下內容： (一) 會議時間、地點、議程和召集人姓名或名稱； (二) 會議主席以及出席或列席會議的董事、監事、高級管理人員姓名； (三) 出席會議的股東和代理人人數、所持有表決權的股份總數及佔公司股份總數的比例；出席股東大會的內資股股東(包括股東代理人)和H股股東(包括股東代理人)所持有表決權的股份數，各佔公司總股份的比例； (四) 對每一提案的審議經過、發言要點和表決結果(在記載表決結果時，還應當記載內資股股東和H股股東對每一決議事項的表決情況)； (五) 股東的質詢意見或建議以及相應的答覆或說明； (六) 計票人、監票人姓名；

序號	原公司章程	現公司章程修訂稿
		(七)股東大會認為及本章程規定應當載入會議記錄的其他內容。 其中刪除的關於保存期限的內容調整至第一百二十條。
101.	第一百條，規定： 會議記錄連同出席股東的簽名簿及代理出席的委托書，應當在公司住所保存。	第一百二十條，規定： 召集人應當保證會議記錄內容的真實、準確和完整。會議記錄連同現場出席股東的簽名冊及代理出席的委托書、其他方式表決情況的有效資料，應當在公司住所保存。股東大會會議記錄的保存期限為十年。
102.		刪除原第一百零一條的規定
103.		增加一條作為第一百二十一條，規定： 股東大會決議應當及時公告。提案未獲通過，或者本次股東大會變更前次股東大會決議的，應當在股東大會決議公告中作特別提示。

序號	原公司章程	現公司章程修訂稿
104.		增加一條作第一百二十二條，規定：股東大會通過有關董事、監事選舉提案的，新任董事、監事在股東大會通過之日就任。
105.		增加一條作第一百二十三條，規定：股東大會通過有關派現、送股或資本公積轉增股本提案的，公司將在股東大會結束後兩個月內實施具體方案。
106.		原第一百零二條至第一百零七條分別順延至第一百二十四條至第一百二十九條
107.	第一百零八條第三款，規定：為考慮修改任何類別股份的權利而召開的各類別股份股東會議(續會除外)的法定人數，須為該類別已發行股份最少三分之一的持有人。	第一百三十條第三款，規定：為考慮修改任何類別股份的權利而召開的各類別股東會議(續會除外)的法定人數，須為該類別的已發行股份至少三分之一的持有人。
108.		原第一百零九條至第一百一十一條分別順延至第一百三十一條至第一百三十三條

序號	原公司章程	現公司章程修訂稿
109.	第一百一十二條第一款，規定： 董事…可以連選連任。 第三款，規定： 董事長、副董事長由公司董事擔任… 可以連選連任。 第四款，規定： 董事無須持有公司股份。	第一百三十四條第一款，規定： 董事…可以連選連任。董事在任職期屆滿以前，股東大會不能無故解除其職務。 第二款另作一條，即第一百三十五條。 增加第三款，規定： 董事可以由高級管理人員兼任，但由高級管理人員兼任的董事，總計不得超過公司董事總數的二分之一。 第三款修改為： 董事會設董事長、副董事長，董事長、副董事長由公司董事擔任…可以連選連任。 第四款增加規定內容為： 董事為自然人，無須持有公司股份。
110.		原第一百一十二條第二款調整作為第一百三十五條
111.		增加一條作為第一百三十六條，規定： 董事任期從就任之日起計算，至本屆董事會任期屆滿時為止。
112.		原第一百一十三條順延為第一百三十七條

序號	原公司章程	現公司章程修訂稿
113.	第一百一十四條第一款，規定： (六) 制定公司增加或者減少註冊資本的方案以及發行公司債券的方案； (七) 擬定公司合併、分立、解散的方案； (九) 聘任或者解聘公司首席執行官，根據首席執行官的提名，聘任或者解聘公司董事會秘書、首席營運官、首席財務官以及常務執行委員等高級管理人員，決定其報酬事項； (十二) 在股東大會授權範圍內，決定公司的重大投資、資產抵押及其他擔保事項； 第二款規定： 董事會做出前款決議事項，除第(六)、(七)，(十一)項必須由三分之二以上的董事表決同意外，其餘可以由半數以上的董事表決同意。	第一百三十八條第一款，規定： (六) 制定公司增加或者減少註冊資本的方案、發行公司債券或者其他證券及上市方案； (七) 擬定公司重大收購、收購本公司股票或者合併、分立、解散及變更公司形式的方案； (九) 根據董事長的提名，聘任或者解聘公司高級管理人員，決定其報酬事項及獎懲事項； 增加第(十二)項，規定： (十二) 管理公司信息披露事項； 原第(十二)項順延為第(十三)項，規定： (十三) 在股東大會授權範圍內，決定公司的重大投資、收購出售資產、資產抵押、對外擔保事項、委托理財、關聯交易等事項； 第二款規定： 董事會做出前款決議事項，除第(六)、(七)、(十一)項及對外擔保事項必須由三分之二以上的董事表決同意外，其餘由半數以上的董事表決同意。

序號	原公司章程	現公司章程修訂稿
114.		增加一條作第一百三十九條，規定：董事會應當確定對外投資、收購出售資產、資產抵押、對外擔保事項、委托理財、關聯交易的權限，建立嚴格的審查和決策程序；重大投資項目應當組織有關專家、專業人員進行評審，並報股東大會批准。 本條所稱的「重大投資項目」是指根據公司適用的不時進行修訂的《上市規則》中規定的資產比率、代價比率、盈利比率、收益比率及股本比率(以下簡稱「五項比率」)的任意一項計算在百分之二十五以上的各項投資。 對於五項比率的任何一項計算均低於百分之二十五的各項投資事宜決策權由股東大會授權董事會行使。
115.		原第一百一十七條調整為第一百四十條
116.		原第一百一十五第調整至第一百四十一條並修改為： 公司董事會應當就註冊會計師對公司財務報告出具的非標準審計意見向股東大會做出說明。
117.	第一百一十六條，規定： 董事會制訂董事會議事規程，以確保董事會的工作效率和科學決策。	第一百四十二條，規定： 董事會制訂董事會議事規則，以確保董事會的工作效率和科學決策。

序號	原公司章程	現公司章程修訂稿
118.	第一百一十八條第二款，規定： 董事長不能履行職權時，可以由董事長指定副董事長代行其職權。	第一百四十三條第二款修改為： 公司副董事長協助董事長工作，董事長不能履行職務或者不履行職務的，由副董事長履行職務(公司有兩位副董事長的，由半數以上董事共同推舉的副董事長履行職務)；副董事長不能履行職務或者不履行職務的，由半數以上董事共同推舉一名董事履行職務。
119.	第一百一十九條 第二款第(五)項，規定： 持有公司有表決權的股份總數百分之十以上(含百分之十)的股東提議時	第一百四十四條第二款第(五)項規定： 代表公司有表決權的股份總數百分之十以上的股東提議時
120.	第一百二十第二款，規定： 如有本章程第一百一十九條第二款第(二)、(三)、(四)、(五)項規定的情形，董事長不能履行職責時，應當指定一名副董事長代其召集臨時董事會會議；董事長無故不履行職責，亦未指定具體人員代其行使職責的，可由副董事長負責召集會議；副董事長不能或者不履行職責的，二分之一以上的董事共同推舉一名董事負責召集會議。	原第一百二十條順延為第一百四十五條，刪除的內容已調整至第一百四十三條第二款的內容
121.		原第一百二十一條、第一百二十二條分別順延為第一百四十六條、第一百四十七條

序號	原公司章程	現公司章程修訂稿
122.		增加一條作為第一百四十八條，規定： 董事與董事會會議決議事項所涉及的企業有關聯關係的，不得對該項決議行使表決權，也不得代理其他董事行使表決權。該董事會會議由過半數的無關聯關係董事出席即可舉行，董事會會議所作決議須經無關聯關係董事過半數通過。出席董事會的無關聯董事人數不足三人的，應將該事項提交股東大會審議。
123.		原第一百二十三條、第一百二十四條分別順延為第一百四十九條、第一百五十條
124.	第一百二十五第二款，規定： 董事會會議記錄作為公司檔案由董事會秘書保存。 董事會記錄的保管期限為五年。	第一百五十一條第二款，規定： 董事會會議記錄作為公司檔案由董事會秘書保存在公司住所。 董事會記錄的保管期限為十年。
125.	第一百二十六條第二款，規定： (五) 每一決議事項的表決方式和結果，表決結果應載明贊成、反對或棄權的票數。	第一百五十二條第二款，規定： (五) 每一決議事項的表決方式和結果，表決結果應載明贊成、反對的票數。
126.		原第一百二十七條順延為第一百五十三條，且第一款增加一項規定： (四) 法律、行政法規及公司章程規定的其他人員。

序號	原公司章程	現公司章程修訂稿
127.	第一百二十八條，規定： 公司設立一個審計委員會。審計委員會向董事會報告並負責。審計委員會必須根據董事會隨時決定的職責範圍行事以及擁有董事會隨時決定的其他責任及權力。 審計委員會成員應由董事會從公司的董事中任命，由由三至七名董事組成。	第一百五十四條，規定： 公司董事會下設審計委員會、薪酬委員會、提名委員會等專業委員會。各專業委員會對董事會負責。
128.		原第一百二十九條至第一百三十一條分別順延為第一百五十五條至第一百五十七條
129.		原第一百三十二條順延為第一百五十八條
130.	第一百三十三條第三款，規定： 監事會主席不能履行職責時，由二分之一以上的監事共同推舉一名監事代行其職權。	第一百五十九條第三款，規定： 監事會主席不能履行職務或者不履行職務的，由二分之一以上的監事共同推舉一名監事召集和主持監事會會議。
131.	第一百三十四條，規定： …職工代表出任的監事由公司職工民主選舉和罷免…	第一百六十條，規定： …職工代表出任的監事由公司職工通過職工代表大會或者其他形式民主選舉和罷免…
132.	第一百三十五條，規定： 公司董事、首席執行官和其他高級管理人員不得兼任監事。	第一百六十一條，規定： 公司董事和高級管理人員不得兼任監事。
133.		原第一百三十六條、第一百三十七條分別調整至第一百九十二條、第一百九十三條

序號	原公司章程	現公司章程修訂稿
134.	第一百三十八條，規定： 監事會每年至少召開二次會議，由監事會主席負責召集。	第一百六十二條，規定： 監事會每六個月至少召開一次會議，由監事會主席負責召集。監事可以提議召開臨時監事會會議。
135.	第一百三十九條第一款，規定： (一)檢查公司的財務； (二)對公司董事、首席執行官和其他高級管理人員執行公司職務時違反法律、行政法規或者公司章程的行為進行監督； … (五)提議召開臨時股東大會； (六)代表公司與董事交涉或者對董事起訴； (七)公司章程規定的其他職權。 監事列席董事會會議。	第一百六十三條第一款，規定： 增加一項為： (一)應當對董事會編制的公司定期報告進行審核並提出書面審核意見； 原第(一)項順延為第(二)項 原第(二)項順延為第(三)項並修改為： (三)對公司董事和高級管理人員執行公司職務的行為進行監督，對違反法律、行政法規、公司章程或者股東大會決議的董事和高級管理人員提出罷免的建議； 原第(五)項順延為第(六)項修改為： (六)提議召開臨時股東大會，在董事會不履行《公司法》規定的召集和主持股東大會職責時召集和主持股東大會； 增加三項規定如下： (七)向股東大會提出提案；

序號	原公司章程	現公司章程修訂稿
		(八)依照《公司法》第一百五十二條的規定，對董事、高級管理人員提起訴訟； (九)發現公司經營情況異常，可以進行調查；必要時，可以聘請會計師事務所、律師事務所等專業機構協助其工作； 原第(七)項順延為第(十)項 第三款修改為： 監事可以列席董事會會議，並對董事會決議事項提出質詢或者建議。
136.		第一百六十四條，在原第一百四十條內容的基礎上增加第三款，規定： 監事會制定監事會議事規則，明確監事會的議事方式和表決程序，以確保監事會的工作效率和科學決策。
137.		原第一百四十一條順延為第一百六十五條
138.	第一百四十二，規定： 監事會會議應有記錄…監事會會議記錄作為公司檔案由董事會秘書保存，保存期限為五年。	第一百六十六條規定： 監事會應當將所議事項的決定做成會議記錄，…監事會會議記錄作為公司檔案保存在公司住所，保存期限為十年。
139.		原第一百四十三條調整至第一百九十一條

序號	原公司章程	現公司章程修訂稿
140.	第一百四十四條， 規定： 公司設執行委員會…首席執行官主持並領導執行委員會工作。	第一百六十七條，規定： 公司設執行委員會…董事長或首席執行官主持並領導執行委員會工作。
141.	第一百四十五條，規定： 公司設首席執行官一名(除非特別說明，本章程中COO的相關職權與義務與《公司法》、《必備條款》中「經理」相同)，由董事會聘任或解聘。首席執行官每屆任期三年，連聘可以連任。	第一百六十八條，規定： 公司設首席執行官一名，由董事會聘任或解聘。首席執行官每屆任期三年，連聘可以連任。
142.	第一百四十六條第一款，規定： (一)…政策和發展規劃； … (三)擬定公司內部機構設置方案； … (五)制定公司的基本規章制度； … (七)提請董事會聘任或解聘董事會秘書、首席營運官、首席財務官以及其他常務執行委員等高級管理人員；	第一百六十九條第一款，規定： (一) …政策和發展規劃，並向董事會報告； … (三) 擬定公司內部管理機構設置方案； … (五) 擬訂公司的基本規章制度； … (七) 聘任或解聘除應由董事會聘任或解聘以外的管理人員，確定其考核薪酬；
143.		增加一條作為第一百七十條，規定： 執行委員會應制訂執行委員會工作細則，報董事會批准後實施。

序號	原公司章程	現公司章程修訂稿
144、		增加一條作為第一百七十一條，規定： 執行委員會工作細則包括以下內容： (一) 執行委員會會議召開的條件、程序和參加的人員； (二) 執行委員會成員各自具體的職責及其分工； (三) 公司資金、資產運用，簽訂重大合同的權限，以及向董事會、監事會的報告制度； (四) 董事會認為必要的其他事項。
145.		原第一百四十七條、第一百四十八條分別順延為第一百七十二條、第一百七十三條
146.	第一百四十九條，規定： …一名。首席營運官…連聘可以連任。	第一百七十四條，規定： …一名，首席營運官即公司總經理。首席營運官…連聘可以連任。
147.		原第一百五十條、第一百五十一條順延為第一百七十五條、第一百七十六條
148.	第一百五十二條， 規定： 公司根據業務需要，設立其他常務執行委員。常務執行委員對首席執行官負責。	第一百七十七條，規定： 執行委員會設主任委員一名，副主任委員五到九名，董事長或首席執行官擔任主任委員。

序號	原公司章程	現公司章程修訂稿
149.	第十四章標題 高級管理人員的資格和義務。	第十四章標題 公司董事、監事、高級管理人員的資格和義務。
150.		第一百七十八條第一款，增加一項(八)，規定： (八) 被中國證監會處以證券市場禁入處罰，期限未滿的； 原第(八)、第(九)項順延為第(九)、第(十)項。 增加第二款，規定： 違反本條規定選舉、委派或者聘任董事、監事、高級管理人員的，該選舉、委派或者聘任無效。董事、監事、高級管理人員在任職期間出現本條情形的，公司解除其職務。
151.		原第一百五十四條順延為第一百七十九條
152.		增加一條作為第一百八十條，規定： 在公司控股股東、實際控制人單位擔任除董事以外其他職務的人員，不得擔任公司的高級管理人員。
153.		原第一百五十五條至第一百六十三條別順延為第一百八十一至第一百八十九條

序號	原公司章程	現公司章程修訂稿
154.	第一百六十四條 第一百六十五條 第一百六十六條第一款，規定： 如因董事的辭職導致公司董事會低於法定最低人數時，該董事的辭職報告應當在下任董事填補因其辭職產生的缺額後方能生效。 第一百六十七條，規定： 任期尚未結束的董事，對因其擅自離職使公司造成的損失，應當承擔賠償責任。	原第一百六十四條、第一百六十五條、第一百六十六條、第一百六十七條合併為第一百九十條並修改為： 第一款為原第一百六十四條規定的內容； 第二款為原第一百六十五條規定的內容並修改為： …提交書面辭職報告。董事會將在兩日內披露有關情況。 第三款為原第一百六十六條第一款規定的內容並修改為： 如因董事的辭職導致公司董事會低於法定最低人數時，在改選出的董事就任前，原董事仍應當依照法律、行政法規、部門規章和本章程規定，履行董事職務。 第四款為原第一百六十六條第二款規定的內容； 第五款為原第一百六十七條規定的內容。
155.		原第一百四十三條調整為第一百九十一條，並修改為： 監事應當遵守法律、行政法規和公司章程的規定，忠實履行監督職責，不得利用職權收受賄賂或者其他非法收入，不得侵佔公司的財產。

序號	原公司章程	現公司章程修訂稿
156.		原第一百三十六條調整為第一百九十二條；原第一百三十七條調整為第一百九十三條
157.		增加一條作為第一百九十四條，規定： 監事任期屆滿未及時改選，導致監事會成員低於法定人數的，在改選出的監事就任前，原監事仍應當依照法律、行政法規和本章程的規定，履行監事職務。
158.		原第一百六十八條至第一百七十三條的規定順延為第一百九十五條至第二百條
159.	第一百七十四條，規定： 公司董事、監事、首席執行官和其它高級管理人員…公司有權採取以下措施： (一)要求有關董事、監事、首席執行官和其它高級管理人員賠償由於其失職給公司造成的損失； (二)撤銷任何由公司與有關董事、監事、首席執行官和其它高級管理人員…公司與第三人當第三人明知或者理應知道代表公司的董事、監事、首席執行官和其它高級管理人員…交易；	第二百零一條，規定： 公司董事、監事、高級管理人員…公司有權採取以下措施： (一)要求有關董事、監事、高級管理人員賠償由於其失職給公司造成的損失； (二)撤銷任何由公司與有關董事、監事、高級管理人員…公司與第三人當第三人明知或者理應知道代表公司的董事、監事、高級管理人員…交易；

序號	原公司章程	現公司章程修訂稿
	(三)要求有關董事、監事、首席執行官和其它高級管理人員交出…收益；	(三)要求有關董事、監事、高級管理人員交出…收益；
	(四)追回有關董事、監事、首席執行官和其它高級管理人員收受的…傭金；	(四)追回有關董事、監事、高級管理人員收受的…傭金；
	(五)要求有關董事、監事、首席執行官和其它高級管理人員退還…利息。	(五)要求有關董事、監事、高級管理人員退還…利息。
160.		原第一百七十五條、第一百七十六條分別順延為第二百零二條、第二百零三條
161.	第十五章標題 財務會計制度與利潤分配	第十五章標題 財務會計制度、利潤分配與審計
162.		原第一百七十七條、第一百七十八條順延為第二百零四條、第二百零五條
163.	第一百七十九條第一款，規定： 公司應當在每一會計年度終了一百二十天內製作財務報告…財務會計報告按照有關法律、法規的規定進行編制。	第二百零六條，規定： 公司在每一會計年度結束之日起四個月內向中國證監會和證券交易所報送和公布年度財務會計報告，在每一會計年度前六個月結束之日起二個月內向中國證監會派出機構、證券交易所報送和公布半年度財務會計報告，在每一會計年度前三個月和前九個月結束之日起的一個月內向中國證監會派出機構、證券交易所報送和公布季度財務會計報告。 上述財務會計報告按照有關法律、行政法規及部門規章的規定進行編制。

序號	原公司章程	現公司章程修訂稿
164.	第一百七十九條第一款，規定： …製作財務報告，並依法經審查驗證。財務報告按照有關法律、法規的規定進行編制。	第二百零七條第一款，規定： 公司年度財務報告，須依法經審查驗證。 第二款、第三款為原第一百七十九條第二款、三款的內容
165.		原第一百八十條至第一百八十三條順延為第二百零八至第二百一十一條
166.	第一百八十四條，規定： 公司每一會計年度公布兩次財務報告，即在一會計年度的前六個月結束後的六十天內公布中期財務報告，會計年度結束後的一百二十天內公布年度財務報告。	因該條內容已包括在第二百零七條中，該條刪除
167.		原第一百八十五條順延為第二百一十二條
168.	第一百八十六條第二款，規定： …可以不再提取。提取法定公積金後，是否提取任意公積金由股東大會決定。公司不得在彌補公司虧損和提取法定公積金之前向股東分配利潤。	第二百一十三條第二款，規定： …可以不再提取。公司的法定公積金不足以彌補以前年度虧損的，在依照前款規定提取法定公積金之前，應當先用當年利潤彌補虧損。公司從稅後利潤中提取法定公積金後，是否提取任意公積金由股東大會決定。

序號	原公司章程	現公司章程修訂稿
		第三款，規定： 公司彌補虧損和提取公積金後所餘稅後利潤，按照股東持有的股份比例分配。 第四款，規定： 股東大會違反前款規定，在公司彌補虧損和提取法定公積金之前向股東分配利潤的，股東必須將違反規定分配的利潤退還公司。 第五款，規定： 公司持有的本公司股份不參與分配利潤。
169.		原第一百八十七條至第一百九十一條順延為第二百一十四條至第二百一十八條
170.	第一百九十二條 第一款，規定： 公司向內資股股東支付…三個月內…公司向外資股股東支付…三個月內以外幣支付。 第三款，規定： 關於行使權力沒收未領取的股息，該項權力只可於宣派股息日期後六年或以後行使。	第二百一十九條 第一款，規定： 公司股東大會對利潤分配方案作出決議後，公司董事會須在股東大會召開後兩個月內完成股利（或股份）的派發事項。 第二款，規定： 公司向內資股股東…兩個月內…支付…公司向外資股股東支付…兩個月內…支付。

序號	原公司章程	現公司章程修訂稿
		第三款，規定： 關於行使權力沒收本條第三款規定未領取的股息，該項權力只可於宣派股息日期後六年或以後行使。
171.		原第一百九十三條、第一百九十四條順延為第二百二十條至第二百二十一條
172.	第一百九十五條，規定： 公司實行內部稽核制度，配備專職稽核人員，對公司及其投資控股公司的財務收支活動和經營活動進行內部稽核監督。	第二百二十二條，規定： 公司實行內部審計制度，配備專職審計人員，對公司財務收支和經濟活動進行內部審計監督。
173.	第一百九十六條，規定： 公司內部稽核制度和稽核人員的職責，應當經董事會批准後實施。	第二百二十三條，規定： 公司內部審計制度和審計人員的職責，應當經董事會批准後實施。審計負責人向董事會負責並報告工作。
174.	第一百九十七條，規定： 公司高級管理人員離任時，公司對其進行離任稽核。	第二百二十四條，規定： 公司高級管理人員離任時，公司對其進行離任審計。
175.		原第一百九十八條、第一百九十九條分別順延為第二百二十五條、第二百二十六條
176.	第二百條，規定： 公司通知以專人送出的…公司通知以郵件送出的，郵件發出日期為送達日期…為證。	第二百二十七條，規定： 公司通知以專人送出的…公司通知以郵件送出的，自交付郵局之日起第三個工作日為送達日期…為證。
177.		原第七十五條與第二百零一條的內容重合，合併後順延為第二百二十八條

序號	原公司章程	現公司章程修訂稿
178.	第二百零二條，規定： 公司應當聘用符合國家有關規定的、獨立的會計師事務所，審計公司的年度財務報告，並審核公司的其他財務報告。 公司的首任會計師事務所可以由創立大會在首次股東年會前聘任，該會計師事務所的任期在首次股東年會結束時終止。 創立大會不行使前款規定的職權時，由董事會行使該職權。	第二百二十九，規定： 公司應當聘用符合國家有關規定的、獨立的會計師事務所進行會計報表審計、公司的年度財務報告審計、其他財務報告審核、淨資產驗證及其他相關業務的咨詢服務等業務。 刪除了第二款、第三款的規定
179.	第二百零三條，規定： 公司…時止。	第二百三十條，規定： 公司…時止，可以續聘。
180.		原第二百零四條至第二百零八條順延為第二百三十一條至第二百三十五條
181.	第二百零九條，規定： 公司解聘或者不再續聘會計師事務所，應當提前事先通知…有無不當情事。	第二百三十六條，規定： 公司解聘或者不再續聘會計師事務所，應當提前十天事先通知…有無不當情事。
182.		原第二百一十條至第二百一十二條順延為第二百三十七條至第二百三十九條
183.	第二百一十二條第二款，規定： 公司…三次	第二百三十九條刪除第二款的規定，原第三款，第四款變更為第二款，第三款

序號	原公司章程	現公司章程修訂稿
184.	第二百一十三條第三、第四款，規定： 公司分立各方的資產、債權、債務的處理，通過簽訂合同加以明確規定。 公司分立前的債務按所達成的協議由分立後的公司承擔。	第二百四十條第三款，規定： 公司分立前的債務由分立後的公司承擔連帶責任。但是公司在分立前與債權人就債務清償達成的書面協議另有約定的除外。
185.	第二百一十四條，規定： 債權人…自第一次公告之日起九十日內…分立。	第二百四十一條，規定： 債權人…自第一次公告之日起四十五日內…分立。
186.		原第二百一十五條、第二百一十六條順延為第二百四十二條、第二百四十三條
187.	第二百一十七條第一款，規定： (四)公司違反法律、行政法規被依法責令關閉。	第二百四十四條第一款，規定： (四)依法被吊銷營業執照、責令關閉或者被撤銷。 增加第(五)項：公司經營管理發生嚴重困難，繼續存續會使股東利益受到重大損失，通過其他途徑不能解決的，持有公司全部股東表決權百分之十以上的股東，可以請求人民法院解散公司。

序號	原公司章程	現公司章程修訂稿
188.	第二百一十八條 規定： 公司因前條(一)項規定解散的，應當在十五日之內成立清算組，並由股東大會以普通決議的方式確定其人選。 公司因有本節前條(二)項情形而解散的，清算工作由合併或者分立各方當事人依照合併或者分立時簽訂的合同辦理。 公司因前條(三)項規定解散的，由人民法院依照有關法律的規定，組織股東、有關機構及有關專業人員成立清算組，進行清算。 公司因前條(四)項規定解散的，由有關主管機關組織股東、有關機構及有關專業人員成立清算組，進行清算。	第二百四十五條，規定： 公司因前條(一)、(三)、(四)、(五)項規定解散的，應當在十五日之內成立清算組，並由股東大會以普通決議的方式確定其人選。逾期不成立清算組進行清算的，債權人可以申請人民法院指定有關人員組成清算組，進行清算。 公司因有本節前條(二)項情形而解散的，清算工作由合併或者分立各方當事人依照合併或者分立時簽訂的合同辦理。
189.		原第二百一十九條順延為第二百四十六條
190.	第二百二十條第二款，規定： 債權人…自第一次公告之日起九十日內…進行登記。	第二百四十七條 第二款，規定： 債權人…，自第一次公告之日起四十五日內…進行登記。 增加第三款，規定： 在申報債權期間，清算組不得對債權人進行清償。

序號	原公司章程	現公司章程修訂稿
191.	第二百二十一條，規定： (四)清理所欠稅款；	第二百四十八條第二款，規定： (四)清理所欠稅款以及清算過程中產生的稅款；
192.	第二百二十二條，規定： 第一款： 清算組…並報股東大會或者有關主管機構確認。 第二款： (二)支付公司職工工資和勞動保險費用； … 第四款： 清算期間，公司不得開展新的經營活動	第二百四十九條，規定： 第一款： 清算組…並報股東大會、人民法院或者有關主管機構確認 第二款： (二)支付公司職工工資、社會保險費用和法定補償金； … 第四款： 清算期間，公司存續，但不得開展與清算無關的經營活動
193.		原第二百二十三條至第二百二十五條順延為第二百五十條至第二百五十二條
194.		增加一條作為第二百五十三條，規定： 公司被依法宣告破產的，依照有關企業破產的法律實施破產清算。
195.		原第二百二十六條、第二百二十七條分別順延為第二百五十四條、第二百五十五條
196.	第二百二十八條，規定： 股東大會決議…涉及《到境外上市公司章程必備條款》…經中國保險監督管理委員會和國務院證券主管機構批准後生效…登記。	第二百五十六條，規定： 股東大會決議…涉及《必備條款》…經中國證監會批准後生效…登記。

序號	原公司章程	現公司章程修訂稿
197.	第二百二十九條，規定： 董事會…和中國保險監督管理委員會、國務院證券主管機構…修改公司章程。	第二百五十七條，規定： 董事會…和有關主管機關…修改公司章程。
198.		原第二百三十條順延為第二百五十八條
199.	第二百三十一條第一款，規定： (一) 凡境外…境外上市外資股股東與公司董事、監事、首席執行官或者其他高級管理人員之間…提交仲裁解決。 前述爭議…如果其身份為公司或公司股東、董事、監事、首席執行官或者其他高級管理人員…可以不用仲裁方式解決。	第二百五十九條第一款，規定： (一) 凡境外…境外上市外資股股東與公司董事、監事、高級管理人員之間…提交仲裁解決。 (二) 前述爭議…如果其身份為公司或公司股東、董事、監事、高級管理人員…可以不用仲裁方式解決。
200.		增加一條作為第二百六十條，規定： 在本章程中，關聯關係是指公司控股股東、實際控制人、董事、監事、高級管理人員與其直接或者間接控制的企業之間的關係，以及可能導致公司利益轉移的其他關係。
201.		增加一條作為第二百六十一條，規定： 在本章程中，除非另有特別説明，「證券交易所」指香港聯交所、上海證券交易所。 在本章程中，「中國證監會」是指中國證券監督管理委員會，「中國保監會」是指中國保險監督管理委員會。

序號	原公司章程	現公司章程修訂稿
202.	第二百三十二條，規定： 董事會可依照章程的規定，制訂章程細則。章程細則不得與章程的規定相抵觸。 章程由公司董事會負責解釋。	第二百六十二條，刪除原第二百三十二條的第一款，保留第二款規定。
203.		原第二百三十三條、第二百三十四條、第二百三十五條分別順延為第二百六十三條、第二百六十四條、第二百六十五條
204.	第二百三十六條，規定： 自本章程實施之日起，凡與本章程有衝突的，以本章程為準。	刪除該規定
205.		增加一條作為第二百六十六條，規定： 本章程附件包括股東大會議事規則、董事會議事規則和監事會議事規則。

206. 原公司章程之附件：

中國平安保險(集團)股份有限公司
持有發起人股股東持股情況

序號	股東名稱	持股數	其中發起人股數
1	深圳市投資控股有限公司	543,181,445	543,181,445
2	深圳市新豪時投資發展有限公司	389,592,366	276,495,472
3	源信行投資有限公司	380,000,000	269,690,812
4	寶華集團有限公司	332,526,844	200,907,380
5	深圳市深業投資開發有限公司	301,585,684	242,784,220
6	廣州市恒德貿易發展有限公司	200,000,000	141,922,896
7	深圳市立業集團有限公司	176,000,000	176,000,000
8	廣東新策科技發展有限公司	132,916,884	94,338,002
9	上海滙華實業有限公司	113,800,000	63,020,350
10	深圳登峰投資集團有限公司	81,880,000	70,355,160
11	天津市世紀和平置業有限責任公司	39,960,000	39,960,000
12	發起人轉為境外上市(H股)		72,955,249
	合計	2,691,443,223	2,191,610,986

修改為：

中國平安保險(集團)股份有限公司
持有發起人股股東持股情況

序號	股東名稱	持股數	其中發起人股數
1	深圳市投資控股有限公司	543,181,445	543,181,445
2	深圳市新豪時投資發展有限公司	389,592,366	276,495,472
3	源信行投資有限公司	380,000,000	269,690,812
4	深圳市深業投資開發有限公司	301,585,684	242,784,220
5	廣州市恒德貿易發展有限公司	200,000,000	141,922,896
6	深圳市立業集團有限公司	176,000,000	176,000,000
7	上海滙業實業有限公司	166,800,000	166,800,000
8	廣東新策科技發展有限公司	132,916,884	94,338,002
9	寶華集團有限公司	115,726,844	34,107,380
10	上海滙華實業有限公司	113,800,000	63,020,350
11	深圳登峰投資集團有限公司	81,880,000	70,355,160
12	天津市世紀和平置業有限責任公司	39,960,000	39,960,000
13	發起人轉為境外上市(H股)		72,955,249
	合計	2,641,443,223	2,191,610,986

股東大會議事規則說明

根據《章程指引》等相關法律、行政法規、部門規章及其他規範性文件和公司章程的規定，本公司制定了《中國平安保險(集團)股份有限公司股東大會議事規則》。股東大會議事規則自臨時股東大會批准通過，並須獲得有關監管部門的批准(如適用)，於發行的A股上市之日起生效。

中國平安保險(集團)股份有限公司
股東大會議事規則

總則

第一條 為維護中國平安保險(集團)股份有限公司(以下簡稱「公司」或「本公司」)、股東及債權人的合法權益，規範公司股東大會的組織和行為，根據《中華人民共和國公司法》(以下簡稱「《公司法》」)、《上市公司章程指引(2006年修訂)》、《上市公司股東大會規則》(2006年發布)、《中國平安保險(集團)股份有限公司章程》(以下簡稱「《公司章程》」)以及其他相關法律、行政法規，制訂本議事規則。

第一章 股東大會的一般規定

第二條 股東大會是公司的權力機構，依法行使職權。

第三條 股東大會行使下列職權：

(一) 決定公司的經營方針和投資計劃；

(二) 選舉和更換董事，決定有關董事的報酬事項；

(三) 選舉和更換非由職工代表出任的監事，決定有關監事的報酬事項；

(四) 審議批准董事會的報告；

(五) 審議批准監事會的報告；

(六) 審議批准公司的年度財務預算方案、決算方案；

(七) 審議批准公司的利潤分配方案和彌補虧損方案；

(八) 對公司增加或者減少註冊資本做出決議；

(九) 對公司合併、分立、解散和清算等事項做出決議；

(十) 對公司發行債券做出決議；

(十一) 對公司聘用、解聘或者不再續聘會計師事務所做出決議；

(十二) 修改公司章程；

(十三) 審議單獨或合併持有公司有百分之三以上股份的股東的提案；

(十四) 審議公司在一年內購買、出售重大資產超過公司最近一期經審計總資產百分之三十的事項；

(十五) 審議批准變更募集資金用途事項；

(十六) 審議股權激勵計劃；

(十七) 審議批准公司下列對外擔保事項：

1. 本公司及本公司控股子公司的對外擔保總額，達到或超過最近一期經審計淨資產的百分之五十以後提供的任何擔保；

2. 本公司的對外擔保總額，達到或超過最近一期經審計總資產的百分之三十以後提供的任何擔保；

3. 為資產負債率超過百分之七十的擔保對象提供的擔保；

4. 單筆擔保額超過最近一期經審計淨資產百分之十的擔保；

5. 對股東、實際控制人及其關聯方提供的擔保。

(十八) 法律、行政法規、部門規章、上市規則或《公司章程》規定應當由股東大會做出決議的其他事項。

第四條 股東大會分為股東年會和臨時股東大會。股東大會由董事會召集。股東年會每年召開一次，並應於上一個會計年度完結之後的六個月之內舉行。

有下列情形之一的，公司應在自事實發生之日起兩個月內召開臨時股東大會：

(一) 董事人數不足《公司法》規定的人數或者少於《公司章程》所定人數的三分之二時；

(二) 公司未彌補虧損達實收股本總額的三分之一時；

(三) 單獨或者合併持有公司百分之十以上股份的股東要求時；

(四) 董事會認為必要或者監事會提議召開時；

(五) 兩名以上獨立董事提議召開時；

(六) 法律、行政法規、部門規章及《公司章程》規定的其他情形。

第二章　股東大會的召集

第五條　董事會應當按照《公司章程》、本議事規則的規定召集股東大會。

第六條　獨立董事有權向董事會提議召開臨時股東大會，並應當以書面形式向董事會提出。對獨立董事要求召開臨時股東大會的提議，董事會應當根據法律、行政法規和《公司章程》的規定，在收到提議後的十日內提出同意或不同意召開臨時股東大會的書面反饋意見。

董事會同意召開臨時股東大會的，將在作出董事會決議後的五日內發出召開股東大會的通知；董事會不同意召開臨時股東大會的，將說明理由並公告。

第七條　監事會有權向董事會提議召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和《公司章程》的規定，在收到提案後十日內提出同意或不同意召開臨時股東大會的書面反饋意見。

董事會同意召開臨時股東大會的，將在作出董事會決議後五日內發出召開股東大會的通知，通知中對原提議的變更，應徵得監事會的同意。

董事會不同意召開臨時股東大會，或者在收到提案後十日內未作出反饋的，視為董事會不能履行或者不履行召集股東大會會議職責，監事會可以自行召集和主持。

第八條　股東要求召集臨時股東大會，應當按照下列程序辦理：

(一)　單獨或者合計持有公司百分之十以上股份的股東，有權向董事會請求召開臨時股東大會，並應當以書面形式向董事會提出。董事會應當根據法律、行政法規和《公司章程》的

規定，在收到請求後十日內提出同意或不同意召開臨時股東大會的書面反饋意見；

（二） 董事會同意召開臨時股東大會的，應當在董事會決議後的五日內發出召開股東大會的通知，通知中對原請求的變更，應當徵得相關股東的同意；

（三） 董事會不同意召開臨時股東大會，或者在收到請求後十日內未作出反饋的，單獨或者合計持有公司百分之十以上股份的股東有權向監事會提議召開臨時股東大會，並應當以書面形式向監事會提出請求；

（四） 監事會同意召開臨時股東大會的，應在收到請求後五日內發出召開股東大會的通知，通知中對原請求的變更，應當徵得相關股東的同意；

（五） 監事會未在規定期限內發出股東大會通知的，視為監事會不召集和主持股東大會，連續九十日以上單獨或者合併持有公司百分之十以上股份的股東可以自行召集和主持。

第九條 監事會或股東決定自行召集股東大會的，須書面通知董事會，並按適用的規定向有關主管部門辦理備案手續。在股東大會決議公告前，召集股東持股比例不得低於百分之十。

第十條 對於監事會或股東自行召集的股東大會，董事會及董事會秘書將予配合。董事會應當提供股權登記日的股東名冊。

第十一條 監事會或股東自行召集的股東大會，會議所必需的費用由公司承擔。

第三章　股東大會的提案與通知

第十二條　股東大會提案應當符合下列條件：

（一）　內容與法律、法規的規定不相抵觸，並且屬於公司經營範圍和股東大會職責範圍；

（二）　有明確議題和具體決議事項；

（三）　以書面形式提交或送達召集人。

第十三條　召集人應當以公司和股東的最大利益為行為準則，按照本議事規則第十二條的規定對股東大會提案進行審查。召集人決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和說明。

第十四條　公司召開股東大會會議，董事會、監事會以及單獨或合計持有公司百分之三以上股份的股東，有權以書面形式向公司提出提案，公司應當將提案中屬於股東大會職責範圍內的事項，列入該次會議的議程。

單獨或合計持有公司百分之三以上股份的股東，可以在股東大會召開十日前提出臨時提案並書面提交召集人。召集人應當在收到提案後兩日內發出股東大會補充通知，公告臨時提案的內容。

除前款規定外，召集人在發出股東大會通知公告後，不得修改股東大會通知中已列明的提案或增加新的提案。

第十五條　股東大會通知中未列明或不符合本議事規則規定的提案，股東大會不得進行表決並作出決議。

第十六條　提出議案的股東對董事會不將其提案列入股東大會議程的決定持有異議的，可以按照本議事規則第八條的規定程序要求召開臨時股東大會。

第十七條 董事候選人、非由職工代表出任的監事候選人提名方法：

(一) 董事候選人和監事候選人，在章程規定的人數範圍內，按照擬選任的人數，可以分別由董事會、監事會提出董事、監事的建議名單；

(二) 由提名委員會對董事、監事候選人的任職資格和條件進行初步審核，合格人選提交董事會、監事會審議。經董事會、監事會決議通過後，以書面提案的方式向股東大會提出董事、監事候選人。董事會、監事會應當向股東提供候選董事、監事的簡歷和基本情況；

(三) 股東大會對每一個董事、監事候選人逐個進行表決；

(四) 遇有臨時增補董事、監事的，由董事會、監事會提出，建議股東大會予以選舉或更換。

第十八條 公司召開股東大會，應當於會議召開四十五日前發出書面通知，將會議擬審議的事項以及開會的日期和地點告知所有在冊股東。擬出席股東大會的股東，應當於會議召開二十日前，將出席會議的書面回覆送達公司。

第十九條 公司根據股東大會召開前二十日時收到的書面回復，計算擬出席會議的股東所代表的有表決權的股份數。擬出席會議的股東所代表的有表決權的股份數達到公司有表決權的股份總數二分之一以上的，公司可以召開股東大會；達不到的，公司應當在五日內將會議擬審議的事項、開會日期和地點以公告形式再次通知股東，經公告通知，公司可以召開股東大會。

第二十條　股東大會的通知應當符合下列要求：

(一)　以書面形式作出；

(二)　指定會議的地點、日期和時間；

(三)　載明有權出席股東大會股東的股權登記日；

(四)　記錄會務常設聯繫人姓名、電話號碼；

(五)　說明會議將討論的事項；

(六)　向股東提供為使股東對將討論的事項作出明智決定所需要的資料及解釋；此原則包括(但不限於)在公司提出合併、購回股份、股本重組或者其他改組時，應當提供擬議中的交易的具體條件和合同(如果有的話)，並對其起因和後果作出認真的解釋；

(七)　如任何董事、監事、高級管理人員與將討論的事項有重要利害關係，應當披露其利害關係的性質和程度；如果將討論的事項對該董事、監事、高級管理人員作為股東的影響有別於對其他同類別股東的影響，則應當說明其區別；

(八)　載有任何擬在會議上提議通過的特別決議的全文；

(九)　以明顯的文字說明，有權出席和表決的股東有權委任一位或者一位以上的股東代理人代為出席和表決，而該股東代理人不必為股東；

(十)　載明會議投票代理委托書的送達時間和地點。

第二十一條　股東大會擬討論董事、監事選舉事項的，股東大會通知中將充分披露董事、監事候選人的詳細資料，至少包括以下內容：

（一）　教育背景、工作經歷、兼職等個人情況；

（二）　與公司或公司的控股股東及實際控制人是否存在關聯關係；

（三）　披露持有公司股份數量；

（四）　是否受過中國證監會及其他有關部門的處罰和證券交易所懲戒。

每位董事、監事候選人應當以單獨提案提出。

第二十二條　股東大會通知應當向股東（不論在股東大會上是否有表決權）以專人送出或以郵資已付的郵件送出的，收件人地址以股東名冊登記的地址為準（《公司章程》另有規定的除外）。對內資股股東，股東大會通知也可以用公告方式進行。

前款所稱公告，應當於會議召開前四十五日至五十日的期間內，在中國證監會指定的一家或者多家報刊上刊登。一經公告，視為所有內資股股東已收到有關股東會議的通知。

第二十三條　公司發給境外上市外資股股東的股東大會會議通知、資料或書面聲明，須按該每一境外上市外資股股東註冊地址，以專人送達或以郵遞方式寄至該每一位境外上市外資股股東，給H股股東的通知應盡可能在香港投寄。

第二十四條　因意外遺漏未向某有權得到通知的人送出會議通知或者該等人沒有收到會議通知，會議及會議的決議並不因此無效。

第二十五條　股東大會的會議通知發出後，無正當理由，股東大會不應延期或取消；股東大會通知中列明的提案不應取消。一旦出現延期或取消的

情形，召集人應當在原定召開日前至少兩個工作日公告並說明原因，且不應因此而變更股權登記日。

第四章 股東大會的召開

第二十六條 公司將設置會場，以現場會議形式召開股東大會。在保證股東大會合法有效的前提下，可以通過各種方式，包括採用安全、經濟、便捷的網絡形式的投票平台等現代信息技術手段，為股東參加股東大會提供便利。股東通過上述方式參加股東大會的，視為出席。

第二十七條 公司董事會和其他召集人將採取必要措施，保證股東大會的正常秩序。對於干擾股東大會、尋釁滋事和侵犯股東合法權益的行為，將採取措施加以制止並及時報告有關部門查處。

第二十八條 股權登記日登記在冊的所有股東或其代理人，均有權出席股東大會，並依照有關法律、法規及《公司章程》行使表決權。股東可以親自出席股東大會，也可以委托代理人代為出席和表決。

第二十九條 任何有權出席股東會議並有權表決的股東，有權委任一人或者數人(該人可以不是股東)作為其股東代理人，代為出席和表決。該股東代理人依照該股東的委托，可以行使下列權利：

(一) 該股東在股東大會上的發言權；

(二) 以投票方式行使表決權。

第三十條 股東應當以書面形式委托代理人，由委托人簽署或者由其以書面形式委托的代理人簽署；委托人為法人的，應當加蓋法人印章或者由其董事或者正式委任的代理人或其人員簽署。該委托書應載明股東代理人要代表的股份數額。如果委托數人為股東代理人的，委托書應註明每名股東代理人所代表的股份數目。

第三十一條　表決代理委托書至少應當在該委托書委托表決的有關會議召開前二十四小時，或者在指定表決時間前二十四小時，備置於公司住所或者召集會議的通知中指定的其他地方。如果該委托書由委托人授權他人簽署的，授權簽署的授權書或者其他授權文件應當經過公證。經公證的授權書或者其他授權文件，應當和表決代理委托書同時備置於公司住所或者召集會議的通知中指定的其他地方。

委托人為法人的，其法定代表人或董事會、其他決策機構決議授權的人作為代表出席公司的股東會議。

第三十二條　公司董事會發給股東的任何用於任命股東代理人的委托書的格式，應當為股東設置選項，由股東指示股東代理人投贊成票或者反對票，並且為股東提供機會，就每項議題所要做出表決的事項分別做出指示。委托書應當註明如果股東不作指示，股東代理人可以按自己的意思表決。

第三十三條　個人股東親自出席會議的，應出示本人身份證或其他能夠表明其身份的有效證件或證明、股票賬戶卡。

第三十四條　個人股東委托代理人出席會議的，代理人應出示本人有效身份證件、股東授權委托書。

法人股東的法定代表人委托代理人出席股東大會的，代理人應當出示本人身份證明及由法定代表人簽署的委托書。法人股東董事會、其他決策機構決議授權的人出席股東大會的，該代理人應當出示本人身份證和法人股東的董事會或者其他權力機構的決議授權書，並應加蓋法人印章。委托書應規定簽發日期。

第三十五條　出席會議人員的簽名冊由公司負責制作。簽名冊載明參加會議的股東姓名／名稱、身份證號碼、住所／地址、持有或者代表有表決權的股份數額、委托代理人的姓名及被代表的股東姓名／名稱等事項。

第三十六條 表決前委托人已經去世、喪失行為能力、撤回委任、撤回簽署委任的授權或者有關股份已被轉讓的，只要公司在有關會議開始前沒有收到該等事項的書面通知，由股東代理人依委托書所作出的表決仍然有效。

第三十七條 股東大會召開時，本公司董事、監事和董事會秘書應當出席會議，高級管理人員應當列席會議。

第三十八條 股東大會由董事長擔任會議主席並主持會議；董事長不能履行職務或不履行職務時，應當由副董事長（如公司有兩位副董事長，則由半數以上董事共同推舉的副董事長）擔任會議主席並主持會議；副董事長不能履行職務或不履行職務時，由半數以上董事共同推舉的一名董事擔任會議主席並主持會議。

監事會自行召集的股東大會，由監事會主席擔任會議主席並主持會議。監事會主席不能履行職務或不履行職務時，由半數以上監事共同推舉的一名監事擔任會議主席並主持會議。

股東自行召集的股東大會，由召集人推舉代表擔任會議主席並主持會議。召集人無法推舉出會議主席的，應當由出席會議的持有最多表決權股份的股東（包括股東代理人）擔任會議主席並主持會議。

召開股東大會時，會議主席違反本議事規則使股東大會無法繼續進行的，經現場出席股東大會有表決權過半數的股東同意，股東大會可以推舉一人擔任會議主持人，繼續開會。

第三十九條 在股東年會上，董事會、監事會應當就其過去一年的工作向股東大會作出報告。每名獨立董事也應作出述職報告。

第四十條　在股東大會上，除涉及公司商業秘密不能公開外，董事、監事、高級管理人員應就股東的質詢和建議作出答覆或説明。

第五章　股東大會的表決和決議

第四十一條　股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份享有一票表決權。公司持有的本公司股份沒有表決權，且該部分股份不計入出席股東大會有表決權的股份總數。

第四十二條　股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。

第四十三條　下列事項由股東大會以普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬定的利潤分配方案和虧損彌補方案；

(三)　董事會和監事會成員的任免及其報酬和支付方法；

(四)　公司年度預、決算報告、年度報告、資產負債表、利潤表及其他財務報表；

(五)　公司為公司股東或者實際控制人提供擔保；

(六)　除法律、行政法規規定或者《公司章程》規定應當以特別決議通過以外的其他事項。

第四十四條 下列事項由股東大會以特別決議通過：

(一) 公司增、減股本和發行任何種類股票、認股證和其他類似證券；

(二) 回購本公司股票；

(三) 發行公司債券；

(四) 公司的分立、合併、解散和清算；

(五) 《公司章程》的修改；

(六) 公司在一年內購買、出售重大資產或者擔保金額超過公司最近一期經審計總資產百分之三十的；

(七) 股權激勵計劃；

(八) 法律、行政法規或《公司章程》規定的，以及股東大會以普通決議通過認為會對公司產生重大影響的、需要以特別決議通過的其他事項。

第四十五條 股東大會採取記名方式投票表決。

第四十六條 董事會、獨立董事和符合相關規定條件的股東可以向公司股東徵集股東投票權。投票權徵集應採取無償的方式進行，並應向被徵集人充分披露信息。

第四十七條 股東大會審議有關關聯交易事項時，關聯股東不應當參與投票表決，其所代表的有表決權的股份數不計入有效表決總數。當任何股東根據上市規則要求或限制，不應就任何特定的決議參與投票表決或就任何特定的決議只投贊成票或反對票時，該等股東或代表該等股東所投的任何違反該等要求或限制的票數不計入有效表決總數。

第四十八條 股東大會將對所有提案進行逐項表決，對同一事項有不同提案的，將按提案提出的時間順序進行表決。除因不可抗力等特殊原因導致

股東大會中止或不能作出決議外，股東大會將不會對提案進行擱置或不予表決。

第四十九條 股東大會審議提案時，不會對提案進行修改，否則，有關變更應當被視為一個新的提案，不能在本次股東大會上進行表決。

第五十條 在投票表決時，有兩票或者兩票以上的表決權的股東(包括股東代理人)，不必把所有表決權全部投贊成票或者反對票。

第五十一條 會議主席負責決定股東大會的決議是否通過，其決定為終局決定，並應當在會上宣布和載入會議記錄。

第五十二條 會議主席如果對提交表決的決議結果有任何懷疑，可以對所投票數進行點算；如果會議主席未進行點票，出席會議的股東或者股東代理人對會議主席宣布結果有異議的，有權在宣布後立即要求點票，會議主席應當即時進行點票。

第五十三條 股東大會如果進行點票，點票結果應當記入會議記錄。

第六章　股東大會會議記錄及會議公告

第五十四條 股東大會應有會議記錄，由出席會議的董事、監事、董事會秘書、召集人或其代表、會議主席及記錄員簽名。

股東大會會議記錄，由董事會秘書負責。會議記錄記載以下內容：

(一) 會議時間、地點、議程和召集人姓名或名稱；

(二) 會議主席以及出席或列席會議的董事、監事、高級管理人員姓名；

（三）　出席會議的股東和代理人人數、所持有表決權的股份總數及佔公司股份總數的比例；出席會議的內資股股東（包括股東代理人）和境外上市外資股股東（包括股東代理人）所持有的有表決權的股份數及佔公司股份總數的比例；

（四）　對每一提案的審議經過、發言要點以及和表決結果（在記載表決結果時，還應當記載內資股股東和H股股東對每一議案的表決結果）；

（五）　股東的質詢意見或建議以及相應的答覆或說明；

（六）　計票人、監票人姓名；

（七）　股東大會認為及《公司章程》規定應當載入會議記錄的其他內容。

第五十五條　召集人應當保證會議記錄內容的真實、準確和完整。會議記錄連同現場出席股東的簽名冊及代理出席的委托書、其他方式表決情況的有效資料，應當在公司住所保存。股東大會會議記錄的保存期限為十年。

第五十六條　股東可以在公司辦公時間免費查閱股東大會會議記錄複印件。任何股東向公司索取有關股東大會會議記錄的複印件，公司應當在收到合理費用後七日內把複印件送出。

第五十七條　股東大會決議應當及時公告。提案未獲通過，或者本次股東大會變更前次股東大會決議的，應當在股東大會決議公告中作特別提示。

第七章　股東大會對董事會的授權

第五十八條　股東大會通過決議，可以對董事會進行授權。

第五十九條　法律、行政法規、部門規章、上市地證券監管部門的相關規定和《公司章程》規定應當由股東大會決定的事項，必須由股東大會對該等事項進行審議，以保障公司股東對該等事項的決策權。在必要、合理、合法的情況下，對於與所決議事項有關的、無法或無需在股東大會上即時決定的具體事項，股東大會可以授權董事會決定。

股東大會對董事會的授權，如所授權的事項屬於普通決議事項，應當由出席股東大會的股東(包括股東代理人)所持表決權的過半數通過；如屬於特別決議事項，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。授權的內容應明確、具體。

第六十條　董事會對授權事項進行決策時，應進行充分的商討和論證，必要時可聘請中介機構提供咨詢意見，以保證決策事項的科學性與合理性。

董事會在對授權事項進行決策的過程中，應充分履行信息披露義務，並自覺接受公司股東、監事會以及相關證券、保險監督管理部門的監督。

第八章　股東大會決議的執行

第六十一條　股東大會通過有關派現、送股或資本公積轉增股本提案的，公司將在股東大會結束後兩個月內實施具體方案。

第六十二條　董事會應當就前次股東大會決議中應當由董事會辦理的各項事務的執行情況向股東大會作出專項報告；由於特殊原因股東大會決議不能執行的，董事會應當說明原因。

第六十三條　公司股東大會決議的內容違反法律、行政法規或《公司章程》，或其召開程序、表決方式違反法律、行政法規或《公司章程》的，股東有權根據《公司章程》中規定的方式行使相應的權利。

第九章　附則

第六十四條　本議事規則所稱「H股」，是指經國務院授權的公司審批部門批准，公司於2004年6月24日首次境外發行在香港聯交所上市的境外上市外資股。本議事規則所稱之「上市規則」是指《香港聯合交易所証券上市規則》。

第六十五條　類別股東會議應當遵照與股東大會盡可能相同的程序舉行。《公司章程》及本議事規則中有關股東大會召開程序的條款適用於類別股東會議。

第六十六條　本議事規則經股東大會決議批准後，自公司境內首次公開發行的內資股在上海證券交易所上市之日起生效。董事會依照股東大會的決議和有關主管機關的審批意見修改本議事規則。

第六十七條　本議事規則為《公司章程》的附件，本議事規則的規定如與《公司章程》有衝突的，以《公司章程》的相關規定為準。

第六十八條　本議事規則所稱「以上」含本數；「不滿」、「以外」、「低於」不含本數。

董事會議事規則說明

根據《章程指引》等相關法律、行政法規、部門規章及其他規範性文件和公司章程的規定，本公司制定了《中國平安保險(集團)股份有限公司董事會議事規則》。董事會議事規則自臨時股東大會批准通過，並須獲得有關監管部門的批准(如適用)，於發行的A股上市之日起生效。

中國平安保險(集團)股份有限公司
董事會議事規則

總則

第一條 為進一步規範中國平安保險(集團)股份有限公司(以下簡稱「**公司**」或「**本公司**」)董事會的議事方式和決策程序，確保董事和董事會有效地履行其職責，促進董事會規範、高效運作和科學決策，根據《中華人民共和國公司法》(以下簡稱「**《公司法》**」)、《中華人民共和國證券法》(以下簡稱「**《證券法》**」)、《中國平安保險(集團)股份有限公司章程》(以下簡稱「**《公司章程》**」)，以及其他相關法律、行政法規，結合公司實際情況，制定本議事規則。

第二條 董事會是公司經營決策的常設機構，對股東大會負責。董事會遵照《公司法》、《公司章程》及其他有關法律法規及規範性文件的規定，履行職責。

第一章 董事會的組成和職權

第三條 公司設董事會，董事會由十九名董事組成，其中設董事長一人，副董事長一至二人，執行董事不少於二人，獨立董事不少於三人。

第四條 董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任。董事在任職期屆滿以前，股東大會不能無故解除其職務。

第五條 董事應當遵守法律、行政法規和《公司章程》，對公司負有忠實和勤勉義務。

第六條 董事連續兩次未能親自出席、也不委托其他董事出席董事會會議，視為不能履行職責，董事會應當建議股東大會予以撤換。

第七條 董事會對股東大會負責，行使下列職權：

(一) 負責召集股東大會，並向股東大會報告工作；

(二) 執行股東大會的決議；

(三) 決定公司經營計劃和投資方案；

(四) 制定公司的年度財務預算方案、決算方案；

(五) 制定公司的利潤分配方案和彌補虧損方案；

(六) 制定公司增加或者減少註冊資本的方案、發行公司債券或者其他證券及上市方案；

(七) 擬定公司重大收購、收購本公司股票或者合併、分立、解散及變更公司形式的方案；

(八) 決定公司內部管理機構的設置；

(九) 根據董事長的提名，聘任或者解聘公司高級管理人員，決定其報酬事項及獎懲事項；

(十) 制定公司的基本管理制度；

(十一) 制定《公司章程》修改方案；

(十二) 管理公司信息披露事項；

(十三) 在股東大會授權範圍內，決定公司的重大投資、收購出售資產、資產抵押、對外擔保事項、委托理財、關聯交易等事項；

(十四) 聽取公司首席執行官的工作報告並檢查首席執行官的工作；

（十五） 法律、法規或《公司章程》規定，以及股東大會授予的其他職權。

董事會做出前款決議事項，除第（六）、（七）、（十一）項以及對外擔保事項必須由三分之二以上的董事表決同意外，其餘可以由半數以上的董事表決同意。

第八條 董事會應當確定對外投資、收購出售資產、資產抵押、對外擔保事項、委托理財、關聯交易的權限，建立嚴格的審查和決策程序；重大投資項目應當組織有關專家、專業人員進行評審，並報股東大會批准。

第九條 本規則第八條中的「重大投資項目」是指公司根據適用的不時進行修訂的《上市規則》中規定的資產比率、代價比率、盈利比率、收益比率及股本比率（以下簡稱「五項比率」）的任何一項計算均在百分之二十五以上的各項投資。

對於五項比率的任何一項計算低於百分之二十五的各項投資事宜的決策權由股東大會授權董事會行使。

對於五項比率的任何一項計算均低於百分之五的各項投資事宜的決策權由董事會授權董事長或董事投資決策小組行使。

董事會通過決議設立董事投資決策小組，主要負責行使董事會授權範圍內的各項投資決策權。董事投資決策小組由董事長、副董事長組成。

第十條 公司董事會應當就註冊會計師對公司財務報告出具的非標準審計意見向股東大會做出說明。

第十一條 董事會在處置固定資產時，如擬處置固定資產的預期價值，與此項處置建議前四個月內已處置了的固定資產所得到的價值的總和，超過股東大會最近審議的資產負債表所顯示的固定資產價值的百分之三十三，則董事會在未經股東大會批准前不得處置或者同意處置該固定資產。

第十二條 董事會下設董事會辦公室，負責處理董事會日常事務。

第二章　董事會會議種類

第十三條　董事會會議分為定期會議和臨時會議。董事會每年至少召開四次定期會議。

董事會會議由董事長召集和主持。

在董事會閉會期間，董事會可以授權董事長行使董事會的部分職權。

公司副董事長協助董事長工作，董事長不能履行職務或者不履行職務的，由副董事長履行職務(公司有兩位副董事長的，由半數以上董事共同推舉的副董事長履行職務)；副董事長不能履行職務或者不履行職務的，由半數以上董事共同推舉一名董事履行職務。

第十四條　有下列情形之一的，董事長應當自接到提議後十日內，召集和主持臨時董事會會議：

(一)　董事長認為必要時；

(二)　三分之一以上董事聯名提議時；

(三)　監事會提議時；

(四)　首席執行官提議時；

(五)　代表公司有表決權的股份總數百分之十以上的股東提議時。

第三章　董事會會議的提案和通知

第十五條　按照本議事規則第十四條規定提議召開董事會臨時會議的，應當通過董事會辦公室或者直接向董事長提交經提議人簽字(蓋章)的書面提議。書面提議中應當載明下列事項：

(一)　提議人的姓名或者名稱；

(二)　提議理由或者提議所基於的客觀事由；

(三)　提議會議召開的時間或者時限、地點和方式；

(四) 明確和具體的提案；

(五) 提議人的聯繫方式和提議日期等。

第十六條 提案內容應當屬《公司章程》規定的董事會職權範圍內的事項，與提案有關的材料應當一並提交。

董事會辦公室在收到上述書面提議和有關材料後，應當於當日轉交董事長。董事長認為提案內容不明確、具體或者有關材料不充分的，可以要求提議人修改或者補充。

董事長應當自接到提議後十日內，召集董事會會議並主持會議。

第十七條 召開董事會定期會議的，董事會辦公室應當分別提前十四日將由董事長簽署的書面會議通知，通過直接送達、傳真、電子郵件或者其他方式，提交全體董事、監事和董事會秘書。

第十八條 董事會召開臨時董事會會議可以以通訊表決方式進行，通知時限可以不受提前十四天的限制，但必須保證通知及時有效地送達董事和監事。

第十九條 董事會會議通知包括以下內容：

(一) 會議日期和地點；

(二) 會議期限；

(三) 事由及議題；

(四) 發出通知的日期；

(五) 董事應當親自出席或者委托其他董事代為出席會議的要求；

(六) 聯繫人和聯繫方式。

第四章　董事會會議召開

第二十條　董事會會議應當由超過二分之一的董事（包括依本議事規則第二十一條的規定受委托出席的董事）出席方可舉行。

監事可以列席董事會會議；首席執行官、董事會秘書未兼任董事的，應當列席董事會會議。會議主持人認為有必要的，可以通知其他有關人員列席董事會會議。

第二十一條　董事會會議應當由董事本人出席。因故不能出席會議的，可以書面委托其他董事代為出席。委托書中應當載明代理人的姓名、代理事項、授權範圍和有效期限，並由委托人簽名或蓋章。

代為出席會議的董事應當在授權範圍內行使董事的權利。董事未出席某次董事會會議，亦未委托代表出席的，應當視作已放棄在該次會議上的投票權。

第二十二條　董事會會議以現場召開為原則。必要時，在保障董事充分表達意見的前提下，經召集人（主持人）、提議人同意，也可以通過視頻、電話、傳真表決等方式召開。董事會會議也可以採取現場與其他方式同時進行的方式召開。

第二十三條　對於根據規定需要獨立董事事前認可的提案，會議主持人應當在討論有關提案前，指定一名獨立董事宣讀獨立董事達成的書面認可意見。

第二十四條　董事應當認真閱讀有關會議材料，在充分瞭解情況的基礎上獨立、審慎地發表意見。

董事可以在會前向董事會辦公室、會議召集人和公司高級管理人員、各專業委員會、會計師事務所和律師事務所等有關人員和機構瞭解決策所需要的信息，也可以在會議進行中向主持人建議請上述人員和機構代表與會解釋有關情況。

第五章　董事會會議表決和決議

第二十五條　每名董事有一票表決權。董事會做出決議，必須經全體董事的過半數通過，但第七條第(六)、(七)、(十一)項以及對外擔保事項必須由三分之二以上的董事表決同意。

當反對票和贊成票相等時，董事長有權多投一票。

董事會決議表決方式為舉手表決。

董事與董事會會議決議事項所涉及的企業有關聯關係的，不得對該項決議行使表決權，也不得代理其他董事行使表決權。該董事會會議由過半數的無關聯關係董事出席即可舉行，董事會會議所作決議須經無關聯關係董事過半數通過。出席董事會的無關聯董事人數不足三人的，應將該事項提交股東大會審議。

第二十六條　董事會臨時會議在保障董事充分表達意見的前提下，可以用傳真方式進行並做出決議，並由參會董事簽字。

每項提案經過充分討論後，主持人應當適時提請與會董事進行表決。

董事的表決意向分為同意、反對和棄權。與會董事應當從上述意向中選擇其一，未做選擇或者同時選擇兩個以上意向的，會議主持人應當要求有關董事重新選擇，拒不選擇的，視為棄權；中途離開會場不回而未做選擇的，視為棄權。

第二十七條　現場召開會議的，會議主持人應當當場宣布統計結果；通過傳真方式表決的，董事表決完成後，董事會辦公室有關工作人員應當及時收集董事的表決票並進行統計，在規定的表決時限結束後下一工作日通知董事表決結果。

第二十八條　除本議事規則第二十五條規定的情形外，董事會審議通過會議提案並形成相關決議，必須有超過公司全體董事人數之半數的董事對該提案投贊成票。法律、行政法規和本公司《公司章程》規定董事會形成決議應當取得更多董事同意的，從其規定。

第二十九條　出現下述情形的，董事應當對有關提案回避表決：

(一)　《上海證券交易所股票上市規則》和《上市規則》規定董事應當回避的情形；

(二)　《公司章程》規定的因董事與會議提案所涉及的企業有關聯關係而須回避的其他情形。

在董事回避表決的情況下，有關董事會會議的召開及表決按本議事規則第二十五條第四款的規定進行。

第三十條　董事會應當嚴格按照股東大會和《公司章程》的授權行事，不得越權形成決議。

第三十一條　二分之一以上的與會董事或兩名以上獨立董事認為提案不明確、不具體，或者因會議材料不充分等其他事由導致其無法對有關事項作出判斷時，會議主持人應當要求會議對該議題進行暫緩表決。

提議暫緩表決的董事應當對提案再次提交審議應滿足的條件提出明確要求。

第三十二條　現場召開和以視頻、電話等方式召開的董事會會議，可以視需要進行全程錄音。

第三十三條　董事會秘書應當負責做好董事會的會議記錄。

第三十四條　董事會會議記錄包括以下內容：

(一)　會議召開的日期、地點和召集人姓名；

(二)　出席董事的姓名以及受他人委托出席董事會的董事(代理人)姓名；

(三)　會議議程；

(四)　董事發言要點；

(五)　每一決議事項的表決方式和結果，表決結果應載明贊成、反對的票數。

第三十五條 除會議記錄外，董事會秘書可以視情況，根據統計的表決結果就會議所形成的決議製作單獨的決議記錄。

第三十六條 出席會議的董事應當代表其本人和委托其代為出席會議的董事對會議記錄和決議記錄進行簽字確認。董事有權要求在記錄上對其在會議上的發言做出説明性記載。董事對會議記錄或者決議記錄有不同意見的，可以在簽字時作出書面説明。

第三十七條 董事會決議公告事宜，由董事會秘書根據有關規定辦理。在決議公告披露之前，與會董事和會議列席人員、記錄和工作人員等負有對決議內容保密的義務。

第三十八條 董事長應當督促有關人員落實董事會決議，檢查決議的實施情況，並在以後的董事會會議上通報已經形成的決議的執行情況。

第三十九條 董事會會議檔案，包括會議通知和會議材料、會議簽到簿、董事代為出席的授權委托書、會議錄音資料、表決票、經與會董事簽字確認的會議記錄、會議紀要、決議記錄、決議公告等，由董事會秘書負責保存。

董事會會議檔案的保存期限為十年。

第六章 董事會專業委員會

第四十條 公司董事會下設審計、提名和薪酬等專業委員會，各專業委員會對董事會負責。各專業委員會成員全部由董事出任，且委員會成員不得少於三人；各委員會中獨立董事應佔多數並擔任召集人；審計委員會應由非執行董事組成，其中至少應有一名獨立董事是會計專業人士。

第四十一條 董事會審計委員會的主要職責是：

(一) 提議聘請或更換外部審計機構；

(二) 監督公司的內部審計制度及其實施；

（三） 負責內部審計與外部審計之間的溝通；

（四） 審核公司的財務信息及其披露；

（五） 審查公司內控制度；

（六） 審核公司重大關聯交易；

（七） 董事會授權的其他事宜。

第四十二條 董事會提名委員會的主要職責是：

（一） 根據公司經營活動情況、資產規模和股權結構對董事會的規模和構成向董事會提出建議；

（二） 廣泛搜尋合格的董事和高級管理人員的人選；

（三） 對董事候選人和高級管理人員人選進行初步審查並提出建議；

（四） 董事會授權的其他事宜。

第四十三條 薪酬委員會的主要職責是：

（一） 研究董事與高級管理人員考核的標準，進行考核並提出建議；

（二） 研究和審查董事、高級管理人員的薪酬政策與方案；

（三） 董事會授權的其他事宜。

第四十四條 各專業委員會可以聘請中介機構提供專業意見，有關費用由公司承擔。

第七章 附則

第四十五條 本議事規則經股東大會決議批准後，自公司發行的內資股在上海證券交易所上市之日起生效。董事會依照股東大會的決議和有關主管機關的審批意見修改本議事規則。

第四十六條 本議事規則所稱之「《上市規則》」，是指《香港聯合交易所証券上市規則》。

第四十七條 本議事規則為《公司章程》的附件，本議事規則的規定如有與《公司章程》規定在實質意義上有衝突的，以《公司章程》的相關規定為準。

第四十八條 在本議事規則中，「以上」包括本數；「少於」、「低於」、「超過」不含本數。

第四十九條 本議事規則的解釋權屬於公司董事會。

監事會議事規則說明

根據《章程指引》等相關法律、行政法規、部門規章及其他規範性文件和公司章程的規定，本公司制定了《中國平安保險(集團)股份有限公司監事會議事規則》。監事會議事規則自臨時股東大會批准通過，並須獲得有關監管部門的批准(如適用)，於發行的A股上市之日起生效。

中國平安保險(集團)股份有限公司
監事會議事規則

第一章　總則

第一條　為進一步規範中國平安保險(集團)股份有限公司(以下簡稱「**公司**」)監事會的議事方式和表決程序，促使監事和監事會有效地履行監督職責，完善公司法人治理結構，維護公司、股東以及員工的合法權益，根據《中華人民共和國公司法》、《中國平安保險(集團)股份有限公司章程》(以下簡稱「**《公司章程》**」)以及其他相關法律、行政法規，制定本議事規則。

第二條　監事會是公司依法設立的監督機構，對股東大會負責並報告工作。

第二章　監事、監事會辦公室的組成和職權

第三條　監事會由九人組成，其中一人出任監事會主席。監事任期三年，可以連選連任。

監事會主席的任免，應當經三分之二以上監事會成員表決通過。

監事會成員由股東代表監事、公司職工代表監事和外部監事組成。股東代表出任的監事和外部監事由股東大會選舉和罷免，職工代表出任的監事由公司職工通過職工代表大會或者其他形式民主選舉產生和罷免。公司職工代表出任的監事不得少於監事人數的三分之一。外部人士出任的監事不得超過監事人數的三分之一。

第四條 監事可以在任期屆滿以前提出辭職。監事辭職應當向監事會提交書面辭職報告。

如因監事的辭職導致公司監事會低於法定最低人數時，該監事的辭職報告應當在下任監事填補因其辭職產生的缺額後方能生效。

第五條 監事任期屆滿未及時改選，或者監事在任期內辭職導致監事會成員低於法定人數的，在改選出的監事就任前，原監事仍應當依照法律、行政法規和《公司章程》的規定，履行監事職務。

第六條 監事會設監事會辦公室，處理監事會日常事務。

第三章 監事會會議召集與召開

第七條 監事會會議分為定期會議和臨時會議。

監事會每六個月至少召開一次會議。出現下列情況之一的，監事會可以提議召開臨時監事會會議：

(一) 董事會會議通過了違反法律、法規、規章、監管部門的各種規定和要求、公司章程、公司股東大會決議和其他有關規定的決議時；

(二) 董事和高級管理人員的不當行為可能給公司造成重大損害或者在市場中造成惡劣影響時；

（三） 公司、董事、監事、高級管理人員被股東提起訴訟時；

（四） 公司、董事、監事、高級管理人員受到證券監管部門處罰或者被證券交易所公開譴責時；

（五） 《公司章程》規定的其他情形。

第八條 監事提議召開監事會臨時會議的，應當通過監事會辦公室向監事會主席提交經提議監事簽字的書面提議。書面提議中應當載明下列事項：

（一） 提議監事的姓名；

（二） 提議理由或者提議所基於的客觀事由；

（三） 提議會議召開的時間或者時限、地點和方式；

（四） 明確和具體的提案；

（五） 提議監事的聯繫方式和提議日期等。

第九條 在監事會辦公室收到監事的書面提議後三個工作日內，監事會辦公室應當發出召開監事會臨時會議的通知。

第十條 監事會會議由監事會主席召集和主持；監事會主席不能履行職務或者不履行職務的，由二分之一以上的監事共同推舉一名監事召集和主持監事會會議。

監事連續二次未能親自出席，也不委托其他監事出席監事會會議的，視為不能履行職責，股東大會或職工代表大會應當予以撤換。

第十一條 召開監事會定期會議，應於會議召開十日前以書面方式通知全體監事。監事會召開臨時監事會會議可以通訊表決方式進行，通知時間不受十天的限制，但必須保證通知及時有效的送達監事。

監事會會議的通知送達方式及要求：

（一）　通知送達方式可以是：專人送達、傳真、電子郵件或郵件；

（二）　通知應採用中文，必要時可附英文。

第十二條　書面會議通知應當至少包括以下內容：

（一）　舉行會議的日期、地點；

（二）　會議期限；

（三）　擬審議的事項（會議議案）；

（四）　會議召集人和主持人、臨時會議的提議人及其書面提議；

（五）　會議材料；

（六）　聯繫人和聯繫方式；

（七）　發出通知的日期。

第十三條　監事會會議應當有二分之一以上的監事出席方可舉行。董事會秘書可以列席監事會會議。

第四節　監事會會議表決和會議記錄

第十四條　定期監事會會議應當以現場方式召開。

臨時監事會會議可以通訊表決方式進行。在通訊表決時，監事應當將表決票簽字確認後傳真至監事會辦公室。

第十五條 會議主持人應當提請與會監事對各項提案發表明確的意見。

會議主持人可以根據監事的會前提議，要求董事、高級管理人員、公司其他員工或者相關中介機構業務人員到會接受質詢。

第十六條 監事會會議的表決實行一人一票，以舉手、記名和書面等方式進行。

每名監事有一票表決權。監事會的決議，應當由三分之二以上監事會成員表決通過。

監事的表決意向分為同意、反對和棄權。與會監事應當從上述意向中選擇其一，未做選擇或者同時選擇兩個以上意向的，會議主持人應當要求該監事重新選擇，拒不選擇的，視為棄權；中途離開會場不回而未做選擇的，視為棄權。

第十七條 監事會辦公室應當將所議事項的決定現場做成會議記錄，會議記錄應當包括以下內容：

(一) 會議屆次和召開的時間、地點、方式；

(二) 會議通知的發出情況；

(三) 會議召集人和主持人；

(四) 會議出席情況；

(五) 會議審議的提案、監事對有關事項的發言要點和主要意見、對提案的表決意向；

(六) 每項提案的表決方式和表決結果(説明具體的同意、反對、棄權票數)；

(七) 與會監事認為應當記載的其他事項。

對於通訊方式召開的監事會會議，監事會辦公室應當參照上述規定，整理會議記錄。

第十八條 出席會議的監事和記錄人，應當在會議記錄上簽名。監事有權要求在記錄上對其在會議上的發言作出某種説明性記載。

第十九條 監事應當督促有關人員落實監事會決議。監事會主席應當在以後的監事會會議上通報已形成決議的執行情況。

第二十條 監事會會議檔案，包括會議通知、會議文件、會議簽到表、經與會監事簽字確認的會議決議等，由公司負責保管，保管期限為十年。

第五章　附則

第二十一條 監事會決議公告事宜，由董事會秘書根據有關上市規則及有關規定辦理。

第二十二條 在本議事規則中，「以上」包括本數。

第二十三條 本議事規則經自股東大會決議批准後，自公司發行的內資股在上海證券交易所上市之日起生效。監事會依照股東大會的決議和有關主管機關的審批意見修改本議事規則。

第二十四條 本議事規則為《公司章程》的附件，本議事規則的規定如有與《公司章程》規定在實質意義上有衝突的，以《公司章程》的相關規定為準。

第二十五條 本議事規則的解釋權屬於公司監事會。


中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

茲通告中國平安保險(集團)股份有限公司(「本公司」)將於二零零六年十一月十三日(星期一)十時正假座中國深圳八卦三路平安大廈六樓舉行臨時股東大會(「臨時股東大會」)，以考慮及酌情通過下列決議案。除文義另有所指外，本通告所用專有詞彙與日期為二零零六年九月二十六日之本公司之公告(「公告」)界定者具有相同涵義：

特別決議案：

1. 「**動議**：逐項批准本公司在取得中國證監會、中國保監會等有權機關批准的條件下，採取公開發行新股及／或由有關監管部門批准的其他方式在中國境內配售及發行A股(「A股發行」)及下列各項A股發行之條款及條件：

   (1) 股份類別：A股；

   (2) 將予發行A股總數：本次發行不超過11.5億股A股，其中包含董事會視情況授予主承銷商不超過其包銷數額15%的超額配售選擇權而超額配售的股票；

   (3) 面值：每股面值人民幣1.00元；

   (4) 發行對象：在上海證券交易所開設A股股東賬戶的中國境內自然人、法人及其它機構(中國法律或法規禁止者除外)；

   (5) 發行價：A股發行的發行價將按照市場化原則，根據A股發行時的證券市場狀況和詢價結果確定；

   (6) 募集資金用途：本次A股發行的募集資金淨額將用於充實公司資本金及／或有關監管部門批准的其他用途；

(7) 上市地點：上海證券交易所；

(8) 於A股發行完成後名列本公司股東名冊之本公司現有股東及新股東，有權根據持股比例享有A股發行時的累計滾存利潤；

(9) 決議的有效期：本次A股發行的特別決議自臨時股東大會、內資股持有人之類別股東大會及H股持有人之類別股東大會(以最後者為準)審議通過之日起十二個月內有效；

(10) 授權董事會酌情及全權決定及處理有關A股發行及在上海證券交易所上市事宜(包括但不限於具體決定發行時機、將予發行A股數目、發行方式、發行定價方式、發行價、發行結構及視情況授予主承銷商超額配售選擇權等)，並據監管機關的意見修改公司章程及其他相關文件；

(11) 授權董事會酌情及全權簽署、修改、終止有關申請A股發行及上市的一切必要文件及相關協議(包括但不限於招股意向書、招股説明書、承銷協議、保薦協議、上市協議和各種相關公告)，辦理必要手續(包括但不限於在上海證券交易所辦理有關A股上市手續)，並在A股發行完成後，辦理變更公司註冊資本及修訂公司章程之各項登記備案手續。就A股發行及上市事宜向境內外有關政府、機構辦理審批、登記、備案、核准、同意等手續；簽署、執行、修改、完成向境內外有關政府、機構、組織、個人提交的文件，並做出其等認為與本次A股發行及上市有關的必須、恰當或合適的所有行為、事情及事宜。」

2. 「**動議**：待通過上文第1項特別決議案後，(a)批准修訂將寄發予股東之通函(「通函」)附錄一所載之公司章程，(b)並授權董事會根據不時變化的法律、法規和規範性文件的強制性要求、有關監管部門的意見以及實際情

況，對公司章程草案進行其認為必要、適當及權宜的調整，並報告有關監管部門審批；修訂之公司章程於取得中國有關監管部門的批准後(如適用)，自公司發行的A股上市之日起生效。」

3. 「**動議**：待通過上文第2項特別決議案後，(a)批准通過通函附錄二所載之股東大會議事規則、附錄三所載之董事會議事規則及附錄四所載之監事會議事規則，(b)並授權董事會根據不時變化的法律、法規和規範性文件的強制性要求、有關監管部門的意見以及實際情況，對股東大會議事規則、董事會議事規則進行其認為必要、適當及權宜的調整，並報有關監管部門審批，(c)並授權監事會根據不時變化的法律、法規和規範性文件的強制性要求、有關監管部門的意見以及實際情況，對監事會議事規則進行其認為必要、適當及權宜的調整，並報有關監管部門審批。

本文第3項特別決議案提及的議事規則需於取得中國有關監管部門的批准後(如適用)，自公司發行的A股上市之日起生效。」

承董事會命
中國平安保險(集團)股份有限公司
馬明哲
董事長兼首席執行官

中國深圳
二零零六年九月二十六日

附註：

1. **建議A股發行**

股東務請仔細審閱公告及將寄發予股東之通函所載之有關建議A股發行之內容。

2. **修訂公司章程**

建議修訂公司章程之詳情載於將寄發予股東之通函附錄一，亦可自通函寄發日期在香港聯交所網站(http://www.hkex.com.hk)查閱。

3. 公司管治文件

有關(a)股東大會議事規則及程序；(b)董事會議事規則及程序；及(c)監事會議事規則及程序之詳情；分別載於通函附錄二至四，亦可自通函寄發日期在香港聯交所網站(http://www.hkex.com.hk)查閱。

4. 臨時股東大會出席資格

為厘定有權出席臨時股東大會之股東名單，本公司將於二零零六年十月十四日(星期六)至二零零六年十一月十三日(星期一)(包括首尾兩天)暫停辦理股份過戶登記手續。凡於二零零六年十一月十三日(星期一)名列本公司股東名冊之H股及內資股股東均有權出席是次股東大會。

本公司H股股東如欲出席是次股東大會並於會上投票而尚未登記過戶文件，須於二零零六年十月十三日(星期五)下午四時正或之前將過戶文件連同有關股票交回本公司H股過戶登記處香港中央證券登記有限公司。股份過戶登記處香港中央證券登記有限公司地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

5. 代理人

(1) 凡有權出席此次臨時股東大會並有表決權的股東有權以書面形式委任一位或多位人士作為其代理人，代表其出席及投票。受委托代理人無須為公司股東。股東如欲委任代表，應首先審閱通函。

(2) 股東須以書面形式委任代表，由委托人簽署或由其以書面形式正式授權的代理人簽署。如委托人為法人，應加蓋法人印章或者由其董事或者正式委任的代理人簽署。如代表委任表格由委托人的代理人簽署，則授權此代理人簽署的授權書或其他授權文件必須經過公證。內資股持有人最遲須於臨時股東大會指定舉行時間24小時前將經過公證人證明的授權書或其他授權文件及代表委任表格送達本公司董事會秘書處方為有效。H股股東將上述文件於同一期限內送達香港中央證券登記有限公司，方為有效(隨附為臨時股東大會適用的代表委任表格)。

(3) 委派超過一位代表的股東，其代理人應以投票方式行使表決權。

6. 出席臨時股東大會登記程序

(1) 股東或其代理人出席大會時應出示身份證明。如果出席大會的股東為法人，其法定代表人或董事會、其他決策機構授權的人士應出示其法人之董事會或其他決策機構委任該人士出席大會的決議的複印件始可出席大會。

(2) 擬親身或委任代理人出席是次股東大會之股東應於二零零六年十月二十四日(星期二)或該日之前，將回條以專人送遞、郵寄或傳真方式遞交予本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。聯繫人為劉程(電話：(86 755) 2262 2101)及王小利(電話：(86 755) 2262 2828)。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883；傳真：(852) 2802 0018)。

7. 截止辦理股份過戶登記手續

本公司於二零零六年十月十四日(星期六)至二零零六年十一月十三日(星期一)(包括首尾兩天)暫停辦理H股股份過戶登記手續。

8. 其他事項

臨時股東大會預計不會超過半個工作日。與會股東(親身或其委派的代表)出席本次臨時股東大會的往返交通及食宿費自理。



中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(於中華人民共和國註冊成立之股份有限公司)

(股份代號：2318)

茲通告中國平安保險(集團)股份有限公司(「**本公司**」)將於二零零六年十一月十三日(星期一)上午十一時正(或臨時股東大會及內資股持有人之類別股東大會結束或休會後)假座中國深圳八卦三路平安大廈六樓舉行H股類別股東大會(「**H股類別股東大會**」)，以考慮及酌情通過下列決議案。除文義另有所指外，本通告所用專有詞彙與日期為二零零六年九月二十六日之本公司之公告(「公告」)界定者具有相同涵義：

特別決議案：

「**動議**：待本公司股東於將召開之臨時股東大會及內資股持有人之類別股東大會批准後，逐項批准本公司在取得中國證監會、中國保監會等有權機關批准的條件下，採取公開發行新股及／或由有關監管部門批准的其他方式在中國境內配售及發行A股(「A股發行」)及下列各項A股發行之條款及條件：

(1) 股份類別：A股；

(2) 將予發行A股總數：本次發行不超過11.5億股A股，其中包含董事會視情況授予主承銷商不超過其包銷數額15%的超額配售選擇權而超額配售的股票；

(3) 面值：每股面值人民幣1.00元；

(4) 發行對象：在上海證券交易所開設A股股東賬戶的中國境內自然人、法人及其它機構(中國法律或法規禁止者除外)；

(5) 發行價：A股發行的發行價將按照市場化原則，根據A股發行時的證券市場狀況和詢價結果確定；

(6) 募集資金用途：本次A股發行的募集資金淨額將用於充實公司資本金及／或有關監管部門批准的其他用途；

(7) 上市地點：上海證券交易所；

(8) 於A股發行完成後名列本公司股東名冊之本公司現有股東及新股東，有權根據持股比例享有A股發行時的累計滾存利潤；

(9) 決議的有效期：本次A股發行的特別決議自於二零零六年十一月十三日舉行以批准A股發行及其他事宜之臨時股東大會、內資股類別股東大會及H股類別股東大會(以最後者為準)審議通過之日起十二個月內有效；

(10) 授權董事會酌情及全權決定及處理有關A股發行及在上海證券交易所上市事宜(包括但不限於具體決定發行時機、將予發行A股數目、發行方式、發行定價方式、發行價、發行結構及視情況授予主承銷商超額配售選擇權等)，並據監管機關的意見修改公司章程及其他相關文件；

(11) 授權董事會酌情及全權簽署、修改、終止有關申請A股發行及上市的一切必要文件及相關協議(包括但不限於招股意向書、招股説明書、承銷協議、保薦協議、上市協議和各種相關公告)，辦理必要手續(包括但不限於在上海證券交易所辦理有關A股上市手續)，並在A股發行完成後，辦理變更公司註冊資本及修訂公司章程之各項登記備案手續。就A股發行及上市事宜向境內外有關政府、機構辦理審批、登記、備案、核准、同意等手續；簽署、執行、修改、完成向境內外有關政府、機構、組織、個人提交的文件，並做出其等認為與本次A股發行及上市有關的必須、恰當或合適的所有行為、事情及事宜。」

承董事會命
中國平安保險(集團)股份有限公司
馬明哲
董事長兼首席執行官

中國深圳
二零零六年九月二十六日

附註：

1. **建議A股發行及本公司有關A股發行所得款項用途之建議方案**

股東務請仔細審閱公告及將寄發予股東之通函所載之建議A股發行及本公司建議有關A股發行所得款項用途方案的有關內容。

2. **暫停辦理股東登記及出席H股類別股東大會的資格**

本公司H股持有人須注意，本公司將於二零零六年十月十四日(星期六)至二零零六年十一月十三日(星期一)(包括首尾兩天)暫停辦理股東登記，期間不會辦理及登記本公司H股的轉讓。為符合資格出席H股類別股東大會，須於二零零六年十月十三日(星期五)下午四時正前，將轉讓文據連同股票及其他有關文件送交本公司的H股股份過戶登記處香港中央證券登記有限公司。

於二零零六年十一月十三日(星期一)名列本公司在香港存置的股東名冊的H股持有人均有權出席H股類別股東大會。

3. **出席通知**

有意出席H股類別股東大會的股東請填妥附隨的回條，並於二零零六年十月二十四日(星期二)或之前交回本公司於中國或香港之主要營業地點的地址。回條可以專人、郵遞或傳真至本公司於中國或香港之主要營業地點。本公司在中國之主要營業地點位於中國深圳市八卦三路平安大廈(電話：(86 755) 8226 2888，傳真：(86 755) 8243 1029)。聯繫人為劉程(電話：(86 755) 2262 2101)及王小利(電話：(86 755) 2262 2828)。本公司在香港之主要營業地點位於香港灣仔告士打道108號大新金融中心11樓(電話：(852) 2827 1883，傳真：(852) 2802 0018)。填妥及交回回條並不影響股東出席H股類別股東大會的權利。然而，倘股東並無交回回條，而交回回條表示有意出席H股類別股東大會的股東所代表附帶權利在會上表決的股份數目，未能達到附帶權利在H股類別股東大會表決的本公司H股總數的一半以上，則可能導致H股類別股東大會須延期舉行。

4. **委任代表**

凡有權出席H股類別股東大會並於會上表決之股東，均可委任一名或多名代表(毋須為本公司股東)代其出席H股類別股東大會及表決。

有關代表必須以委任書委任。有關委任書須由委任人或其正式書面授權代表簽署。倘委任人為法團，則委任書須以法團印鑒或其董事或正式書面授權代表簽署。委任代表的委任書最遲必須於H股類別股東大會指定舉行時間前24小時送達本公司的H股過戶登記處的地址。倘委任書由委任人的授權人士簽署，則有關授權簽署委任書的授權書或其他授權文件須經公證證明。經公證之授權書或其他授權文件須與委任書同時送達本公司之H股過戶登記處。

5. **其他事項**

H股類別股東大會預期為時半小時。出席大會之股東及代表須自行負責交通住宿費用。